Form 40-F
period 2002-12-31
WESTERN OIL SANDS INC
filed 2003-05-09
CIK 1101280

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

           [_]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                       THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2002.


                             WESTERN OIL SANDS INC.
             (Exact name of Registrant as specified in its charter)

   Province of Alberta, Canada                    1311                    Not applicable.
(PROVINCE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL       (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)      IDENTIFICATION NO.)

                            2400 ERNST & YOUNG TOWER
                              440 - 2ND AVENUE S.W.
                        CALGARY, ALBERTA, CANADA T2P 5E9
                                 (403) 233-1700
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              CT CORPORATION SYSTEM
                   111 EIGHTH AVENUE, NEW YORK, NEW YORK 10011
                                 (212) 894-8400
                     (NAME, ADDRESS (INCLUDING ZIP CODE) AND
               TELEPHONE NUMBER (INCLUDING AREA CODE) OF AGENT FOR
                          SERVICE IN THE UNITED STATES)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                      8 3/8% Senior Secured Notes due 2012

           For annual reports, indicate by check mark the information filed with this Form:

     [X] Annual information form         [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

   The Registrant had 47,742,471 Common Shares outstanding at December 31, 2002

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                     Yes [_]                  No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                     Yes [X]                  No [_]

                                TABLE OF CONTENTS


         DOCUMENT

1. Annual Information Form of the Registrant for the fiscal year ended December 31, 2002.

2.       Management's Discussion and Analysis of the
         Registrant for the year ended December 31, 2002.

3. Consolidated Financial Statements of the Registrant for the year ended December 31, 2002, including a reconciliation to United States generally accepted accounting principles.

4.       Exhibits

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION AND ANALYSIS

A.       AUDITED  ANNUAL FINANCIAL STATEMENTS

         For consolidated audited financial statements, including the report of independent chartered accountants with respect thereto, see pages 49 through 69 of the Registrant's 2002 Annual Report attached hereto and included herein. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 16 of the Notes to the Consolidated Financial Statements on pages 65 through 69 of such 2002 Annual Report.

B.       MANAGEMENT'S DISCUSSION AND ANALYSIS

         For management's discussion and analysis, see pages 31 through 48 of the Registrant's 2002 Annual Report attached hereto and included herein.

         For the purposes of this Annual Report on Form 40-F, only pages 31 through 69 of the Registrant's 2002 Annual Report referred to above shall be deemed filed, and the balance of such 2002 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrant's Annual Information Form, shall be deemed not filed with the Securities and Exchange Commission as part of this Annual Report on Form 40-F under the Exchange Act.


CONTROLS AND PROCEDURES

         (a) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. As of a date within the 90-day period prior to the filing of this report, an evaluation of the effectiveness of the Registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-14(c) and 15d-14(c) of the United States Securities Exchange Act of 1934 (the "Exchange Act")) was carried out by the Registrant's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based on that evaluation, the CEO and CFO have concluded that as of such date the Registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission rules and forms.

         (b) CHANGES IN INTERNAL CONTROLS. Subsequent to the completion of their evaluation, there have been no significant changes in the Registrant's internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS


         A.       UNDERTAKING

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

         B.       CONSENT TO SERVICE OF PROCESS

         A Form F-X signed by the Registrant and its agent for service of process was filed with the Commission together with the Registrant's Registration Statement on Form F-10, No. 333-90736.


                                    SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                              WESTERN OIL SANDS INC.


May 9, 2003

                                              By: /s/ David A. Dyck
                                              ---------------------------------
                                              Name:  David A. Dyck
                                              Title: Vice President, Finance
                                                     and Chief Financial Officer

                                 CERTIFICATIONS


I, Guy J. Turcotte, certify that:

1.   I have reviewed this annual report on Form 40-F of Western Oil Sands Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: May 9, 2003

/s/ Guy J. Turcotte
--------------------------------
Guy J. Turcotte
President and Chief Executive Officer

I, David A. Dyck, certify that:

1.   I have reviewed this annual report on Form 40-F of Western Oil Sands Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: May 9, 2003

/s/ David A. Dyck
---------------------------------
David A. Dyck
Vice President, Finance and
Chief Financial Officer

                                  EXHIBIT INDEX


EXHIBIT NO.       DOCUMENT
-----------       --------

99.1 Consent of PricewaterhouseCoopers LLP, independent accountants.

99.2 Consent of Gilbert Laustsen Jung Associates Ltd., independent engineers.

99.3 Consent of Norwest Corporation, independent mining consultants.

99.4 Certificate of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.5 Certificate of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                                                      DOCUMENT 1
                                                                      ----------



                                [GRAPHIC OMITTED]
                           [LOGO - Western Oil Sands]


                             ANNUAL INFORMATION FORM







                                   May 9, 2003

                                TABLE OF CONTENTS

                                                                            PAGE

CORPORATE STRUCTURE............................................................1

GENERAL DEVELOPMENT OF THE BUSINESS............................................1

NARRATIVE DESCRIPTION OF THE BUSINESS..........................................4

         Project Overview......................................................4

         Resource Base.........................................................5

         Project Construction..................................................6

         Mining and Extraction.................................................6

         Upgrader..............................................................6

         Third Party Facilities................................................6

         Marketing and Sales...................................................7

         Tailings Disposal and Reclamation.....................................7

         Regulatory Approvals..................................................7

         Insurance.............................................................7

         Proposed Expansions and Pre-Feasibility Study Agreement...............8

         Reserves..............................................................9

         Land Tenure..........................................................11

         Royalties............................................................11

         Environmental Considerations.........................................11

         Future Commitments...................................................13

         Joint Venture Agreement..............................................13

SELECTED CONSOLIDATED FINANCIAL INFORMATION...................................17

DIVIDEND POLICY...............................................................17

MANAGEMENT DISCUSSION AND ANALYSIS............................................17

MARKET FOR SECURITIES.........................................................18

DIRECTORS AND OFFICERS........................................................18

RISKS AND UNCERTAINTIES.......................................................20

ADDITIONAL INFORMATION........................................................30

GLOSSARY .....................................................................31

                             WESTERN OIL SANDS INC.

                             ANNUAL INFORMATION FORM

                               CORPORATE STRUCTURE

Western Oil Sands Inc. ("Western" or the "Corporation") is incorporated under the BUSINESS CORPORATIONS ACT (Alberta) on June 18, 1999. The Corporation amended its articles on July 27, 1999, October 6, 1999, November 30, 1999, December 22, 1999, December 8, 2000, March 14, 2001 and May 21, 2002 to change its name to Western Oil Sands Inc., remove its private company restrictions, to amend its share capital to create a class of Non-voting Convertible Equity Shares, to designate a series of Class D Preferred Shares and to fix the rights, privileges, restrictions and conditions attaching to such series and to increase the maximum number of directors permitted.

Western has three wholly-owned subsidiaries; 852006 Alberta Ltd. (which together with Western holds a 20% undivided interest in the Project), Western Oil Sands Finance Inc. and Western Oil Sands USA Inc., as shown below:


[GRAPHIC OMITTED]
[ORGANIZATIONAL CHART]
                           -----------------
                                Western     --------------\
                          /    (Alberta)                   \
                         / ----------------- \              \
                  100%  /              |      \              \
                       /               |       \              \
                      /                |        \              \
---------------------         General  |    -----------------  -----------------
852006 Alberta Ltd.           Partner  |    Western Oil Sands  Western Oil Sands
    (Alberta)                          |        Finance Inc.         USA Inc.
---------------------       1% Limited |        (Alberta)           (Delaware)
                   \       Partnership |    -----------------       (inactive)
                    \            Units |                       -----------------
        99% Limited  \                 |
    Partnership Units \  -----------------------
                       \  Western Oil Sands L.P.
                               (Alberta)
                         -----------------------
                                    |
                                    |
                                   20%
                                    |
                                    |
                                  --^--
                                 Project
                                ---------


References in this Annual Information Form to Western or the Corporation includes its wholly-owned subsidiaries, 852006 Alberta Ltd., Western Oil Sands Finance Inc., Western Oil Sands USA Inc. and Western Oil Sands L.P., unless the context otherwise requires. INITIALLY CAPITALIZED TERMS USED HEREIN AND NOT OTHERWISE DEFINED HAVE THE MEANINGS ASCRIBED THERETO IN THE GLOSSARY.

                       GENERAL DEVELOPMENT OF THE BUSINESS

Western was formed to participate in a joint venture project to design, construct and operate the principal facilities necessary to mine, extract and upgrade the recoverable bitumen reserves found in certain oil sands deposits located on the western portion of Lease 13 and to pursue other oil sands opportunities. The Project is being undertaken by Shell, as to an undivided 60% ownership interest, ChevronTexaco, as to an undivided 20% ownership interest, and Western, pursuant to the Joint Venture formed for such purpose.

During 1999 the Corporation completed a series of private placements for aggregate gross proceeds of approximately $123 million at prices ranging from $2.50 per share to $8.50 per share. The Corporation also entered into a $535 million Senior Credit Facility with certain Canadian lending institutions to assist in funding the expected capital expenditures of the Project.

On September 28, 2000, through a rights offering to the holders of existing equity securities and a private placement, the Corporation issued 10,709,076 Non-voting Convertible Equity Shares for aggregate consideration of $130 million. Of these shares, 9,217,992 were issued at $12.00 per share, while 1,491,084 were issued on a flow-through basis at $13.00 per share.

On December 21, 2000, the Corporation completed its initial public offering of 4,000,000 Common Shares at a price of $15.00 per share, for gross proceeds of $60 million. Concurrently therewith, the Common Shares were listed on the Toronto Stock Exchange under the symbol "WTO".

On February 1, 2001, the Corporation filed two prospectuses qualifying the issuance of an aggregate of 34,033,029 Common Shares, 494,224 Class A Warrants and 465,188 Class B Warrants issuable upon the conversion or exercise, as the case may be, of all the Non-voting Convertible Equity Shares, Class A Special Warrants, Class B Special Warrants and Warrant Options previously issued by the Corporation. Subsequently, in February and March 2001, the 465,188 Class B Warrants were exercised into Common Shares for aggregate gross proceeds of $3.7 million.

On March 14, 2001, the Corporation completed a private placement for the issuance of Class D Preferred Shares, Series A at a price of $18.00 per share for gross proceeds of $12 million. Each Class D Preferred Share is convertible into one Common Share prior to redemption, which is at the option of the Corporation at any time, at a price equal to their issue price plus a cumulative dividend of 12% per year compounded semi-annually until January 1, 2007, increasing by 3% per quarter thereafter to a maximum of 24% per year. The Corporation also entered into a $90 million bridge facility with a Canadian chartered bank. The $90 million bridge facility was secured by an undertaking by Western to raise funds from other sources including future bond offerings and/or equity offerings. This facility was subsequently repaid and cancelled on October 25, 2001.

On April 27, 2001, the Corporation completed a private placement of 625,000 Common Shares at $16.00 per share issued on a flow-through basis, for gross proceeds of $10 million.

In June 2001, the Corporation entered into an additional $30 million bridge facility with a Canadian chartered bank, that was also secured by an undertaking by Western to raise funds from other sources including future bond offerings and/or equity offerings and was subsequently repaid and cancelled on October 25, 2001. Also in June 2001, the Corporation commenced drawdowns under the Senior Credit Facility to meet its ongoing commitments to the construction of the Project.

In July 2001, the Corporation completed a further private placement to certain of its existing shareholders of 3,404,729 Non-voting Convertible Equity Shares at $13.00 and $14.00 per share, together with 725,589 Non-voting Convertible Equity Shares issued on a flow-through basis at $15.60 per share, for aggregate gross proceeds of $57.9 million. At this time, certain shareholders also undertook to subscribe for 725,590 Non-voting Convertible Equity Shares on a flow-through basis at $15.60 per share, which were subsequently subscribed for and issued in November 2001, for gross proceeds of $11.3 million. In conjunction with these offerings 2,589,641 Call Obligations were issued to certain subscribers, whereby each Call Obligation was exercisable into one Non-voting Convertible Equity Share and one Warrant to purchase a Non-voting Convertible Equity Share upon the payment of $13.00 per Call Obligation. These Call Obligations expired March 31, 2003.

On October 25, 2001, the Corporation completed a rights offering to existing shareholders, of 3,384,835 Common Shares at a price of $14.00 per share for gross proceeds of $47.4 million. On October 25, 2001, Western established a new $88 million two-year bridge note purchase facility ("Bridge Facility") with a Canadian chartered bank. The notes (the "Convertible Notes") issuable pursuant to draws under the Bridge Facility are convertible, at maturity at Western's option and in the event of a default at the option of the bank, into Common Shares at 95% of the then current market price.

In November 2001, the Corporation completed a private placement of 150,000 Non-voting Convertible Equity Shares issued on a flow-through basis at $17.30 per share for gross proceeds of $2.6 million. On November 27, 2001, the Corporation filed a prospectus which qualified for issuance an aggregate of 5,005,908 Common Shares issuable upon conversion of all the Non-voting Convertible Equity Shares issued in July and November 2001.

On April 23, 2002, the Corporation completed a private placement offering of US$450 million senior secured Notes. The Notes bear interest at 8.375% per annum, payable on May 1 and November 1 of each year, beginning on November 1, 2002 and mature on May 1, 2012. Of the net proceeds from this offering, $508 million was used to repay the Senior Credit Facility and all amounts owed to Shell. The Senior Credit Facility was cancelled in conjunction with its repayment.

Concurrent with the completion of the offering of Notes, the Corporation entered into a senior credit facility with a syndicate of banks in the aggregate amount of $100 million comprised of a revolving $75 million debt service/completion facility to be used primarily to finance interest payable on the Notes with the surplus to be available to fund Project construction costs and a revolving $25 million letter of credit facility to backstop certain overdraft arrangements under the Joint Venture Agreement and the Corporation's land reclamation requirements.

On August 16, 2002 Western made a claim for cost overruns in the amount of $430 million and on November 19, 2002 Western made an initial claim for start-up delay coverage under its Project delay/cost overrun insurance policies. Further claims for start-up delays have been and will be made pursuant to the terms of the policy as required.

On November 19, 2002, the Corporation entered into a $50 million credit facility (the "Working Capital Facility") with a syndicate of Canadian chartered banks to fund the Corporation's working capital requirements. The Working Capital Facility was amended on January 30, 2003 to increase the maximum amount of such facility to $75 million and to add an additional Canadian chartered bank to the syndicate of lenders.

The Project achieved a major milestone on December 29, 2002 with first bitumen production at the Mine. Deliveries of diluted bitumen into the Corridor pipeline system for delivery to the Upgrader located at Scotford, Alberta commenced before the end of 2002. At the Upgrader, the primary distillation units were successfully tested during the fourth quarter of 2002 and commissioning and testing of the synthetic crude units was well underway at the end of 2002.

As at December 31, 2002, there were 47,742,471 Common Shares, 666,667 Class D Preferred Shares Series A, 494,224 Class A Warrants and 1,329,000 stock options issued and outstanding.

On February 7, 2003 the Corporation completed a public offering of 2,050,000 Common Shares at $24.50 per share for gross proceeds of $50.225 million.

The proceeds of each of the private placements, the initial public offering, the rights offering, the subsequent public offering, the Bridge Facility, the Senior Credit Facility (prior to repayment), the offering of the Notes, the new senior credit facility and the Working Capital Facility were used by the Corporation to fund the Corporation's 20% share of capital costs of the Project and related expenses. Western's share of Project construction costs to December 31, 2002 amounts to $1,080.8 million. The original AFE obligated the Corporation to expend $709.4 million from 1999 to 2003. During the course of construction, additional costs were identified to complete the Project and Western's share of the expected total capital costs for the completed Project (excluding costs of repair due to the fire described below) is $1.125 billion.

A fire occurred in the froth treatment area at the Mine, caused by a hydrocarbon leak arising from the failure of a piping connection, on January 6, 2003. The fire did not cause significant damage to major process equipment or piping systems. Damage was mainly limited to electrical cables, instrumentation and insulation in the solvent recovery area of the froth treatment plant and subsequent damage to pipes as a result of freezing. Repairs to Train 1 of the froth treatment plant were completed by the end of March 2003 and the production of bitumen resumed in April 2003. Repairs to Train 2 of the froth treatment plant at the Mine are almost complete and these facilities are expected to be available for use in May 2003. The costs of repairs for the fire and freeze damage have increased to an estimate of $150 million ($30 million net to Western). Western has extensive insurance coverage in place and is seeking to recover these costs from insurers. The first interim submission totaling $45 million ($9 million for Western's share) has been presented to insurers for payment, with further submissions to follow. The insurance policies for the Project cover property damage of up to $500 million per incident at the Project level ($100 million for Western's share). In addition, subject to a 30-day waiting period, potential start-up delay coverage is in place at the Project level for up to $500 million per incident ($100 million net to Western).

                      NARRATIVE DESCRIPTION OF THE BUSINESS

Western holds a 20% undivided ownership interest in the Project. The Project is a joint venture to design, construct and operate the principal facilities necessary to mine, extract and upgrade the recoverable bitumen reserves underlying certain oil sands deposits located on the western portion of Lease
13. Lease 13 is located in northern Alberta approximately 70 km north of Fort McMurray, Alberta, abutting the Athabasca River and the integrated Upgrader is situated near Shell's existing refinery near Fort Saskatchewan, Alberta. Western is entitled to participate in the future development of Lease 13 and to participate in other oil sands opportunities with Shell and ChevronTexaco in respect of Shell's Other Athabasca Leases, and also within a defined area of mutual interest. As at December 31, 2002, Western had 27 employees, of which 12 were seconded to Albian in connection with the Project.

PROJECT OVERVIEW

The Project is designed to produce high quality bitumen by surface mining certain Athabasca oil sands deposits and upgrading the extracted bitumen into custom blended petroleum products for eventual sale to conventional refineries where it will be used to produce petroleum products. Approximately 275,000 tonnes per day of ore, in addition to approximately 155,000 tonnes per day of overburden, low grade (waste) oil sand and extraction plant rejects will initially be mined from the Mine. It is expected that 155,000 bbls per day of bitumen will be extracted from this ore in the Extraction Plant and with the addition of non-bitumen feedstocks approximately 190,000 bbls per day of refinery feedstocks and synthetic crude oil blends will be produced by the Upgrader.

The Project is an integrated oil sands development pursuant to which:

o Oil sands deposits will be mined using open pit techniques at the Mine located on the western portion of Lease 13, which will be a truck and shovel mine operation.

o Raw bitumen will be extracted from the oil sands through processes powered by electrical and thermal energy at the Extraction Plant that is located on the western portion of Lease 13. The extraction process consists of primary extraction and froth treatment stages.

o Once extracted, the raw bitumen feedstock will be transported from the Mine through a dual pipeline system to the Scotford Upgrader located near Fort Saskatchewan, Alberta where it will be upgraded into refinery feedstocks.

o Upgrading is the final stage of the production process. The bitumen feedstock is distilled to recover diluent, then undergoes a hydro-conversion process with integrated hydro-treating to generate suitable product streams.

o After the bitumen has been upgraded, it will be sold as refinery feedstock to North American refineries and to the Scotford Refinery, which is adjacent to the Scotford Upgrader, for further processing. A dual pipeline system connects the Scotford Upgrader to certain third party pipelines in Edmonton, Alberta.

RESOURCE BASE

Lease 13 lies within the mineable oil sands area of the Athabasca deposits. The 49,872 acres of Lease 13 are estimated by Western to contain 4.9 billion bbls of in-place mineable bitumen resources at an average grade of 11.6% bitumen and a strip ratio of less than 1.5:1. NorWest has verified these estimates in the NorWest Report.

The Mine covers a 121 square kilometre portion of the western portion of Lease
13. According to GLJ, the western portion of Lease 13 contains approximately 1.1 billion bbls of proven and 0.6 billion bbls of probable reserves and is sufficient for approximately 30 years of non-declining bitumen production at 155,000 bbls/d. This has been verified by Norwest in the NorWest Report based on consideration of the geology of the mine plan area, integrity of the exploration data base, the model used to represent the geology of the mine plan area and the model used to estimate ore characteristics. NorWest also considered specific geology-related risks.

The current 30-year mine reserve is one of the five potentially mineable ore deposits that have been identified on Lease 13 and Shell's Other Athabasca Leases. Western is entitled to participate in future expansions on Lease 13 and to participate in the other oil sands opportunities with Shell and ChevronTexaco in respect of Shell's Other Athabasca Leases, and within a defined area of mutual interest. The following table outlines the Joint Venture's proved and probable reserves on the western portion of Lease 13, as estimated by GLJ, and the resources available for future expansion opportunities on the remainder of Lease 13 and Leases 88 and 89, as verified by NorWest:


                                                                      WESTERN'S
                                                            TOTAL       SHARE
                                                           (MMbbls)    (MMbbls)
                                                           --------    --------
JOINT VENTURE
  Reserves on western portion of Lease 13................    1,681         336
                                                             =====         ===
FUTURE OPPORTUNITIES
  Resources on remainder of Lease 13.....................    3,200         640
  Resources on Leases 88 and 89..........................    3,900         780
                                                             -----         ---
                                                             7,100       1,420
                                                             =====       =====

PROJECT CONSTRUCTION

Construction was completed at the Mine and at the Scotford Upgrader in December 2002 and both facilities are now in the start-up process. At the end of 2002, operations management assumed responsibility for all facilities and activities at both sites and initiated start-up operations.

The Project achieved a major milestone on December 29, 2002 with first bitumen production at the Mine. Initial indications were that bitumen recovery and quality were achieving design targets and meeting required upgrading specifications. Deliveries of diluted bitumen into the pipeline system for delivery to the Scotford Upgrader commenced before the end of 2002. At the Scotford Upgrader, the primary distillation units were successfully tested during the fourth quarter of 2002 and commissioning and testing of the synthetic crude units was well underway at the end of 2002.

In late March 2003, the Upgrader successfully started producing light synthetic crude, utilizing purchased feedstocks. On April 19, 2003 the Project achieved fully integrated operations when the Scotford Upgrader began processing bitumen from the Mine to manufacture synthetic crude oil products. Western expects to reach full-scale production at the Mine of 155,000 bbls per day of bitumen (31,000 bbls per day for Western's share) which together with purchased feedstocks, will result in synthetic crude oil production of approximately 190,000 bbls per day (38,000 bbls per day net to Western) at the Upgrader by the end of the third quarter of 2003.

MINING AND EXTRACTION

Albian was formed for the sole purpose of constructing and operating the Mine and the Extraction Plant and is owned by the Owners in proportion to their respective ownership interests in the Project. Albian manages and has responsibility for the construction and operation of the Mine and the Extraction Plant. Western provides certain management services including the full and part time services of certain of its employees to Albian.

UPGRADER

The HMU was constructed to provide hydrogen to the Upgrader. The owner of the HMU is Scotford HMU Leasing Inc., a special purpose corporation owned by the Owners and Shell Canada Products Limited. The Owners' interests are held in proportion to their ownership in the Project. Shell managed construction of the HMU. The cost of the HMU was financed through a secured bank loan in the principal amount of up to $290 million made available by a syndicate of banks. Dow will supply additional hydrogen to the Upgrader pursuant to a long-term contract.

THIRD PARTY FACILITIES

The Owners have entered into various contracts with certain third parties to construct, own and operate certain additional facilities required by the Project. Terasen Pipelines (Corridor) Inc. ("Terasen"), a subsidiary of BC Gas Inc., constructed and owns the dual pipeline systems that connect the Mine to the Scotford Upgrader and the Scotford Upgrader to certain third party pipelines. Terasen operates this system directly. The Owners are severally responsible for the costs of transportation on the pipeline systems, which is on a take or pay basis.

ATCO built, owns and operates the cogeneration facility located on Lease 13 which provides power and steam for the Mine and Extraction Plant. ATCO also owns and operates the cogeneration facility constructed to provide electrical power to the Upgrader. The Owners are obligated to purchase power from ATCO under long-term contracts. ATCO has the ability to sell any excess power generated by the cogeneration facilities to the commercial power market.

MARKETING AND SALES

Shell Canada Products Limited will take delivery of vacuum gas oil at the Scotford Refinery, representing approximately one-third of the total Upgrader production, pursuant to a long-term sales arrangement. Western expects to sell approximately 12,000 bbls per day of vacuum gas oil to Shell Canada Products Limited under this arrangement representing its 20% share of such total sales. The remaining production from the Upgrader and any third party feedstocks will initially form the basis of two streams of synthetic crude oil (one heavy and one light), and later a single stream blend, totaling approximately 130,000 bbls per day (26,000 bbls per day to Western). This production will be taken in kind and marketed by each Owner to numerous refineries throughout North America. The Scotford Upgrader is located at the hub of the western Canadian refining industry near Edmonton, Alberta, providing the Owners with access to a number of pipeline systems, to which the Corridor pipeline system is connected. Provisions for pipeline deliveries are being established through Trans Mountain Pipe Line Company Ltd. and Enbridge Inc.

TAILINGS DISPOSAL AND RECLAMATION

During the first five to seven years of operation, all of the tailings from the extraction process will be transported to an external tailings settling pond by pipeline to enable the solids to settle from the water. Subsequent to this five to seven year period, fresh coarse dewatered tailings produced in the Extraction Plant will be processed and deposited in dyked-off areas in the mine pit.

An objective of the tailings management plan will be to minimize the size of the tailings settling pond. The Owners expect to accomplish this by arranging the mine plan to provide available storage for the consolidated tailings in the mine pit as soon as possible and subsequently by increasing the production of consolidated tailings, as space in the mine pit becomes available. The major benefit of this consolidated tailings method will be to enable the mined area to be reclaimed as a solid landform as the tailings deposits progressively consolidate towards a geotechnically stable mine backfill. This is designed to minimize land disturbance and the subsequent impact on the environment.

At the end of the mine life, all remaining surface disposal sites will be reclaimed. The remaining void from the last few years of mining will be used to dispose of any fine tailings and water from the tailings settling pond, and will be capped with fresh water to form a lake. Appropriate drainage systems will be incorporated into the final landform to provide a self-sustaining ecosystem.

REGULATORY APPROVALS

The Project has obtained all of the material regulatory approvals and permits that it requires for completion and operation of the Project.

INSURANCE

The Owners have obtained insurance to protect against certain risks of loss during the construction of the Mine, Extraction Plant and the Upgrader. The insurance is typical for a project of the nature of the Project.

In addition, Western has obtained, for its own account, a $200 million insurance policy which, throughout the period March 2000 through April 2004, covers certain costs, expenses and losses of revenue including: (i) costs and expenses or loss of revenues arising from a delay in achieving the guaranteed production levels as set out in the feasibility study; (ii) costs and expenses incurred in connection with the modification, repair or replacement of equipment or material, which are directly related to achieving the guaranteed production levels; (iii) escalation in Project costs beyond the budgeted Project costs, which are directly related to achieving the guaranteed production levels; and (iv) debt service costs related to obligations incurred to finance any of (i), (ii) or
(iii). The establishment and maintenance of this policy was a requirement of the Senior Credit Facility.

During the period from June 24, 2002 through to April 17, 2003, Western has filed interim claims for cost overruns in the amount of $430 million and for start-up delay coverage in the amount of $100 million.

Western is in discussions with its insurers regarding its claims and is attempting to resolve disagreements with them as to coverage under the policies. Western remains confident in the extent of coverage available under the insurance policies; however, Western cannot at this time estimate when any payments under the policies may be forthcoming. Notwithstanding the amount of Western's claims, the policy limit of these insurance policies is $200 million.

In connection with operations, Western intends to obtain insurance designed to protect its ownership interest against losses or damage to the Mine, Extraction Plant and Upgrader once commercial operations begin, to preserve its operating income and to protect against its risk of loss to third parties and which is reasonably obtainable.

PROPOSED EXPANSIONS AND PRE-FEASIBILITY STUDY AGREEMENT

The Owners announced in August 2001 that they intend to evaluate potential long-term development opportunities relating to the resources contained within Lease 13 and on Shell's Other Athabasca Leases. These opportunities include:

         o optimization and expansion of the western portion of Lease 13 and Lease 90, which is one of Shell's Other Athabasca Leases, to increase total bitumen production from the current design of 155,000 bbls/d to 225,000 bbls/d. Based on satisfactory results of a feasibility study, this development would likely occur in the 2006 to 2007 time frame;

         o development of a new mine and extraction facility, known as the Jackpine Mine, Phase One, to be located on the eastern portion of Lease 13 with a capacity of 200,000 bbls/d of bitumen production. This development would follow expansion of the western portion of Lease 13; and

         o development of additional resources located on Leases 88 and 89, known as the Jackpine Mine, Phase Two, with a capacity of approximately 100,000 bbls/d of bitumen production. This development would follow the development of Jackpine Mine, Phase One.


In conjunction with these developments, Western, Shell and ChevronTexaco have entered into a pre-feasibility study agreement in respect of the development of the Jackpine Mine, Phase One. The objective of the agreement is to obtain primary regulatory approvals, licenses, permits and authorizations for the construction of the Jackpine Mine, Phase One mine and extraction plant and may also in certain circumstances incorporate the resources for Leases 88, 89 and/or Lease 90. The interests of the parties to this agreement will be the same as in the Joint Venture Agreement; however, the terms of the Joint Venture Agreement will not govern this undertaking. The budgeted cost of these activities to the Owners is approximately $18.7 million, of which Western's share is approximately $3.7 million. This agreement is not an amendment to the Joint Venture Agreement and is not considered a feasibility study or an expansion pursuant to the Joint Venture Agreement, nor will it trigger any rights for notices for proposed expansions under the Joint Venture Agreement. This agreement does not add to nor detract from any of Western's rights under the Joint Venture Agreement. The overall management has been delegated to the Executive Committee of the Joint Venture, which will specifically delegate certain matters to the project administrator. Western may withdraw from the agreement at any time, however, Western may be reinstated by paying twice the costs it would have otherwise been required to pay to preserve its rights to participate in a feasibility study and expansion pursuant to the Joint Venture Agreement.

RESERVES

GLJ prepared the GLJ Report which evaluated the reserves attributable to Western as of January 1, 2003. The tables below summarize the oil reserves and the present value of the estimated future net cash flow attributable to Western's ownership as evaluated in the GLJ Report. All evaluations of future net cash flow are stated prior to any provisions for income tax, reclamation costs, Project financing, general and corporate overhead, hedging activities and patent fees. THE FUTURE NET CASH FLOWS ARE ESTIMATES ONLY AND SHOULD NOT BE CONSTRUED AS REPRESENTING THE FAIR MARKET VALUE OF THE RESERVES.

    SUMMARY OF RESERVES AND PRESENT VALUES OF ESTIMATED FUTURE NET CASH FLOW
                              AS AT JANUARY 1, 2003

                           ESCALATED PRICES AND COSTS

                                                                                PRESENT VALUES OF ESTIMATED FUTURE
                                                                                NET CASH FLOW BEFORE INCOME TAXES
                                                                                ----------------------------------
                                                 OWNERSHIP
                                GROSS PROJECT     INTEREST      NET AFTER
                                   RESERVES       RESERVES       ROYALTY            0%       10%        15%       20%
                                   --------       --------       -------            --       ---        ---       ---
                                   (MMbbls)       (MMbbls)       (MMbbls)                  ($ million)
Proved                                1,111            222            202        2,960     1,302        972       766
Probable                                570            114             96        1,956       341        195       133
Risked probable (50%)                   285             57             48          978       170         97        67
Proved plus 50% probable              1,396            279            250        3,938     1,472      1,069       833
Proved plus probable                  1,681            336            298        4,915     1,642      1,167       900

                            CONSTANT PRICES AND COSTS


                                                                                PRESENT VALUES OF ESTIMATED FUTURE
                                                                                NET CASH FLOW BEFORE INCOME TAXES
                                                                                ----------------------------------
                                                 OWNERSHIP
                                GROSS PROJECT     INTEREST      NET AFTER
                                   RESERVES       RESERVES       ROYALTY            0%       10%        15%       20%
                                   --------       --------       -------            --       ---        ---       ---
                                   (MMbbls)       (MMbbls)       (MMbbls)                  ($ million)
Proved                                1,111            222            189        5,369     2,347      1,744     1,369
Probable                                570            114             93        2,960       484        265       174
Risked probable (50%)                   285             57             46        1,480       242        133        87
Proved plus 50% probable              1,396            279            236        6,849     2,589      1,876     1,456
Proved plus probable                  1,681            336            282        8,329     2,830      2,009     1,543

NOTES:

(1)      Columns may not add due to rounding.

(2) Reserve definitions consistent with National Policy Statement 2-B of the Canadian Securities Administrators have been used in the GLJ Report, where:

         "Proved Reserves" are those quantities of reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data.

         "Probable Reserves" are those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery.

         "Established" is a proved plus risked probable category that incorporates 50 percent of the unrisked probable additional reserves, production and cash flow.

(3) The Project reserves are undeveloped. No reserves have been attributed to the bitumen deposits present in the eastern portion of Lease 13, or Leases 88 and 89, because of the current uncertainty of their development.

(4) Oil volumes correspond to upgraded bitumen on the basis of 1.03 bbls/bbl of undiluted bitumen. Production from the Upgrader will include volumes that are attributable to off-lease feedstock purchases that cannot be booked as Project reserves. In the escalated price case, GLJ estimates the oil pricing to be Edmonton Par less $4.00/bbl in 2003, $3.00/bbl in 2004 and $2.00/bbl thereafter. In the constant price case, GLJ estimates the oil pricing to be Edmonton Par less $4.00/bbl. These pricing forecasts reflect total revenues associated with the output from the Upgrader less the purchase costs associated with feedstock.

(5) Bitumen production has been forecast by GLJ to start in 2003, and reach 155,000 bbls per day by 2005 in the proved plus risked probable category. Production in the proved case is forecast to be 80,000 bbls per day in 2003 and to average 150,000 bbls per day thereafter, with a mine life of 20 years. The 150,000 bbls per day rate and 20 years of operation is consistent with the regulatory applications. In the proved plus probable case, production is forecast to grow from a rate of 96,000 bbls per day in 2003 to an average rate of 160,000 bbls per day by 2007. The reserves recovered in the proved plus probable category reflect a 10 year extension to the proved forecast consistent with the Mine plan prepared for the feasibility study which was prepared in connection with the Project.

(6) Remaining capital costs relating to post-AFE Project costs are forecast in the proved plus risked probable reserves evaluation to be $125 million (in 2003 $). Operating costs over the Project life will fluctuate, with an average of approximately $15.06/bbl (2003 $) undiluted bitumen forecast in the proved plus risked probable category. Sustaining capital of approximately $1.53/bbl (2003 $) bitumen is forecast in the proved plus risked probable category. The evaluation recognizes that a component of operating costs is tied to the price of natural gas; $5.82/MMBTU was used in the above estimate. A range of operating and capital costs are used by GLJ, with higher estimates being used in the proved category and lower estimates used in the proved plus probable category.

(7) While the production, operating and capital costs were prepared with an understanding as to the feasibility study prepared in connection with the Project and due diligence reports obtained by Western, these forecasts reflect GLJ's judgment and interpretations and should not be construed as corresponding to their expectation.

(8) Royalties are anticipated to be paid at the Mine boundary using a deemed bitumen revenue. The basis for determining the bitumen price has not been determined. For purposes of this evaluation, GLJ has deducted $4.00/bbl from GLJ's price for 12 degree heavy oil at Hardisty to reflect the lower quality and transportation. The royalties correspond to the generic oil sand royalty regime recently enacted. An initial royalty of 1% on gross revenue is paid until 100% of the Project capital, including a return on capital, has been recovered. The royalty subsequently becomes 25% of net deemed bitumen revenue. The return allowance is set at the monthly federal long-term bond rate, which is forecast to be 4% real.

(9) The constant price reflects December 31, 2002 prices of $49.29/bbl Edmonton Par oil, $34.29/bbl 12 degree crude at Hardisty, $5.82/MMBTU gas and zero inflation. In the escalated price assumptions, the following GLJ price forecast effective April 1, 2003 was used:

                                                       LIGHT, SWEET       HEAVY CRUDE OIL
             PROJECT   EXCHANGE    WTI CRUDE OIL AT      CRUDE OIL         (12 API) AT       AVERAGE
YEAR        INFLATION    RATE     CUSHING OKLAHOMA   (40 API, 0.3% S)        HARDISTY      ALBERTA GAS
                %      $US/$Cdn       $US/bbl            $Cdn/bbl            $Cdn/bbl        $/MMBTU
--------------------------------------------------------------------------------------------------------
2003           1.5          0.68       29.25               42.00              28.00            6.00
2004           1.5          0.68       25.00               36.00              23.75            5.20
2005           1.5          0.68       23.00               33.00              22.00            4.85
2006           1.5          0.68       23.00               33.00              22.75            4.85

                                                       LIGHT, SWEET       HEAVY CRUDE OIL
             PROJECT   EXCHANGE    WTI CRUDE OIL AT      CRUDE OIL         (12 API) AT       AVERAGE
YEAR        INFLATION    RATE     CUSHING OKLAHOMA   (40 API, 0.3% S)        HARDISTY      ALBERTA GAS
                %      $US/$Cdn       $US/bbl            $Cdn/bbl            $Cdn/bbl        $/MMBTU
--------------------------------------------------------------------------------------------------------
2007           1.5          0.68       23.00               33.00              22.75            4.85
2008           1.5          0.68       23.00               33.00              22.75            4.90
2009           1.5          0.68       23.00               33.00              22.75            5.00
2010           1.5          0.68       23.25               33.50              23.25            5.10
2011           1.5          0.68       23.75               34.00              23.75            5.20
2012           1.5          0.68       24.00               34.50              24.25            5.30
2013           1.5          0.68       24.50               35.00              24.75            5.40
2014+          1.5          0.68      +1.5%/yr           +1.5%/yr            +1.5%/yr        +1.5%/yr


It is noted that the accuracy of any reserve estimate, especially when based on volumetric analysis, is a function of the quality of available data and of engineering interpretation and judgment. While reserve estimates presented herein are considered reasonable, performance subsequent to the date of the estimate may justify their revision, either upward or downward. The GLJ Report presents net revenue projections prepared for the reserves attributable to the ownership interest of Western along with a discussion of the evaluation.

LAND TENURE

Oil produced from oil sands is produced under Crown Oil Sands Leases granted by the Province of Alberta. Such Crown Oil Sands Leases have an initial term of 15 years, and may be continued thereafter under the OIL SANDS TENURE REGULATION (Alberta) to the extent that the lessee has attained the required minimum level of evaluation of the oil sands in the leases or the leases are producing. Lease 13 has been continued under such regulation. The real property related to the pipelines, the Upgrader and the cogeneration facilities fall into two basic categories of ownership: (i) a number of locations, including some pumping/compressor stations, are owned in fee simple; and (ii) the majority of locations are covered by leases, easements, rights-of-way, permits or licenses from landowners or governmental authorities permitting the land to be used in such a manner.

ROYALTIES

An initial royalty of 1% of the gross revenue on the bitumen produced is paid until the Owners have recovered 100% of the capital costs associated with the Mine and Extraction Plant, including a return on capital. Such return is based on the monthly Canadian federal long-term bond rate. Subsequent thereto, the royalty will be the greater of 1% of the gross revenue on the bitumen produced and 25% of net bitumen revenue. Gross revenue is calculated based on the fair market value of the bitumen prior to upgrading. Net revenue is determined by deducting from gross revenue the aggregate of all allowable operating costs, interest expense and amortization of capital costs and any loss carryforwards.

ENVIRONMENTAL CONSIDERATIONS

Oil sands operations are subject to environmental regulation pursuant to provincial and federal legislation. In December 1997, Shell filed a consolidated application with the provincial government for approvals pursuant to the ENERGY RESOURCES CONSERVATION ACT (Alberta), the OIL SANDS CONSERVATION ACT (Alberta), the ENVIRONMENTAL PROTECTION AND ENHANCEMENT ACT (Alberta) and the WATER RESOURCES ACT (Alberta). Applications were filed with the federal government for approvals pursuant to the NAVIGABLE WATERS PROTECTION ACT (Canada) and the FISHERIES ACT (Canada). As at December 31, 2002 approvals have been received for all of the major components of the Project.

Included in the application to the provincial government was an environmental impact assessment that assessed the impacts associated with the development, operation and reclamation of the Project within the context of existing regional developments. The assessment identified several favorable environmental aspects of the Project, including the following:

         o the non-caustic extraction process which reduces water quality concerns and allows for faster consolidation of tailings to facilitate contemporaneous reclamation;

         o the transportation of diluted bitumen to the Upgrader for processing will reduce regional air emissions that would otherwise occur in the Fort McMurray area;

         o the absence of coke as a by-product of the upgrading process which results in higher recoveries of bitumen;

         o contemporaneous reclamation of the Mine site which decreases surface disturbance; and

         o low levels of carbon dioxide and sulphur dioxide emissions resulting from the upgrading process.

The Owners have committed to an environmental management system approach to operate the Project based on these and other advantages. This system aims to support environmentally sound development through the integration of environmental planning and accountability at all levels of operations and management.

The key environmental issues and stakeholder concerns to be managed by the Owners in the development of the Mine are similar to those currently being managed by existing oil sands operators and communities and encompass the health of local and regional residents and Project employees, surface disturbance on the terrestrial ecosystem, effects on traditional land use and historical resources, local and regional air quality, water quality, health of the aquatic ecosystem in the Athabasca and Muskeg rivers and cumulative effects on wildlife populations and aquatic resources. The Owners have committed to both site-specific and regional monitoring programs that will track the effects of the Project and the cumulative effects of regional development on environmental components and ecosystems.

The Owners will operate the Project to achieve compliance with applicable statutes, regulations, codes, permit conditions and, to the extent practicable, government guidelines. Where the applicable laws are not clear or do not address all environmental concerns, management will apply appropriate internal standards and guidelines to address such concerns. In addition to complying with legislation and regulations and exercising due diligence, the Owners will strive to continuously improve the overall environmental performance of the operation and products while aspiring for short term and long term commercial success for the Project. Air quality is of particular importance to the project, and has taken on greater significance with the federal government's ratification of the Kyoto agreement. As part of a Voluntary Climate Change Action Plan, the Joint Venture has substantially reduced emission targets for the Project. As it stands today, the Project will be starting up with emission that are 27 per cent lower than the original case that was approved by the Alberta Energy and Utilities Board. This has been achieved through the addition of cogeneration units, the use of waste hydrogen from a neighbouring facility and a variety of process improvements. Our goal is to further reduce emissions by another 50 per cent by 2010 through a combination of energy efficiency projects. To achieve this goal, the Owners are pursuing a multi-faceted plan, which will include energy efficiency projects, investigation of cleaner technology, the purchase of domestic and international offsets and tree-planting offset programs.

FUTURE COMMITMENTS

The Corporation has entered into various commodity pricing agreements designed to mitigate the exposure to the volatility of crude oil prices. The agreements are summarized as follows:

                       NOTIONAL VOLUME        HEDGE PERIOD                 AVERAGE PRICE RECEIVED
                       ---------------------- ---------------------------- -----------------------
WTI Swaps              4,500 bbls/d           April 1,  2003 to March 31,  Cdn.$39.72
                                              2004
WTI Swaps              9,000 bbls/d           April 1,  2004 to March 31,  Cdn.$36.97
                                              2005


JOINT VENTURE AGREEMENT

The following section describes the general terms of the Joint Venture Agreement and other relevant agreements.

         GENERAL

The Joint Venture, which commenced December 6, 1999, consists of the following:
(i) the mining of oil sands from the western portion of Lease 13; (ii) extraction of bitumen from such oil sands at the Extraction Plant; (iii) the upgrading of such diluted bitumen in the Upgrader into refinery feedstocks and synthetic crude oil blends; (iv) certain rights of the Corporation and ChevronTexaco to participate in mining operations on the east area of Lease 13 and in Shell's Other Athabasca Leases; (v) an area of mutual interest for expansion of operations of the Joint Venture; (vi) the disposition of the Upgrader products; and (vii) the construction operations relating to the foregoing.

The Joint Venture has been established pursuant to a number of agreements among the Owners and is the subject of other agreements between the Owners and third parties.

         JOINT VENTURE AND RELATED AGREEMENTS

The principal agreement, which established the Joint Venture and governs the relationship of the Owners, is the Joint Venture Agreement. This agreement also sets out the manner in which certain of the other Project agreements will be dealt with.

The JVA provides for the formation of the Joint Venture, the manner in which the Joint Venture is administered, the creation and manner in which the Executive Committee, which is the decision making body in respect of most matters, functions, the responsibilities of the project administrator, secondments of Owners' personnel, budgets, costs, technology matters, dispositions, defaults, environmental matters, expansions, Owner's rights vis-a-vis each other, as well as financial, accounting, banking matters, basic design parameters of the Project and other matters.

         EXECUTIVE COMMITTEE AND PROJECT ADMINISTRATOR

The JVA establishes an Executive Committee that is responsible for most decisions relative to the Joint Venture, other than those which are requirements of the Owners. One of Shell's representatives has been appointed as the first Chairman and each Owner has appointed two representatives to the Executive Committee. Voting at the Executive Committee level is based upon Owners' ownership interests. Matters are generally decided by an affirmative vote of two or more non-defaulting Owners having an aggregate ownership interest of more than 50%, other than in certain specified instances where a greater majority or unanimity is required. Certain matters relating to the Upgrader, facilities shared by the Upgrader and the Scotford Refinery require an affirmative vote of one or more non-defaulting Owners representing an aggregate 50% ownership interest. An affirmative vote of two or more non-defaulting Owners representing an aggregate 85% ownership interest is required for certain matters including, but not limited to curtailment or shut down of the Project, removal of the project administrator appointed under the JVA or an operator, custom processing, and amendments to certain Project agreements. Unanimity is required among the Owners in respect of, among other things, amendments to the Project agreements, to mortgage or encumber the Project or the Project assets, and where the Project agreements expressly require.

The Executive Committee will also oversee the operations of Albian and Shell as operators of the Mine and Extraction Plant and the Upgrader and related facilities and ensure that each Owner has an ongoing opportunity to provide qualified secondees to the Project.

The project administrator, which initially is Shell, has an administrative function and deals with day to day matters that include making payments under third-party Project agreements and dealing with administrative matters relating to non-performing Owners. The project administrator is responsible for carrying out the directions of the Executive Committee and appointing an individual to act as project integration manager.

         WESTERN PERSONNEL

Albian operates the Mine and the Extraction Plant pursuant to an operating agreement. The mining and extraction services agreement dated December 6, 1999 between Western and Albian (the "Mining and Extraction Services Agreement") sets out that Western will provide certain mine and extraction management services including the full and part-time services of certain of its employees and consultants to Albian. Further, Western will identify additional personnel to be employed by Albian beyond the Western personnel who are necessary for the operation of the Mine and the Extraction Plant. Certain Western personnel will be dedicated to the Project until three years after Extraction Plant Start-up while others, whose functions relate solely to construction, are dedicated to the Project through to six months after Extraction Plant Start-up. The Mining and Extraction Services Agreement may be terminated three years after Extraction Plant Start-up. All costs incurred by Western and approved by the Executive Committee in respect of the provision of services by Western pursuant to the Mining and Extraction Services Agreement are reimbursed by Albian.

         SECURITY INTEREST AND NON-PERFORMING OWNERS

The JVA provides that each Owner is granted a security interest in the other Owners' interests in the Project to secure each Owner's obligations under the Joint Venture. In the event of non-payment or of defaults under the JVA, performing Owners have various remedies available to them, including an option granted to performing Owners to purchase the defaulting Owner's entire interest in the Project and related assets for an amount which is equal to 80% of the capital costs incurred, if prior to Project Start-up, or 80% of the fair market value if the default occurs after Project Start-up. Further, purchasers of Upgrader petroleum products from Owners may be directed by the project administrator to pay to the project administrator any funds owing to an Owner who has not met its obligations under the JVA.

         EXPANSIONS

Should an Owner wish to undertake an expansion of a key component of the Project, the mining of the remaining area of Lease 13 or the construction of a new mine, it must first advise the other Owners and provide a period of time for them to advise as to whether or not they will participate in the feasibility study for the proposed expansion. If an Owner does not originally participate in a feasibility study it may, upon completion of the feasibility study, purchase the right to participate in the feasibility study and the expansion by paying twice the cost of its proportionate share of the feasibility study.

If an expansion is to take place, an Owner must satisfy certain conditions relating to financial capability to undertake the proposed expansion. Expansion on the eastern portion of Lease 13 or in respect of the Upgrader prior to five years after Project Start-up may only be undertaken with the written approval of Shell (provided Shell or an affiliate has an ownership interest in the Upgrader and is an Owner and operator of the Scotford Refinery at the time in respect of expansion to the Upgrader). In order to participate in an expansion in respect of the east area of Lease 13, each Owner would be required to pay to Shell an amount based on the share of the recoverable bitumen reserves to be acquired by such Owner. Owners' interests will be adjusted to reflect expansions. Expansions may only take place by Owners with total ownership interest of a minimum of 40% in the key component of the Project, being expanded. If an Owner other than Shell does not participate in an expansion on the east portion of Lease 13 or in Shell's Other Athabasca Leases it shall have no further expansion rights.

         UPGRADER, SHARED SERVICES AND FACILITIES

The Owners have entered into various agreements with respect to Upgrader operations, including the major shared facilities agreement which appoints Shell as operator and provides for the ownership and operation of those facilities relating to both the Upgrader and the Scotford Refinery by the Owners and a non-Owner affiliate company of Shell.

         These shared facilities include:

         o        the sulphur recovery unit;

         o        the demineralization unit;

         o        the waste water treatment unit;

         o        the sour water processing unit; and

         o        the HMU and Dow's hydrogen facilities.

The Upgrader and Refinery Shared Services and Facilities Agreement sets out the cost sharing agreement between the Upgrader owners, represented by Shell, and the Scotford Refinery owner, an affiliate company of Shell, with respect to a number of matters including security, maintenance, equipment, effluent treatment, roads, cafeteria, laboratory, warehousing and other shared facilities and services. The Owners have entered into site leases with the non-Owner Shell affiliate in respect of the lands which underlie the Upgrader and certain other facilities.

         DISPOSITIONS

Owners may not assign or transfer ownership interests in the Project until three years after Project Start-up unless such dispositions are: (i) a grant of security and the secured party acknowledges it is subject to the Joint Venture Agreement and is subordinate to all liens granted thereunder; (ii) dispositions to affiliates; (iii) to a person meeting certain specified financial requirements; and (iv) certain limited public or private placement offerings of securities. Partial assignments are only permissible if all resulting ownership interests are 10% or greater. The Owners have also granted each other a right of first refusal in respect of proposed dispositions.

         TERM

The Joint Venture continues until all abandonment and decommissioning obligations of the Owners have been fulfilled in accordance with applicable laws and all required regulatory approvals have been received, all third party Project agreements have been terminated and all accounts among the Owners in respect of the Project have been settled.

         ENVIRONMENTAL

The Owners are severally responsible for payment of site reclamation and restoration at the end of the Project. To ensure that this obligation will be met, if an Owner does not have a certain minimum credit rating, such Owner shall establish a reclamation trust fund, the terms of which may be amended from time to time by the Executive Committee. Commencing five years after Project Start-up, an Owner who does not have the required minimum credit rating or falls below the required minimum credit rating will be required to pay into the reclamation trust fund on a monthly basis.

Each Owner will be responsible for all liabilities associated with environmental damage or accidental pollution in proportion to its ownership interest on a several basis. An Owner lacking a minimum credit rating must maintain sudden and accidental pollution insurance at a minimum level determined by an ordinary resolution of the Executive Committee.

         MOBILE EQUIPMENT LEASE

Trucks, shovels and certain other mobile equipment used for mining and overburden removal are leased by the Owners pursuant to leases under a Master Equipment Lease Agreement ("MEL Agreement"). The MEL Agreement enables the Owners to lease the equipment from time to time as required for lease terms of between two and seven years. The maximum aggregate acquisition cost of the equipment to the lessor is not expected to exceed $260 million, and the Owners will have the right to purchase the leased equipment (subject to certain restrictions if not all equipment then leased is being purchased) at any time until the end of the applicable lease term. If the Owners do not elect to purchase the leased equipment by the end of its applicable lease term, all equipment then under lease (regardless of the applicable lease terms) must be returned to the lessor. In returning the equipment, the Owners must meet certain return conditions, including requirements that the equipment be returned in a certain condition. If after electing to return the equipment, the Owners are not able to comply with the return conditions at the time of return, the Owners will be required to purchase all equipment then under lease at a purchase price equal to the original acquisition cost of the equipment. If the equipment is returned to the lessor and the lessor is unable to recover through remarketing efforts the acquisition cost of the returned equipment, together with remarketing costs, the Owners will be obligated to pay to the lessor the shortfall amount up to a maximum of 85% of the acquisition cost of the returned equipment.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                    YEAR ENDED DECEMBER 31
                                              ----------------------------------
                                                 2002         2001        2000
                                              ---------     -------     -------
($ thousands, except per share amounts)

Revenues                                             --          --          --

Loss Attributable to Common                      10,286       7,015       5,422
Shareholders
Loss Per Share (basic)(1)                          0.21        0.17        0.21

Total Assets                                  1,359,638     854,394     428,088
Total Long Term Liabilities                     827,133     368,306      65,477
Total Shareholders' Equity                      487,497     434,866     297,904

Cash Dividends                                     Nil         Nil         Nil


                                                              THREE MONTHS ENDED
                       ------------------------------------------------------------------------------------------
                    MAR 31,     JUNE 30,     SEPT 30,      DEC 31,    MAR 31,    JUNE 30,    SEPT 30,     DEC 31,
                      2002         2002         2002         2002       2001        2001        2001        2001
                    ------      -------      -------       ------     ------      ------      ------      ------
($ in thousands,
except amounts
per share)

Revenues                --           --          --           --         --          --          --          --

Net earnings        (1,755)     (24,681)     (1,821)      17,971     (1,261)     (1,354)     (1,623)     (2,777)
(loss)(2)

Earnings (Loss)      (0.04)       (0.51)      (0.04)        0.38      (0.03)      (0.03)      (0.04)      (0.07)
per share
(basic)(1)

Notes:

(1)  The effect of options, if exercised, would not be dilutive.

(2)  Represents Earnings (loss) Attributable to Common Shareholders.


                                 DIVIDEND POLICY

No dividends have been paid on any shares of Western since the date of its incorporation. The Corporation currently intends to retain its earnings to finance the growth and development of its business and therefore it is not expected that dividends will be paid on the Common Shares or Class D Preferred Shares, Series A in the immediate or foreseeable future. In addition, the note indenture governing the Notes contains restrictions on the Corporation's ability to pay dividends or distributions of any kind.

                       MANAGEMENT DISCUSSION AND ANALYSIS

Reference is made to the section entitled "Management's Discussion and Analysis" of the Corporation's 2002 Annual Report to Shareholders, which section is incorporated herein by reference.

                              MARKET FOR SECURITIES

The Common Shares of the Corporation are listed for trading on the Toronto Stock Exchange under the symbol "WTO".

                             DIRECTORS AND OFFICERS

The following table lists the names of the directors and officers of Western, their municipalities of residence, positions and offices with Western and principal occupations during the preceding five years:

  NAME AND MUNICIPALITY        PRESENT POSITION     PRINCIPAL OCCUPATION DURING THE LAST
        OF RESIDENCE              AND OFFICE                        FIVE YEARS                     DIRECTOR SINCE
--------------------------   --------------------  ------------------------------------------    --------------
DIRECTORS

Glen F. Andrews(2)(4)        Director              Retired businessman. Previously               October, 1999
Bainbridge Island,                                 President of BHP Copper North America
Washington                                         until June 1999. Prior thereto,
                                                   Executive Vice-President and General
                                                   Manager, BHP Copper of the
                                                   South America and Pacific
                                                   regions from 1996 to 1998 and
                                                   North American region in
                                                   1998.

Tullio Cedraschi(4)          Director              President and Chief Executive Officer of      October, 2000
Montreal, Quebec                                   CN Investment Division, the entity
                                                   responsible for investing the assets of
                                                   the Canadian National Railways Pension
                                                   Trust Funds.

Geoffrey A. Cumming(2)(3)    Chairman and Director Vice-Chairman of Gardiner Group Capital       October, 1999
Auckland, New Zealand                              Limited, a private Canadian investment
                                                   corporation, and prior to July 2002,
                                                   Chief Executive Officer of Gardiner Group
                                                   Capital Limited. Managing Director of
                                                   Zeus Capital Limited, a private New
                                                   Zealand investment corporation.

Walter W. Grist(4)           Director              Managing Director, Brown Brothers             December, 1999
New York, New York                                 Harriman & Co., a private investment
                                                   management and banking
                                                   partnership which is general
                                                   partner of The 1818 Fund III,
                                                   L.P.

Brian F. MacNeill(1)(3)      Director              Chairman of Petro-Canada since2000.           October, 1999
Calgary, Alberta                                   President and Chief Executive Officer of
                                                   Enbridge Inc., an energy transportation,
                                                   distribution and services corporation,
                                                   from 1991 to September 1, 2000.

  NAME AND MUNICIPALITY        PRESENT POSITION     PRINCIPAL OCCUPATION DURING THE LAST
        OF RESIDENCE              AND OFFICE                        FIVE YEARS                     DIRECTOR SINCE
--------------------------   --------------------  ------------------------------------------    --------------
Robert G. Puchniak(1)(2)     Director              Executive Vice President and Chief            October, 1999
Winnipeg, Manitoba                                 Financial  Officer of James  Richardson &

                                                   Sons, Limited ("James Richardson") since
                                                   March 2001. Prior thereto, Vice-President,
                                                   Finance and Investment, James Richardson
                                                   since 1996.

Guy J. Turcotte              President, Chief      President of Western since January 2002       July, 1999
Calgary, Alberta             Executive Officer     and Chief  Executive Officer of Western
                             and Director          since July 1999; Chairman of Fort Chicago
                                                   Energy  Partners, L.P. since September
                                                   1997 and Chief Executive Officer until
                                                   December 2002; Chief Executive Officer of
                                                   Stone Creek Properties since March 1998.

Mac H. Van Wielingen(1)(3)   Director              Chairman of ARC Financial Group               December, 1999
Calgary, Alberta                                   Ltd.("ARC"), a private investment
                                                   management company focused on the energy
                                                   sector, and previously, President of ARC
                                                   since 1989.

OFFICERS

Charles W. Berard            Corporate Secretary   Partner with Macleod Dixon LLP,
Calgary, Alberta                                   Barristers & Solicitors.

David A. Dyck                Vice-President,       Vice-President, Finance and Chief
Calgary, Alberta             Finance and Chief     Financial Officer of Western since
                             Financial             Officer April 2000; prior
                                                   thereto, Senior Vice
                                                   President Finance &
                                                   Administration and Chief
                                                   Financial Officer of Summit
                                                   Resources Limited ("Summit")
                                                   since September 1998; Vice
                                                   President Finance and Chief
                                                   Financial Officer of Summit
                                                   from October 1996 to
                                                   September 1998.

John Frangos                 Executive             Executive Vice-President and  Chief
Calgary, Alberta             Vice-President and    Operating Officer of Western since
                             Chief Operating       January 2002; prior thereto Corporate
                             Officer               Development, Western since May 1999;
                                                   previously Vice-President International
                                                   Business Development of BHP Minerals from
                                                   1997 to May 1999.

Gerry Luft                   Vice-President        Vice-President Marketing of Western since
Calgary, Alberta             Marketing             January 2002; prior thereto President of
                                                   ProServ Energy Inc.

NOTES:

(1)   Member of the Audit Committee.
(2)   Member of the Compensation Committee.
(3)   Member of the Governance Committee.

(4)   Member of the Health, Safety and Environment Committee.
(5)   The Corporation does not have an Executive Committee.


Each director holds office until the next annual meeting of shareholders of the Corporation or until their successors are duly elected or appointed.

As at March 1, 2003, the directors and officers of the Corporation, together with their respective spouses, children or corporations controlled by them own or control, directly or indirectly, an aggregate of 6,411,043 Common Shares and no Class D Preferred Shares, Series A or approximately 12.9 % of the issued and outstanding voting securities of the Corporation.

                             RISKS AND UNCERTAINTIES

The Corporation is exposed to a number of risks and uncertainties relating to its operations.


WESTERN MAY NOT BE ABLE TO FUND COST OVERRUNS.

The total costs to construct the Project have not been and will not be fully determined until commissioning of the Project is completed.

In the event of cost overruns, Western may not have enough capital to complete its share of costs. There can be no assurance that Western's $200 million policy of project delay/cost overrun insurance will cover all such overruns, that Western will be able to satisfy the conditions to making a claim under such insurance, that Western will be successful in asserting any claim under such insurance or any insurance claim to be made with respect to the fire at the Mine or that any claims under any insurance will be paid in a timely fashion. If these funds are unavailable, there can be no assurance that alternative financing would be available.

As well, there can be no assurances that the current operations schedules will continue to proceed as planned without any delays or on budget. Any such delays will likely increase the costs of the Project and may require additional financing, and there can be no assurances that such financing will be available.

THE MINE, EXTRACTION PLANT AND UPGRADER MAY NOT PERFORM AS PLANNED.

The Project may encounter delays or increased costs due to many factors, including:

         o        breakdown or failure of equipment or processes;

         o        design errors;

         o        operator errors;

         o        violation of permit requirements;

         o        disruption in the supply of energy; and

         o catastrophic events such as fire, earthquake, storms or explosions.

The Project consists of multiple facilities, all of which must be successfully integrated and co-ordinated. There can be no assurance that each component will operate as designed or expected or that the necessary levels of integration and co-ordination will be achieved. Some of the mining and extraction processes employed in the Project represent new applications of established processes, processes that are larger in scale than other commercial operations, or new processes that are scaled-up from the pilot plant processes used to test the feasibility of the Mine and Extraction Plant. There can be no assurance that all components of the mining and extraction facility will perform as expected or that the costs to operate this facility will not be significantly higher than expected.

The Extraction Plant will utilize a three-stage countercurrent decantation process and configurations that have not previously been used commercially in oil sands extraction and that have only been tested on a reduced scale in the pilot plant at Lease 13. There can be no assurance that the Extraction Plant, once commissioned, will achieve the same performance results as the pilot plant and that the Extraction Plant will be able to economically produce the quality and quantity of bitumen required by the Upgrader.

There can be no assurance that the Upgrader, once commissioned, will achieve the same performance results as the Upgrader pilot plant or that the Upgrader will have the same level of success in upgrading bitumen and purchased feedstocks into products with the desired specifications. Costs to operate the Upgrader may be significantly higher than expected.


THIRD-PARTY FACILITIES MAY NOT OPERATE AS PLANNED.

The Project depends upon successful operation of facilities owned and operated by third parties. The Owners are party to certain agreements with third parties to provide for, among other things, the following services and utilities:

         o pipeline transportation to be provided through the Corridor pipeline system;

         o electricity and steam to be provided to the Mine and the Extraction Plant from the Muskeg River cogeneration facility;

         o transportation of natural gas to the Muskeg River cogeneration facility by the ATCO pipeline;

         o hydrogen to be provided to the upgrader from the hydrogen manufacturing unit and Dow; and

         o electricity and steam to be provided to the Upgrader from the Upgrader cogeneration facility.

For the Mine and Extraction Plant, electricity and steam will be provided by the Muskeg River cogeneration facility. If the Muskeg River cogeneration facility fails to operate in the manner designed, there can be no assurance that the Owners will be able to obtain alternative sources of electricity on a timely basis, at prices acceptable to Western, or at all. If the cogeneration facility does not provide the required steam, it is unlikely that other sources of steam could be acquired on a timely basis, at prices acceptable to Western, or at all.

For the Upgrader, the electricity and steam will be provided by the Upgrader cogeneration facility. There can be no assurance that in the event the Upgrader cogeneration facility fails to operate in the manner designed, the Owners will be able to secure alternative sources of electricity and steam on a timely basis, at prices acceptable to Western, or at all.

The HMU is designed to produce approximately 75% of the Upgrader's hydrogen requirements, with the remainder to be provided by Dow. If the HMU unit fails to perform as designed or Dow fails to deliver pursuant to its contract, respectively, there can be no assurance that the Project will be able to obtain its hydrogen requirements on a timely basis, at prices acceptable to Western, or at all.

The Project relies on transportation of bitumen and upgrader output from a pipeline system to be owned and operated by Terasen. If the Corridor pipeline system is unavailable for any reason, Western will have to find alternatives to the Corridor pipeline system which may not be available on a timely basis, at prices acceptable to Western, or at all.

Under the terms of certain third-party agreements, the Owners are committed to pay for utilities and services on a long-term "take-or-pay" basis, regardless of the extent that such utilities and services are actually used. In addition, under the terms of the agreement with Terasen, Western must make scheduled payments to them even if the Corridor pipeline system has diminished capacity or is unavailable. If, due to Project delays, suspensions, shut-downs or other reasons, the Owners fail to meet their commitments under these long-term agreements, the Owners may incur substantial costs and may, in some circumstances, be obligated to purchase the facilities constructed by the third parties to provide the services and utilities for a purchase price in excess of the fair market value of the facilities. There can be no assurance that Western will have sufficient funds to satisfy these obligations.

Most of the contracts with third-party operators do not contain provisions for the payment of liquidated damages. Accordingly, if certain of the third-party facilities do not operate as planned, Western will not have a direct financial claim against the third-party operators.


PRODUCTION FOLLOWING START-UP MAY NOT MEET THE PLANNED SCHEDULE OR BUDGET.

There is a risk that production from the Project may not increase as quickly as planned, or at the costs anticipated. Many factors in addition to the risks described above under "Risk Factors - The Mine, Extraction Plant and Upgrader may not perform as planned" could impact the pace of Project Start-Up and economic efficiency of production including:

         o the operation of any part of the Project (Mine, Extraction Plant, Upgrader or third-party facilities) falling below expected levels of performance, output or efficiency; and

         o unanticipated or unplanned shutdowns or curtailments of any component of the Project.

THE PROJECT MAY EXPERIENCE EQUIPMENT FAILURES FOR WHICH WESTERN DOES NOT HAVE SUFFICIENT INSURANCE.

The Upgrader will process large volumes of hydrocarbons at high pressure and temperatures in equipment with fine tolerances. Equipment failures could result in damage to the Extraction Plant and the Upgrader and liability to third parties against which Western may not be able to fully insure or may elect not to insure for various reasons, including high premium costs. Even if adequate insurance is obtained, delays in realizing on claims and replacing damaged equipment could adversely affect Western's operations and revenues.


FEEDSTOCK SUPPLY FOR THE UPGRADER MAY NOT ALWAYS BE AVAILABLE.

The Upgrader will require certain additional feedstocks to produce its output. Western has entered into contracts for required feedstocks for terms of between one and five years. There can be no assurance that feedstocks of the desired quality will be available on a timely basis after these contracts expire, at prices acceptable to Western, or at all. Unavailability of required feedstocks could have an adverse effect on the rate and quality of Upgrader output.

THE PROJECT MAY NOT BE ABLE TO HIRE AND RETAIN THE SKILLED EMPLOYEES IT
REQUIRES.

The Project requires experienced employees with particular areas of expertise. There are other oil sands and other industrial projects and expansions in Alberta that compete with the Project for skilled employees, and such competition may result in increases to the compensation paid to such employees. The Project has already incurred increased costs as a result of such competition and decreases in productivity. There can be no assurances that all of the required employees with the necessary expertise will be available.


THE PROJECTIONS AND ASSUMPTIONS ABOUT OUR FUTURE PERFORMANCE MAY PROVE TO BE INACCURATE.

The Project is not yet fully operational and Western has limited historical operating results. Western's financing plan is based upon certain assumptions and financial projections regarding its share of revenues and of operating, maintenance and capital costs of the Project.


DEBT LEVELS COULD LIMIT FUTURE FLEXIBILITY IN OBTAINING ADDITIONAL DEBT FINANCING AND IN PURSUING BUSINESS OPPORTUNITIES.

As at December 31, 2002, Western had approximately $915 million of debt (including our obligations under the HMU lease and the Convertible Notes). Western may also incur significant additional indebtedness for various purposes, including expansions. Western's debt level and restrictive covenants will have important effects on its future operations.

In addition, Western's ability to make scheduled payments or to refinance its debt obligations will depend upon its financial and operating performance, which, in turn, will depend upon prevailing industry and general economic conditions beyond Western's control.

There can be no assurance that Western's operating performance, cash flow and capital resources will be sufficient to repay its debt in the future.

FINANCING ARRANGEMENTS CONTAIN COVENANTS LIMITING OUR DISCRETION TO OPERATE OUR BUSINESS.

Western's financing arrangements contain provisions that limit its discretion to operate its business. If Western fails to comply with the restrictions set forth in its current or future financing agreements, Western will be in default and the principal and accrued interest may become due and payable.


INDEPENDENT REVIEWS MAY BE INACCURATE.

Although third parties have prepared reviews, reports and projections relating to the viability and expected performance of the Project, there can be no assurance that these reports, reviews and projections and the assumptions on which they are based will, over time, prove to be accurate.


RESERVE AND RESOURCE ESTIMATES ARE UNCERTAIN.

There are numerous uncertainties inherent in estimating quantities of reserves and resources, including many factors beyond Western's control. Western's reserve and resource data represent estimates only. The usefulness of such estimates is highly dependent upon the accuracy of the assumptions on which they are based, the quality of the information available and the ability to compare such information against industry standards.

Fluctuations of oil prices may render the mining of oil sands reserves uneconomical. Other factors relating to the oil sands reserves, such as the need for orderly development of ore bodies or the processing of new or different grades of ore, may impair Western's profitability.

In general, estimates of economically recoverable bitumen reserves and the related future net pretax cash flows of the Project are based upon a number of variable factors and assumptions, such as:

         o historical production from similar properties which are owned by other operators;

         o        the assumed effects of regulation by governmental agencies;

         o        estimated future operating costs; and

         o        the availability of enhanced recovery techniques,

all of which may vary considerably from actual results of the Project.

There is no history of production from Western's properties. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. Western's reserve figures have been determined based upon assumed oil prices and operating costs. For those reasons, estimates of the economically recoverable bitumen reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Western's actual production, revenues, taxes and development and operating expenditures with respect to Western's reserves will vary from such estimates, and such variances could be material. Reserve estimates may require revision based on actual production experience.


SHELL AND CHEVRONTEXACO MAY NOT AGREE WITH WESTERN ON MATTERS RELATED TO THE PROJECT.

The Project is a joint venture among Shell, ChevronTexaco and Western. Future plans of the Project, including decisions related to levels of production, will depend on agreement among the Owners and will depend on the financial strength and views of Shell and ChevronTexaco. There can be no assurance that the Owners will agree on all matters relating to the Project.

Under the Joint Venture Agreement, ordinary resolutions of the Executive Committee may be passed without Western's consent and there can be no assurance that such resolutions may not adversely affect Western.

In addition, if Western's voting interest in any functional units falls below 15%, Western's consent will not be required for an extraordinary resolution of the Executive Committee relating to that functional unit and such resolutions may adversely effect Western.


SHELL AND CHEVRONTEXACO MAY NOT MEET THEIR OBLIGATIONS TO THE PROJECT.

Western is subject to the risk of non-payment by Shell or ChevronTexaco in meeting their payment obligations to the Project. To the extent any Owner does not meet its obligations to fund its costs in respect of the Joint Venture Agreement and related agreements, Western, together with any other performing Owners, would be required to fund those obligations.

IF WESTERN DEFAULTS ON ITS OBLIGATIONS UNDER THE JOINT VENTURE AGREEMENT, SHELL AND CHEVRONTEXACO WILL HAVE THE RIGHT TO PURCHASE WESTERN'S INTEREST IN THE JOINT VENTURE AT A DISCOUNT.

If Western fails to meet all or part of our obligations under the Joint Venture Agreement, including by failing to participate in any expansion of an existing mine which does not require an expansion of the Extraction Plant, Upgrader, major shared facilities or third party facilities (which expansions can be carried out pursuant to an ordinary resolution of the Executive Committee), the other Owners will have an option to purchase Western's entire ownership interest in the Joint Venture and related assets at a discount. The amount at which they could purchase Western's ownership interest would be equal to 80% of the capital costs incurred if default occurs prior to final completion, or 80% of fair market value if default occurs after final completion.


IF WESTERN DOES NOT PARTICIPATE IN CERTAIN EXPANSIONS, WESTERN WILL LOSE VOTING OR SIGNIFICANT EXPANSION RIGHTS.

If Western does not participate in expansions on the western portion of Lease 13, in certain circumstances Western's voting interest will be diluted and Western's consent will no longer be required for extraordinary resolutions of the Executive Committee. In addition, if Western does not participate in an expansion on the remainder of Lease 13 or Shell's Other Athabasca Leases, or if Western no longer has an ownership interest in each functional unit comprising the Project, Western will lose its right to participate in any further expansions, lose any rights to share in the resources contained on Leases 88 and 89 and Shell's Other Athabasca Leases and lose any rights to participate in an area of mutual interest with the other Owners. Shell and ChevronTexaco, have significantly greater capital resources than Western has. If the other Owners decide to undertake expansions, including expansions on the eastern portion of Lease 13 and on Leases 88 and 89, there can be no assurance that Western will be able to fund its share of the expansion. Western's participation would be subject to several conditions, including Western's satisfaction with feasibility studies and Western's access to the necessary capital resources.

IF WESTERN PARTICIPATES IN CERTAIN EXPANSIONS, THOSE EXPANSIONS WILL BE SUBJECT TO MANY OF THE SAME RISKS AS THE PROJECT.

Western may participate in expansions on the western portion of Lease 13, on the remainder of Lease 13 or on Shell's Other Athabasca Leases. The Owners have announced plans to evaluate potential long-term development opportunities relating to resources contained within Lease 13 and on Shell's Other Athabasca Leases. If Western were to participate in any expansion, Western will require additional financing in order to fund its share of costs associated with an expansion. Additionally, Western's participation in expansions will be subject to many of the same risks as the Project.


WESTERN MAY NOT BE ABLE TO EFFECTIVELY MANAGE OUR GROWTH.

The Joint Venture Agreement permits our participation in certain expansion opportunities. Participation in any expansion opportunities would significantly increase the demands on Western's management resources. We may not be able to effectively manage these expansions, and any failure to do so could have a material adverse effect on Western's business, financial condition or results of operations.


SHELL MAY NOT FULFIL ITS OBLIGATIONS TO WESTERN UNDER OUR LONG-TERM SALES CONTRACT.

Western expects to sell its share of vacuum gas oil produced by the Project to an affiliate of Shell on a long-term basis. Since a large portion of our revenues will be received from an affiliate of Shell, Western

                                      -26


will have a concentration of credit risk. Furthermore, if the Shell affiliate does not have the capacity at the Scotford Refinery to physically process Western's share of vacuum gas oil produced by the Project after using its commercially reasonable efforts to maintain such capacity, it will not be required to purchase Western's share of vacuum gas oil until the refinery regains such capacity. Certain modifications to the Scotford Refinery are being undertaken to permit it to take the expected vacuum gas oil output. If such modifications are not completed on a timely or satisfactory basis, the Scotford Refinery may not be able to process the vacuum gas oil output from the Upgrader. If the affiliate of Shell were to default on, or not be required to fulfill its obligations to us, or if the Scotford Refinery is not capable of processing the vacuum gas oil, there can be no assurance that Western could sell its share of vacuum gas oil to other purchasers at a price equal to or greater than that provided for in its contract with the Shell affiliate, or at all.

Additionally, the price Western receives for products sold to the affiliate of Shell may vary depending on the characteristics of the products sold. To the extent the characteristics of the products fail to meet agreed upon specifications, the purchase price for such products will be adjusted downward. If the characteristics of the products are significantly below specifications the affiliate of Shell is entitled to reject such products. Downward adjustment of the purchase price or rejection of the products could have an adverse effect on Western's operations and revenues, and there can be no assurance that we could sell any rejected products elsewhere.


THE PRICE OF CRUDE OIL AND NATURAL GAS MAY FLUCTUATE AND NEGATIVELY IMPACT FINANCIAL RESULTS.

Western's financial results will be dependent upon the prevailing price of crude oil and natural gas. Oil and natural gas prices fluctuate significantly in response to supply and demand factors beyond our control. Political developments, especially in the Middle East, can affect world oil supply and oil prices. As a result of the relatively higher operating costs of the Project compared to some conventional crude oil production operations, Western's operating margin is more sensitive to oil prices than that of some conventional crude oil producers.

Any prolonged period of low oil prices could result in a decision by the Owners to suspend or reduce production. Any such suspension or reduction of production would result in a corresponding substantial decrease in Western's revenues and earnings and could expose us to significant additional expense as a result of certain long-term contracts. If the Owners did not decide to suspend or reduce production, the sale of our product at reduced prices would lower our revenues.

In addition, because natural gas comprises a substantial part of our operating costs, any prolonged period of high natural gas prices will negatively impact Western's financial results.


HEDGING ACTIVITIES COULD RESULT IN LOSSES OR LIMIT THE BENEFIT OF CERTAIN COMMODITY PRICE INCREASES.

The nature of Western's operations results in exposure to fluctuations in commodity prices. Western has initiated a hedging program to use financial instruments and physical delivery contracts to hedge its exposure to these risks. When engaging in hedging Western will be exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments. From time to time Western may enter into additional hedging activities in an effort to mitigate the potential impact of declining oil prices. These activities may consist of, but may not be limited to:

         o buying a price floor under which Western will receive a minimum price for its oil production;

         o buying a collar under which Western will receive a price within a specified range for its oil production;

         o        entering into fixed contracts for oil production; and

         o entering into a contract to fix the differential between the price for Western's outputs and either the West Texas Intermediate or the Edmonton Par crude oil pricing benchmarks.

If product prices increase above those levels specified in any future hedging agreements, Western could lose the cost of floors or ceilings or a fixed price could limit Western from receiving the full benefit of commodity price increases. In addition, by entering into these hedging activities, Western may suffer financial loss if we are unable to produce sufficient quantities of oil to fulfil our obligations.

Western may hedge its exposure to the costs of various inputs to the Project, such as natural gas or feedstocks. If the prices of these inputs falls below the levels specified in any future hedging agreements, Western could lose the cost of ceilings or a fixed price could limit Western from receiving the full benefit of commodity price decreases.


WESTERN MAY EXPERIENCE PRICING PRESSURE ON ITS SHARE OF THE PROJECT'S SYNTHETIC CRUDE OIL PRODUCTION DUE TO OVERSUPPLY AND COMPETITION.

Western intends to sell its share of synthetic crude oil production to refineries in North America. These sales will compete with the sales of both synthetic and conventional crude oil. There exist other suppliers of synthetic crude oil and there are several additional projects being contemplated. If undertaken and completed, these projects will result in a significant increase in the supply of synthetic crude oil to the market. In addition, not all refineries are able to process or refine synthetic crude oil. There can be no assurance that sufficient market demand will exist at all times to absorb Western's share of the Project's synthetic crude oil production.

WESTERN MAY NOT BE ABLE TO PRODUCE A HIGH VALUE SINGLE STREAM BLEND.

Western expects that within one year of Project Start-Up it will be in a position to market a single stream blend of synthetic crude oil which has a greater value than the heavy and light streams to be marketed initially. There is a risk that Western will be unable to create a single stream with a higher value than the heavy and light streams. There is also a risk that the price per barrel from selling two synthetic crude oil streams and vacuum gas oil could be significantly less than the price per barrel from selling a single synthetic crude oil stream and vacuum gas oil.


WESTERN WILL COMPETE WITH LARGER COMPANIES AND ALTERNATIVE FUELS WHEN IT SEEKS TO SELL ITS SHARE OF THE PROJECT'S PRODUCTION.

The Canadian and international petroleum industry is highly competitive in all aspects, including the distribution and marketing of petroleum products. Western will compete with established oil sands operators which have established operating histories and greater financial and other resources than Western. In addition, Western will compete with other producers of synthetic crude oil blends and producers of conventional crude oil, including Shell and ChevronTexaco, some of whom have lower operating costs and many of whom have extensive marketing networks. The crude oil industry also competes with other industries and alternative energy sources in supplying energy, fuel and related products to consumers.


THE ABANDONMENT AND RECLAMATION COSTS RELATING TO THE PROJECT MAY BE HIGHER THAN ANTICIPATED.

Western will be responsible for compliance with terms and conditions set forth in the environmental and regulatory approvals for the Project and all present and future laws and regulations regarding the decommissioning and abandonment of the Project and the reclamation of its lands. The costs related to these activities may be substantially higher than anticipated. It is not possible to accurately predict these costs since they will be a function of regulatory requirements at the time and the value of the equipment salvaged. In addition, to the extent Western does not meet the minimum credit rating required under the Joint Venture Agreement, Western must establish and fund a reclamation trust fund. Western currently does not hold the minimum credit rating. Even if Western does hold the minimum credit rating, in the future Western may determine that it is prudent or that Western is required by applicable laws or regulations to establish and fund one or more additional funds to provide for payment of future decommissioning, abandonment and reclamation costs. Even if Western concludes that the establishment of such a fund is prudent or required, Western may lack the financial resources to do so. Western may also be required by future regulatory requirements to establish a fund or place funds in trust with regulators for the decommissioning and abandonment of the Project and the reclamation of its lands.


THE PROJECT MAY FAIL TO COMPLY WITH VARIOUS ENVIRONMENTAL APPROVALS WHICH MAY EITHER CAUSE THE WITHDRAWAL OF THESE APPROVALS OR IMPOSE OTHER COSTS.

The construction, operation and decommissioning of the Project and reclamation of the Project's lands are conditional upon various environmental and regulatory approvals issued by governmental authorities. Further, the construction, operation and decommissioning of the Project and reclamation of the Project's lands will be subject to approvals and present and future laws and regulations relating to environmental protection and operational safety. Risks of substantial costs and liabilities are inherent in oil sands operations, and there can be no assurance that substantial costs and liabilities will not be incurred or that the Project will be permitted by regulators to carry on its operations. Other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the Project's operations, could also result in substantial costs and liabilities to Western, delays in operations or abandonment of the Project.

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". The Project will be a significant producer of some greenhouse gases covered by the treaty. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Bill 32: Climate Change and Emissions Management Act, may require the reduction of emissions and/or emissions intensity from the Project. The direct or indirect costs of these regulations may adversely affect the Project. There can be no assurance that future environmental approvals, laws or regulations will not adversely impact the Owners' ability to operate the Project or increase or maintain production or will not increase unit costs of production. Equipment from suppliers that can meet future emission standards or other environmental requirements may not be available on an economic basis, or at all, and other methods of reducing emissions to required levels may significantly increase operating costs or reduce output.


CHANGES IN GOVERNMENT REGULATION OF WESTERN'S OPERATIONS MAY HARM WESTERN.

Western's mining, extraction and upgrading operations and the operations of third-party contractors are subject to extensive Canadian federal, provincial and local laws and regulations governing exploration, development, transportation, production, exports, labor standards, occupational health, waste disposal, protection and remediation of the environment, mine safety, hazardous materials, toxic substances and other matters. Amendments to current laws and regulations and the introduction of new laws and regulations governing operations and activities of mining corporations and more stringent application of such laws and regulations are actively considered from time to time and could harm the Project.

There can be no assurance that the various government licenses and approvals sought will be granted to the Project or, if granted, will not be cancelled or will be renewed upon expiry or that income tax laws and government incentive programs relating to the Project, and the mining, oil sands and oil and gas industries generally, will not be changed in a manner which may adversely affect Western.

Currently, Western benefits from a favorable royalty regime; however, there can be no assurance that this royalty regime will not change in a manner that would adversely affect Western.

Lease 13 is subject to the OIL SANDS TENURE REGULATION (Alberta) which was introduced in 2000. This legislation deems Lease 13 to continue beyond its primary term to the extent that the lessee has attained the minimum level of evaluation of the oil sands in Lease 13 or Lease 13 is producing. There can be no assurance that the Owners will be able to comply with the requirements of the OIL SANDS TENURE REGULATION (Alberta). In addition, the Minister, in certain circumstances, may change the designation of any lease subject to the legislation and provide notice requiring the Owners to commence production or recovery of, or to increase existing production or recovery of bitumen within the time specified in such notice. There can be no assurance that if such a notice is given, the Owners will be able to comply with its terms to maintain Lease 13. Additionally, the OIL SANDS TENURE REGULATION (Alberta) expires on December 1, 2004 and, if such legislation is not renewed in its present or similarly favorable form, the status of Lease 13 may be in question.

ABORIGINAL PEOPLES MAY MAKE CLAIMS AGAINST WESTERN OR THE PROJECT REGARDING THE LANDS ON WHICH THE PROJECT IS LOCATED.

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada. Certain aboriginal peoples have filed a claim against the Government of Canada, certain governmental entities and the City of Fort McMurray, Alberta claiming, among other things, that the plaintiffs have aboriginal title to large areas of lands surrounding Fort McMurray, including the lands on which the Project and most of the other oil sands operations in Alberta are located. Such claims, if successful, could have an adverse effect on the Project.


VARIOUS HAZARDS INHERENT IN WESTERN'S OPERATIONS COULD RESULT IN LOSS OF EQUIPMENT OR LIFE.

The operation of the Project will be subject to the customary hazards of mining, extracting, transporting and processing hydrocarbons, including the risk of catastrophic events such as fire, earthquake, storms or explosions. A casualty occurrence might result in the loss of equipment or life, as well as injury or property damage. Western will not carry insurance with respect to all casualty occurrences and disruptions. Western cannot assure you that is insurance will be sufficient to cover any such casualty occurrences or disruptions, including with respect to the damage caused by the fire at the Mine. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the Project and on Western's business, financial condition and results of operations.


FLUCTUATIONS IN THE US AND CANADIAN DOLLAR EXCHANGE RATE MAY CAUSE WESTERN'S OPERATING COSTS TO RISE.

Crude oil prices are generally based on a US dollar market price, while Western's operating costs are primarily denominated in Canadian dollars. Adverse fluctuations in the US and Canadian dollar exchange rate may cause Western's operating costs to rise in relation to Western's revenues. Western does not currently hedge against currency fluctuations and there can be no assurance that any hedging policy Western may adopt would be successful.


                             ADDITIONAL INFORMATION

The Corporation, upon request to the Chief Financial Officer of the Corporation, will provide to any person or company:

         (a) when the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

                  (i) one copy of the Annual Information Form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form,

                  (ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year,


                  (iii) one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors,

                  (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or
                           (iii); or

         (b) at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation's comparative financial statements for its most recently completed financial year.

                                    GLOSSARY

IN THIS ANNUAL INFORMATION FORM, THE FOLLOWING TERMS SHALL HAVE THE MEANINGS SET FORTH BELOW, UNLESS OTHERWISE INDICATED:

"AFE"  Authorization for expenditure;

"ALBIAN" Albian Sands Energy Inc., a corporation owned by the Owners in proportion to their ownership interest, which was incorporated for the purposes of acting as the operator of the Mine and the Extraction Plant;

"ATCO"  ATCO Power Canada Limited;

"BBLS"  Barrels.  One barrel equals 0.15891 cubic metres at 15(0)Celsius;

"CHEVRONTEXACO"  Chevron Canada Limited;

"COMMON SHARES"  The Class A shares of Western;

"DOW" Dow Chemicals Canada Inc.;

"EXECUTIVE COMMITTEE" The executive committee appointed under the Joint Venture Agreement which has the responsibility for managing the Project and which is comprised of two representatives of each of the Owners;

"EXTRACTION PLANT" The extraction facilities to be constructed on the western portion of Lease 13 which are designed to separate crude bitumen from the oil sands and process such crude bitumen so that it may be transported by pipeline to the Scotford Upgrader;

"EXTRACTION PLANT START-UP" That time when the Extraction Plant has operated at not less than 85% of its design capacity for a period of 30 consecutive days and any construction deficiencies and defects have been rectified to the satisfaction of the Owners;

"GLJ" Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants;

"GLJ REPORT" The report prepared by GLJ dated April 3, 2003 evaluating the reserves attributable to Western as of January 1, 2003;

"HMU" The hydrogen manufacturing unit which will supply hydrogen to the Upgrader;

"JOINT VENTURE" The unincorporated joint venture created by the Owners pursuant to the Joint Venture Agreement to undertake the Project;

"JOINT VENTURE AGREEMENT" or "JVA" The Joint Venture Agreement dated December 6, 1999, among the Owners, as amended;

"LEASE 13" Bituminous Sands Lease No. 7277080T13 and all renewals, extensions, replacements and amendments thereto, granted to Shell by the Government of Alberta, and transferred to Albian Sands Energy Inc., the western portion of which is the site for the mining and extraction operations of the Project;

"MMBBLS"  Millions of barrels;

"MINE" The open pit mine to be constructed on the western portion of Lease 13 and all equipment, machinery, vehicles and facilities used in connection therewith;

"NON-VOTING CONVERTIBLE EQUITY SHARES" The non-voting convertible Class B equity shares of Western each convertible into one Common Share in certain circumstances subject to adjustment, at no additional cost;

"NORWEST"  NorWest Mine Services Inc., independent mining consultants;

"NORWEST REPORT" The report prepared by NorWest dated January 18, 2000 and confirmed by a further report dated March 6, 2001 that considered additional exploration data and geological information acquired after August 1, 1999;

"NOTES" Senior secured notes of Western bearing interest at a rate of 8.375% per annum and maturing on May 1, 2012;

"OWNERS" The owners of undivided ownership interests in the Project which include Shell, as to a 60% undivided ownership interest, ChevronTexaco, as to a 20% undivided ownership interest, and Western, as to a 20% undivided ownership interest;

"PROJECT" The design and construction of facilities and implementation of operations of the Mine, the Extraction Plant, the Upgrader and all other facilities necessary to mine, extract, transport and upgrade crude bitumen from the oil sands deposits on the western portion of Lease 13;

"PROJECT START-UP" That time when the main Project facilities have operated at not less than 85% of their design capacity for a period of 30 consecutive days and any construction deficiencies and defects have been rectified to the satisfaction of the Owners;

"SCOTFORD REFINERY" The oil refinery owned by Shell Products Canada Limited which is located near Fort Saskatchewan, Alberta and which is adjacent to the location of the Scotford Upgrader;

"SCOTFORD UPGRADER" or "UPGRADER" The oil sands bitumen upgrader which will process diluted bitumen product from the Extraction Plant to produce refinery feed stocks for sale to Shell Products Canada Limited at the Scotford Refinery and synthetic crude oil for shipment to other North American refineries;

"SENIOR CREDIT FACILITY" The credit facility between the Corporation and certain lending institutions which, prior to repayment, provided a portion of the capital costs of the Project and which facility also included debt service and cost overrun facilities;

"SHELL"  Shell Canada Limited; and

"SHELL'S OTHER ATHABASCA LEASES" Alberta Crown Oil Sands Lease Nos. 7288080T88, 7288080T89, 7288080T90, 7280050T26, 7281010T93, 7281030T53, 7281030T45,
7280080T28 and all renewals, extensions, replacements and amendments in respect of same, granted to Shell by the Government of Alberta.

                                                                      DOCUMENT 2
                                                                      ----------



MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes. It offers Management's analysis of our financial and operating results and provides estimates, where possible, of our future financial and operating performance based on information currently available. Actual results may vary from estimates and the variances may be significant.

OVERVIEW

Western Oil Sands Inc. is a Canadian oil sands corporation which holds a 20 per cent undivided ownership interest in a multibillion dollar Joint Venture to exploit the recoverable bitumen reserves and resources found in certain oil sands deposits in the Athabasca region of Alberta (the "Project") and to pursue other oil sands opportunities. Shell Canada Limited ("Shell") and Chevron Canada Limited ("ChevronTexaco") hold the remaining 60 per cent and 20 per cent undivided ownership interests in the Joint Venture, respectively. The Project, which includes facilities owned by the Joint Venture and third parties, will use established processes to mine oil sands deposits, extract, and upgrade the bitumen into synthetic crude oil and vacuum gas oil, or VGO.

The Joint Venture will develop the western portion of Lease 13, a large oil sands lease in the Athabasca region of northeastern Alberta, Canada, held by the owners and granted by the Government of Alberta. The western portion of Lease 13 contains approximately 1.7 billion barrels of proved and probable reserves and is sufficient for 30 years of non-declining bitumen production at a rate of 155,000 barrels per day. Western is entitled to participate in future expansion opportunities, including in respect of Lease 13 and on three other nearby oil sands leases owned by Shell, referred to as leases 88, 89 and 90.

         Our main role is to provide construction and operating expertise for the Mine and extraction plant. Our personnel includes 14 mining professionals who have accumulated over 350 man years of experience derived from a variety of global mining and resource extraction projects, who provide the management of the Mine and extraction facilities and who have the expertise to develop growth opportunities on the remaining leases. We have employed the same proven technologies and processes in the Athabasca Oil Sands Project that have been used successfully in other resource extraction projects around the world.

         Shell has extensive refining experience and its organization is primarily responsible for the construction and operation of the Scotford Upgrader, as well as providing the overall Project administration and accounting functions.

         ChevronTexaco provides a key management support role at both the Mine and the Upgrader sites. ChevronTexaco is a recognized world-leader in catalyst and hydro-treatment technologies, which are key elements in the successful upgrading of the mined bitumen.


HIGHLIGHTS

o We incurred $527.5 million of capital expenditures during 2002, $519.9 million of which were direct Project costs with the balance comprised of corporate assets.

o During the year we issued US$450 million of corporate bonds and established new bank credit facilities totalling $150 million.

o We raised $50.2 million in additional equity capital in February 2003, as a direct result of not having received any of the insurance proceeds from our $200 million cost overrun insurance policy.

o Construction of the Project was completed in 2002 and both the Muskeg River Mine and the Scotford Upgrader were commissioned for start-up.

o Mining operations commenced prior to year-end 2002 following which diluted bitumen was delivered into the Corridor Pipeline system en route to the Scotford Upgrader.


OPERATIONS

Project Update

Construction of the Project was completed in 2002 and all the major milestones have been met, despite the challenges of the lack of skilled labour and the management of related productivity issues that were experienced throughout the year.

         Northern Alberta experienced an unprecedented demand for labour in the second half of 2001, largely as a result of other industry projects experiencing delays in completion and continuing to utilize craft labour that was expected to be available earlier for our Project. The restricted availability of skilled craftsmen had an adverse impact on productivity at our project beginning in 2001. Labour productivity continued to be lower than expected throughout 2002 and this applied significant cost pressure to the Project throughout the year. A combination of these and other factors led to a 59 per cent increase in the forecasted cost of the Project from the original budget of $3.5 billion (our share $709 million), to $5.6 billion (our share $1.12 billion).

         All units at both the Muskeg River Mine and the Scotford Upgrader have been turned over to operations for commissioning and start-up. The first production of synthetic crude out of the Upgrader was achieved by the end of the first quarter of 2003.

Key Project milestones achieved in the year include:

o The ATCO Gas Pipeline supplying gas to the upstream cogeneration plant was completed during the year. Line fill with natural gas occurred in January 2002.

o The Corridor Pipeline was completed and first diluent line fill was injected in April 2002.

o In August 2002, first ore was mined and processed through the primary extraction facilities producing bitumen froth at the Muskeg River Mine.

o In August 2002, the Project took delivery of the first mining truck and electric shovel that will be used in the mining operations. The Project will ultimately have a mining fleet consisting of twenty-three 400-ton mining trucks and five electric shovels.

o Construction, testing and commissioning of the ATCO Cogeneration Facilities at both the Muskeg River Mine and the Scotford Upgrader were completed by the fourth quarter of 2002.

o By November 30, 2002, mechanical completion was achieved for all aspects of the Project, both at the extraction plant and the Scotford Upgrader.

o First bitumen production at the Muskeg River Mine started on December 29, 2002, followed immediately with the shipment of diluted bitumen into the Corridor Pipeline system for delivery to the Scotford Upgrader.

         On January 6, 2003, a fire occurred in the froth treatment area at the Muskeg River Mine, caused by a hydrocarbon leak arising from the failure of a piping connection. The fire did not cause significant damage to major process equipment or piping systems. Damage was mainly limited to electrical cables, instrumentation and insulation in the solvent recovery area of the froth treatment plant and subsequent damage to pipes as a result of freezing. The original estimate of repair costs for the fire was in the order of $75 million ($15 million our share). Although not yet determined, the final costs will be higher than the original estimate and will include additional costs to repair the freeze damage. We expect that repairs will be completed and production of bitumen will resume with first synthetic crude oil production from the Scotford Upgrader scheduled by the end of the first quarter of 2003. We expect to draw on extensive project insurance coverage to recover repair costs.

Capital Expenditures

Construction activities have been conducted under a Joint Venture agreement whereby we participate in the operations of the Project to our 20 per cent working interest and are responsible for 20 per cent of the costs. During 2002, our share of Project capital expenditures totalled $519.9 million compared to $432.8 million for 2001. These expenditures included construction costs of the Project at the Muskeg River Mine and the Scotford Upgrader as well as direct capitalized finance and other costs of $55.3 million in 2002, up from $10.7 million capitalized in 2001. The capitalized costs consist primarily of bond and bank interest and stand-by fees that are being capitalized during the construction period as is consistent with industry practice and our policy.

         In 2002 we also spent $7.6 million on corporate assets and certain other capitalized costs not related to the Project.

         We capitalized a further $15.7 million in 2002 related to our share of the costs for construction of the Hydrogen Manufacturing Unit (HMU) at the Scotford Upgrader, up from $17.8 million in 2001. The HMU costs are being financed by a capital lease. An amount of $2.0 million related to other accrued finance costs was also capitalized.

CAPITAL ASSETS
                                                                                               Since
($millions)                           2002           2001           2000          1999      inception
-------------------------------------------------------------------------------------------------------------
Expenditures
   Muskeg River Mine                  219.0          212.1           66.7           3.9          501.7
   Scotford Upgrader                  245.6          210.0          118.0           5.5          579.1

   Capitalized finance costs           53.0            9.5            6.4           -             68.9
   Entry fee                           (0.4)           1.2            -            34.2           35.0
   Shell interest (1)                   2.7            -              -             -              2.7
-------------------------------------------------------------------------------------------------------------
Project expenditures                  519.9          432.8          191.1          43.6        1,187.4
Corporate assets                        7.6            0.8            1.0           3.1           12.5
-------------------------------------------------------------------------------------------------------------
Cash expenditures                     527.5          433.6          192.1          46.7        1,199.9
Non cash capitalized costs
   Shell Fees and interest (1)          -              6.4            7.3          40.0           53.7
   HMU                                 15.7           17.8           17.3           -             50.8
   Capitalized finance costs            2.0            -              -             -              2.0
   Corporate assets                     -              -              -             1.1            1.1
                                        --------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
Total                                 545.2          457.8          216.7          87.8        1,307.5
-------------------------------------------------------------------------------------------------------------

(1) Shell fees and accrued interest liability were repaid in full in April 2002 out of proceeds of the Senior Secured Notes offering.

         The forecast cost of the Project is $5.6 billion (our share $1.12 billion), up from $4.8 billion ($957 million our share) that was forecast at December 31, 2001. The impact of this cost increase is to increase our proved plus probable reserve development cost from $2.85 to $3.35 per barrel. On the basis of this level of expenditures, we have funding arrangements that are sufficient to cover our share of commitments. In addition we believe that a portion of these increased Project costs fall within the scope and coverage of our Cost Overrun Insurance policy. (See discussion in Financial Risks.)

         Capital expenditures are expected to be lower in 2003 as construction of the Project was completed in 2002 and we are in the commissioning and start-up phase of the Project. Capital expenditures for 2003 are estimated at $65 million and represent deferred operating expenses during commissioning and start-up, as well as maintenance capital expenditures throughout the year.


Reserves

Gilbert Laustsen Jung Associates Ltd. (GLJ), an independent engineering firm located in Calgary, evaluates our reserves. The following table summarizes the Project reserves and our share of those reserves as at January 1, 2003, based on GLJ's forecast of escalating prices and costs:

                                 Gross Ownership
-------------------------------------------------------------------------------------------------------------
                             Project     Interest   Net After     Present Values of Estimated Future
                            Reserves     Reserves     Royalty      Net Cash Flow Before Income Taxes
                            (MMbbls)     (MMbbls)    (MMbbls)     0%         10%      15%        20%
-------------------------------------------------------------------------------------------------------------
                                                                             ($ million)
Proved                         1,111        222         202     2,960      1,302       972       766
Probable                         570        114          96     1,956        340       195       134
Risked probable (50%)            285         57          48       978        170        97        67
Proved plus 50% probable       1,396        279         250     3,938      1,472     1,069       833
Proved plus probable           1,681        336         298     4,916      1,642     1,167       900
-------------------------------------------------------------------------------------------------------------

         This analysis by GLJ includes only those reserves from the western portion of Lease 13, which is the initial area being mined by the Joint Venture. These reserves will provide a reserve life of approximately 30 years based on anticipated bitumen production rates of 155,000 barrels per day (our share 31,000 barrels per day).

         In addition, we are entitled to participate in expansion opportunities with the Owners, on the remainder of Lease 13 and on three nearby oil sands leases owned by Shell, namely Leases 88, 89 and 90. The following table outlines the potential resources available under these expansion opportunities:

                                           Total Resources      Western's Share
Area                                              (MMbbls)             (MMbbls)
--------------------------------------------------------------------------------
Remainder of Lease 13 and Lease 90                   3,200                  640
Leases 88 and 89                                     3,900                  780
--------------------------------------------------------------------------------
                                                     7,100                1,420
--------------------------------------------------------------------------------

FINANCIAL RESULTS

Apart from our interest in the Athabasca Oil Sands Project, we have no other assets nor do we have any other on-going operations. Our operating activities commenced with Project start-up, which occurred at the Muskeg River Mine in December 2002. We expect to be moving into commercial production in the second quarter of 2003 following production of synthetic crude oil which occurred in the first quarter of 2003 and will be reporting operating results for the balance of 2003 in our quarterly interim reports.


General and Administrative Expenses

General and administrative expenses for 2002 totalled $5.7 million (2001 - $5.3 million). The increase is primarily due to the addition of marketing and administrative personnel as we prepare to enter our operating phase. General and administrative expenses are expected to increase modestly in 2003 commensurate with additional staff or consultants that may be required throughout the year.


Royalties

The current royalty system for oil sands consists of an initial royalty of one per cent of the gross revenue on the bitumen produced (based on its value prior to upgrading) until we have recovered our share of all the capital costs associated with the Muskeg River Mine and Extraction plant, together with a return on capital equal to the Canadian federal long-term bond rate. After full capital cost recovery, the royalty shall be the greater of one per cent of the gross revenue on the bitumen produced and 25 per cent of net revenue on the bitumen produced. We will be paying royalties at the one per cent rate once we start producing. We estimate that payout will not be achieved for several years, after which we will be paying royalties at the higher rates. The timing of this will depend in part on the prices we receive for our production as well any additional capital costs incurred through expansion activities.


Interest Expense

During 2002 we incurred $48.1 million in interest expense on our debt obligations (2001 - $11.0 million). These included the long-term bonds, the bridge facility, our other bank facilities and the Shell fees loan. This debt has been used to finance construction costs and, accordingly, all interest is being capitalized until the Project reaches commercial production, which we expect by the second quarter of 2003. (See Capital Assets.) Capitalized interest will be written off over the term of the Project. Once commercial production is attained, interest costs will be expensed in the period to which it relates.


GRAPH: SHARE TRADING HISTORY

     Date       Share Price ($)     Volume (thousands)

     Jan-01             14.25                    320.7
     Feb-01             15.00                    635.7
     Mar-01             14.60                    627.5
     Apr-01             13.75                    374.0
     May-01             14.00                    240.1
     Jun-01             14.00                    134.0
     Jul-01             15.25                   1005.8
     Aug-01             14.80                   3015.5
     Sep-01             15.20                    572.3
     Oct-01             17.00                   2007.8
     Nov-01             15.60                    644.8
     Dec-01             19.09                    756.8
     Jan-02             22.00                   5302.9
     Feb-02             25.35                   2699.8

GRAPH: SHARE TRADING HISTORY

     Date       Share Price ($)     Volume (thousands)

     Mar-02             28.15                   4010.5
     Apr-02             26.15                   2496.4
     May-02             27.55                   2223.2
     Jun-02             27.80                    971.5
     Jul-02             24.00                   1532.9
     Aug-02             25.61                    987.4
     Sep-02             24.40                    901.1
     Oct-02             20.20                   1443.1
     Nov-02             21.00                   1742.0
     Dec-02             24.25                   1172.8


Income Taxes

Large Corporations Tax increased to $2.9 million from $1.5 million last year as a direct result of the expansion of our capital base.

         As we have not had any operating revenues to date, we have not yet earned taxable net income. At December 31, 2002, we had approximately $1.2 billion of loss carry forwards and tax pools. In addition, we had $8.7 million of financing issue costs, which can be used to offset future taxable income. The potential future benefit relating to the loss carry forwards and share issue costs has been recorded in the financial statements, resulting in a future income tax recovery of $22.5 million. This asset is offset by a future income tax liability of $23.0 million arising from the renunciation of deductions for flow-through shares, resulting in a net future tax liability of $0.5 million, with share capital being reduced by the $23.0 million tax effect of the renunciations.

TAX POOLS
                                                                  December 31
($ thousands)                                                            2002
--------------------------------------------------------------------------------
Canadian Exploration Expense                                     $     45,214
Canadian Development Expense                                           15,993
Canadian Exploration and Development Overhead Expense                   2,704
Cumulative Eligible Capital                                             4,039
Capital Cost Allowance                                                 25,632
Accelerated Capital Cost Allowance                                  1,031,616
                                                                 ------------
Total                                                            $  1,125,198
--------------------------------------------------------------------------------

Net Loss

Corporate expenses totalled $28.6 million for 2002 and included an amount of $22.8 million representing the one-time write-off of deferred financing costs related to credit facilities that were replaced by the US$450 million Senior Secured Notes offering in April 2002. Excluding the write-off, we incurred expenses of $5.9 million, compared to $5.5 million in 2001, an increase that reflects the expected growth in corporate activities as we move towards start-up. As we do not yet have revenues from on-going operations to offset these costs, our net loss was comprised primarily of the corporate expenses net of a future income tax recovery arising from the recognition of the tax benefit relating to loss carry forwards. The net loss attributable to Common Shareholders for 2002 was $10.3 million ($0.21 per share) compared to $7.0 million ($0.17 per share) for the year ended December 31, 2001.

QUARTERLY INFORMATION

                                                                           2002
-------------------------------------------------------------------------------------------------------------
                                                        Q1         Q2         Q3        Q4     Total
-------------------------------------------------------------------------------------------------------------
($millions, except per share amounts)

Capital Expenditures                              $  110.0   $  133.2   $  145.3   $   139.0   527.5
Long-term Debt                                       418.5      683.4      713.6       775.8   775.8
Cash Flow from Operations                            (1.7)      (1.9)      (1.8)       (3.2)   (8.6)
Cash Flow per Share                                 (0.03)     (0.04)     (0.04)      (0.07)  (0.18)
Loss Attributable to Common Shareholders             (1.8)     (24.7)      (1.8)        18.0  (10.3)
Loss per Share                                    $ (0.04)   $ (0.51)   $ (0.04)   $    0.38  (0.21)
                                                  --------------------------------------------------
-------------------------------------------------------------------------------------------------------------

                                                                           2001
-------------------------------------------------------------------------------------------------------------
                                                        Q1         Q2         Q3        Q4     Total
-------------------------------------------------------------------------------------------------------------
($millions, except per share amounts)
Capital Expenditures                              $   77.9   $  117.4   $  117.4   $ 120.9     433.6
Long-term Debt                                           -      110.8      197.8     279.5     279.5
Cash Flow from Operations                            (1.2)      (1.3)      (1.6)     (2.7)     (6.8)
Cash Flow per Share                                 (0.03)     (0.03)     (0.04)    (0.06)    (0.16)
Loss Attributable to Common Shareholders             (1.3)      (1.3)      (1.6)     (2.8)     (7.0)
Loss per Share                                    $ (0.03)   $ (0.03)   $ (0.04)   $(0.07)    (0.17)
-------------------------------------------------------------------------------------------------------------


FINANCIAL POSITION

It was our stated intention at the start of the year to replace our senior credit facility with long-term debt financing. In the second quarter of 2002 we met this objective with the issuance of US$450 million of Senior Secured Notes, bearing interest at 8.375%, and maturing on May 1, 2012. The net proceeds of this offering were used to repay all amounts outstanding under our existing $535 million Senior Credit Facility, repay all amounts due to Shell and to fund our share of remaining construction costs for the Project. The $535 million Senior Credit Facility was cancelled upon repayment.

         In conjunction with the offering, we established a new $100 million senior credit facility with a syndicate of chartered banks; $75 million of which will primarily be used to fund the first year's debt service under the offering as well as construction completion costs; the remaining $25 million is for working capital and letter of credit requirements. At December 31, 2002, $45.0 million had been drawn under this facility, with letters of credit issued in the amount of $15.4 million.

         We maintain our $88 million bridge note purchase facility, due October 2003, with a Canadian chartered bank. At December 31, 2002 the full $88 million was drawn and outstanding on this facility (2001 - $NIL). The amounts drawn under this facility are deemed to consist of both an equity and a liability component, recognized as convertible notes in the financial statements. The initial carrying amount of the equity component is adjusted for accretion to bring it up to the stated principal amount of the facility at maturity. This accretion is charged to the deficit.

         In November 2002, we established a new $50 million working capital facility with a syndicate of Canadian chartered banks, primarily to fund our working capital requirements during start-up of the Project. At December 31, 2002, $20 million had been drawn under this facility. This working capital facility was increased to $75 million in January 2003 with the addition of another bank to the syndicate.

GRAPH: EVOLVING FINANCING STRUCTURE

Jun 99      $21.0 million equity
Jul 99      $41.7 million equity
Aug 99      $20.6 million equity
Nov 99      $40.0 million equity
Jul 00      $100 million debt
Sep 00      $130.0 million equity
Dec 00      $60.0 million equity
Feb 01      $3.7 million equity
Mar 01      $12 million debt
Apr 01      $10.0 million equity
Jun 01      $90 million debt
Jun 01      $30 million debt
Jun 01      $535 million debt
Jul 01      $57.9 million equity
Oct 01      $88 million debt
Oct 01      $47.4 million equity
Nov 01      $13.9 million equity
Apr 02      US$450 million debt
Apr 02      $100 million debt
Nov 02      $50 million debt
Feb 03      $50.2 million equity


Equity Financing

In February 2003, we issued 2,050,000 Common Shares at a price of $24.50 per share for gross proceeds of approximately $50.2 million. The Common Shares were offered to the public on a bought-deal basis through a syndicate of underwriters led by TD Securities Inc. Net proceeds from the issue were used to fund remaining costs for the Project and related expenses, for general corporate purposes and to reduce some of our short-term borrowings.

         Over the past three years one of our primary objectives has been to fund our share of construction costs and to ensure that the timing of proceeds from financings coincides with the funding requirements for the Project. We have consciously structured our financing activities to maximize the value for our shareholders by minimizing the amount of equity issued and to issue equity at successively higher prices. These activities have resulted in 22 separate financing transactions over the past three years totalling $2.2 billion of gross proceeds and $1.5 billion net of re-financings. The chart above and accompanying notes provide a snapshot of the debt and equity transactions that have allowed us to participate in this exciting Project.

     a. In June 1999, we issued 11 common shares at nominal value to incorporate the Company and arranged a private placement of 6,096,343 Non-voting Convertible Equity Shares, 279,950 Class A Warrants and 823,707 Class B Special Warrants for aggregate gross proceeds of $21.0 million.

     b. In July 1999, we arranged a private placement of 8,330,000 Units, each Unit consisting of one Non-voting Convertible Equity Share and three call obligations, for gross proceeds of $41.7 million. In conjunction with this offering, the agent for the placement received a commission of 138,071 Non-voting Convertible Equity Shares valued at $1.6 million and a fee for services in connection with the acquisition of our ownership interest in the Project was paid to the agent through the issuance of a further 200,000 Non-voting Convertible Equity Shares.

     c. In August 1999, we arranged a private placement of 2,750,000 Units, each Unit consisting of one Non-voting Convertible Equity Share and 4.5 call obligations, for gross proceeds of $20.6 million.

     d. In November 1999, we arranged a private placement of 4,705,882 Non-voting Convertible Equity Shares at a price of $8.50 per share for proceeds of $40.0 million.

         These first four equity transactions were completed in December 1999.

     e. In July 2000, we established a $100 million bridge facility with a Canadian Chartered Bank. This bridge facility was in place until September 28, 2000, when we completed an equity offering of 10,709,076 Non-voting Convertible Equity Shares, of which 1,491,084 were issued on a flow-through basis, for aggregate gross proceeds of $130.0 million. At this time the bridge facility was cancelled.

     f. In December 2000, we completed our Initial Public Offering on to the Toronto Stock Exchange, which involved the issuance of 4,000,000 Common Shares for gross proceeds of $60.0 million.

     g. On February 1, 2001, we filed two prospectuses qualifying the issuance of an aggregate of 34,033,029 Common Shares, 494,224 Class A Warrants and 465,188 Class B Warrants issuable upon the conversion or exercise, as the case may be, of the Non-voting Convertible Equity Shares, Class A Special Warrants, Class B Special Warrants and Warrant Options issued in prior years by the Corporation. Subsequently, in February and March 2001, the 465,188 Class B Warrants were exercised into Common Shares for aggregate gross proceeds of $3.7 million.

     h. On March 14, 2001, we completed a private placement of 666,667 Class D Preferred Shares, Series A, for gross proceeds of $12 million. Each Class D Preferred Share is convertible into one Common Share prior to redemption, which is at our option at any time at a price equal to their issue price plus a cumulative dividend of 12 per cent per year compounded semi-annually until January 1, 2007, increasing by 3 per cent per quarter thereafter to a maximum of 24 per cent per year.

     i. On April 27, 2001, we completed a private placement of 625,000 Common Shares at $16.00 per share issued on a flow-through basis, for gross proceeds of $10.0 million.

     j. We entered into a bridge financing arrangement in March 2001 for up to $90 million, and a second bridge financing arrangement in June 2001 for $30 million, both of which were considered as equity for purposes of the Senior Credit Facility. These two bridge facilities totalling $120 million were required to be repaid by October 31, 2001.

     k. We satisfied the conditions precedent on our $535 million Senior Credit Facility in June 2001 and commenced drawdowns under this facility to meet our ongoing commitments to the construction of the Project. The conditions precedent that were required were customary for facilities of this nature, and included a requirement that an aggregate of $400 million of our equity capital be expended on the Athabasca Oil Sands Project. The Senior Credit Facility was available for funding the budgeted construction costs of the

         Project of up to $485 million. Additionally, the Senior Credit Facility was available for pre-completion debt servicing, which included interest costs and fees under the Senior Credit Facility, of up to $50 million. Under the terms of the Senior Credit Facility, we were obligated to obtain, and continue to maintain, $200 million of cost overrun insurance. The Senior Credit Facility was repaid in full and cancelled upon completion of the US$450 million Senior Secured Notes offering in April 2002.

     l. On July 25, 2001, we completed an equity private placement to certain of our existing shareholders of 3,404,729 Non-voting Convertible Equity Shares at $13.00 and $14.00 per share, together with 725,589 Non-voting Convertible Equity Shares issued on a flow-through basis at $15.60 per share, for aggregate gross proceeds of $57.9 million. In conjunction with this offering, 2,589,641 Call Obligations were issued to certain subscribers, whereby each Call Obligation is exercisable into one Non-voting Convertible Equity Share and one Warrant to purchase Non-voting Convertible Equity Share upon the payment of $13.00 per Call Obligation. These call obligations are exercisable until March 31, 2003 at our discretion and the underlying warrant is exercisable, at the market price on the day we exercise our rights under the call obligations, for a period of four years after the call obligation exercise. There is a requirement imposed by the TSE to undertake a rights offering prior to exercising any of these Call Obligations. At this time, certain shareholders also undertook to subscribe for 725,590 Non-voting Convertible Equity Shares on a flow-through basis at $15.60 per share, which were subscribed for and issued in November 2001.

     m. On October 25, 2001, we established a new $88 million two-year bridge note purchase facility ("Bridge Facility") with a Canadian Chartered Bank. The notes issuable pursuant to draws on the Bridge Facility are convertible, at maturity at our option, and in the event of a default at the option of the bank into Common Shares. This Bridge Facility replaced the existing $90 million and $30 million bridge facilities and was required in order to satisfy the sufficiency of funding criteria of the Senior Credit Facility, in order to demonstrate that we can meet our funding obligations to the Project. This Bridge Facility was fully drawn upon as at December 31, 2002.

     n. On October 25, 2001, we completed a rights offering to existing shareholders of 3,384,835 Common Shares at a price of $14.00 per share for gross proceeds of $47.4 million.

     o. In November 2001, we completed a private placement of 150,000 Non-voting Convertible Equity Shares issued on a flow-through basis at $17.30 per share for gross proceeds of $2.6 million. At this time, the undertakings for 725,590 Non-voting Convertible Equity Shares on a flow-through basis from July were also subscribed to, for gross proceeds of $11.3 million. In addition to the new equity raised, another prospectus was filed on November 27, 2001, which qualified for issuance an aggregate of 5,005,908 Common Shares issuable upon conversion of all the Non-voting Convertible Equity Shares that were issued in 2001.

     p. In April 2002, we completed the issuance of US$450 million of Senior Secured Notes, bearing interest fixed at 8.375%, and maturing on May 1, 2012 The net proceeds of the offering were used to repay all amounts outstanding under the existing Senior Credit Facility and repay all amounts due to Shell Canada Limited, with the balance of the proceeds placed in a trust account, which were used for funding the Company's share of remaining construction costs for the oil sands project. The Senior Credit Facility was cancelled upon repayment.

         In conjunction with the offering, we established a new $100 million credit facility with a syndicate of chartered banks; $75 million of which will primarily be used to fund the first year's debt service under the offering as well as construction completion costs; the remaining $25 million is for working capital and letter of credit requirements. At December 31, 2002, $45.0 million had been drawn under this facility, with letters of credit also issued for $15.4 million.

     q. In November 2002, we established a new $50 million Working Capital Facility with a syndicate of Canadian chartered banks, primarily to fund our working capital requirements during start-up of the Project. This facility was increased to $75 million in January 2003 with the addition of another bank to the syndicate.

     r. Subsequent to year-end, we completed the issuance of 2,050,000 Common Shares at a price of $24.50 per share for gross proceeds of approximately $50.2 million. The Common Shares were offered to the public on a bought-deal basis through a syndicate of underwriters led by TD Securities Inc. Net proceeds from the issue will be used to fund remaining costs for the Project and related expenses, for general corporate purposes and may be used to reduce some of our short-term borrowings.


GRAPH:  2002 CASH MOVEMENTS ($ MILLIONS)

Cash, Beginning of Year            53.0
Net Equity Issued                   2.0
Capital Expenditures             -527.5
Debt Raised                       494.3
Working Capital                  - 13.9
Deferred Charges                 - 17.9
G&A                               - 8.6
Convertible Notes                  86.7
Shell Loan Repaid                - 53.7
Cash, End of Year                  14.4


         At December 31, 2002, our equity capital consisted of:

ISSUED AND OUTSTANDING:
   Common Shares                                        47,742,471
   Class D Preferred Shares, Series A                      666,667
                                                      ------------
--------------------------------------------------------------------------------
                                                        48,409,138
OUTSTANDING:
   Class A Warrants                                        494,224
   Stock Options                                         1,329,000
                                                      ------------
--------------------------------------------------------------------------------
   Fully diluted number of shares                       50,232,362
--------------------------------------------------------------------------------


Analysis of Cash Resources

We have been financing Project costs out of equity and debt proceeds throughout 2002. Our cash balances decreased by $38.6 million during 2002 from $53.0 million at December 31, 2001 to $14.4 million at December 31, 2002. Cash inflows were comprised of $494.3 million of long-term debt issued during the year (net of repayments), $86.7 million of convertible debt issued in the year (net of interest paid) and $2.0 million of equity capital (net of issue costs) raised throughout the year. Cash outflows included capital expenditures of $527.5 million, debt issue costs and deferred charges of $17.9 million, a $13.9 million increase in working capital throughout the year and cash corporate expenses of $8.6 million. In addition, we repaid a liability owed to Shell Canada Limited of $53.7 million.

RISK AND SUCCESS FACTORS RELATING TO OIL SANDS

We face a number of risks that we need to manage in conducting our business affairs. The following discussion identifies some of the key areas of exposure for us and, where applicable, sets forth measures undertaken to reduce or mitigate these exposures. A complete discussion of risk factors that may impact our business is provided in our Annual Information Form.


Business Risks

We are currently a single purpose company, our only asset being our investment in oil sands through the Project. As such, all capital expenditures are directly or indirectly related to oil sands construction and development and 100 per cent of revenues will be derived from oil sands operations.

         At this stage, the main risks to the Project execution include the potential for reduced productivity and increased costs that can be associated with weather or unforeseen disruptions in the supply of labour. While the design of the Project facilities mainly utilizes established technologies, the commissioning and start-up of the new facilities could result in delays in achieving the targeted production capacity of 155,000 barrels per day by the third quarter of 2003.

         We may be faced with competition from other industry participants in the oil sands business. This could take the form of competition for skilled people, increased demands on the Fort McMurray infrastructure (housing, roads, schools, etc.), or higher prices for the products and services required to operate and maintain the plant.

         Our relationship with our employees and provincial building trade unions is important to our future success because poor productivity and work disruptions have the potential to adversely affect the Project, whether in construction or in operations. New labour agreements with the building trades were ratified in August 2001. While we are not a direct party to these agreements, they impact us as these trades have supplied the labour during the construction phase of the Project. Although we are now entering an operating phase we have significant plans for expansion and the strong working relationship the Project's management has developed with the trade unions will be an important factor in our future activities.

         The Project depends upon successful operation of facilities owned and operated by third parties. The Joint Venture partners are party to certain agreements with third parties to provide for, among other things, the following services and utilities:

o    pipeline transportation to be provided through the Corridor Pipeline;

o electricity and steam to be provided to the Mine and the extraction plant from the Muskeg River cogeneration facility;

o transportation of natural gas to the Muskeg River cogeneration facility by the ATCO pipeline;

o hydrogen to be provided to the Upgrader from the HMU and Dow Chemicals Canada Inc., or Dow; and

o electricity and steam to be provided to the Upgrader from the Upgrader cogeneration facility.

         All of these third party arrangements are critical for the successful start-up and operation of the Project. Disruptions in respect of these facilities could have an adverse impact on future financial results.

         Once the Project is operational, we will be subject to the operational risks inherent in the oil sands business. We intend to sell our share of synthetic crude oil production to refineries in North America. These sales will compete with the sales of both synthetic and conventional crude oil. There exist other suppliers of synthetic crude oil and there are several additional projects being contemplated. If undertaken and completed, these projects will result in a significant increase in the supply of synthetic crude oil to the market. In addition, not all refineries are able to process or refine synthetic crude oil. There can be no assurance that sufficient market demand will exist at all times to absorb our share of the Project's light synthetic crude oil production.

         As a partner in the Athabasca Oil Sands Joint Venture, we actively participate in operational risk management programs implemented by the Joint Venture to mitigate the above risks. Our exposure to operational risks is also managed by maintaining appropriate levels of insurance.


Financial Risks

We must finance our share of the construction costs of the Project in the face of uncertain debt and equity capital markets and in a volatile commodity-pricing environment. Should the costs of the Project exceed the available financial resources and we are unable to establish sufficient funding to complete the Project under the current debt arrangements, additional financing may be required.

         On the basis of the current estimate of costs for construction of the Project, we have funding arrangements that are sufficient to cover our share of costs. An increase in the costs for completion of the Project beyond the current estimate may result in us raising additional equity or debt in order to meet our share of cost commitments.

         As part of our financing plan, we established a cost overrun/project delay insurance policy in the amount of $200 million. This insurance policy covers certain costs, expenses and losses of revenue through the construction period arising from causes beyond our control and including: (i) costs and expenses or loss of revenues arising from a delay in achieving a guaranteed production level; (ii) costs and expenses incurred in connection with the modification, repair or replacement of equipment or material, which are directly related to achieving guaranteed production levels; and (iii) escalation in Project costs beyond the budgeted Project costs, which are directly related to achieving guaranteed production levels. In effect, the program provides coverage for increased costs for the project of up to $200 million to the extent the increased costs are incurred to meet bitumen production levels of 155,000 barrels per day as contemplated in the initial design of the project.

         This insurance policy will mitigate a portion of the cost increases for the project beyond the initial project budget of $709 million (our share). We engaged claims consultants in the first quarter of 2002, and by year-end we had filed interim claims for cost overruns totalling $435 million and interim claims for loss of revenues arising from delays in production totalling $9.3 million. The forecasted total claim for loss of revenues, to be submitted prior to achieving commercial production in the second quarter of 2003, is expected to be in excess of $100 million. To date, we have not received any proceeds from the insurance policy and no amounts have been reflected in the Consolidated Financial Statements. We have been frustrated by the lack of response on the part of the insurers and in January 2003 we were forced to raise $50.2 million of additional equity financing as a direct result of these delays. While we hope that insurance proceeds will be forthcoming, further delays may put additional pressure on our financial condition.

         In addition to the cost overrun insurance obtained by us, the Joint Venture partners have obtained insurance to protect against certain risks of loss during the construction of the Owners' facilities, which includes the Mine, extraction plant and the Upgrader. The insurance is typical for a project of this nature.

         Upon commencement of operations, we intend to obtain insurance designed to protect our ownership interest against losses or damage to the Owners' facilities, to preserve our operating income and to protect against our risk of loss to third parties and which is reasonably obtainable.

         Once in production, our financial results will be dependent upon the prevailing price of crude oil. Oil prices fluctuate significantly in response to supply and demand factors beyond our control, which could have an impact on future financial results.

         As at December 31, 2002 we have entered into various commodity pricing agreements designed to mitigate exposure to the volatility of crude oil prices in Canadian dollars. The agreements are summarized as follows:

                    Notional                   Hedge                     Price        Unrealized
                     Volume                    Period                  Received       Gain/(Loss)
-------------------------------------------------------------------------------------------------------
WTI Swaps         4,500 bbls/d     April 1, 2003 to March 31, 2004     Cdn$39.72    ($1.1 million)
WTI Swaps         8,500 bbls/d     April 1, 2004 to March 31, 2005     Cdn$36.95    ($1.5 million)
-------------------------------------------------------------------------------------------------------

         We do not expect that the adoption of the new CICA Accounting Guideline 13 "Hedging Relationships", effective for fiscal years beginning on or after July 1, 2003, will have an impact on our consolidated financial statements.

         Any prolonged period of low oil prices could result in a decision by the Joint Venture partners to suspend or reduce production. Any such suspension or reduction of production would result in a corresponding substantial decrease in our future revenues and earnings and could expose us to significant additional expense as a result of certain long-term contracts. In addition, because natural gas comprises a substantial part of operating costs, any prolonged period of high natural gas prices could negatively impact our future financial results.

         We will also be exposed to fluctuations in changes in currency and interest rates, which may impact our financial results and our ability to service our debt financing.

         To mitigate our exposure to these financial risks, we will be establishing a financial risk management program in consultation with our Board of Directors prior to commencement of operations.


Environmental Risks

Canada is a signatory to the December 1997 Kyoto Treaty with respect to instituting reductions to greenhouse gases. The Project will be a significant producer of some greenhouse gases covered by the treaty. While specific measures for meeting Canada's commitments have not been developed and the Kyoto treaty may be modified or nullified, actions taken under the treaty may adversely impact the Project. It cannot be assured that future environmental approvals, laws or regulations will not adversely impact the Joint Venture partners' ability to operate the Project or increase or maintain production or will not increase unit costs of production. Equipment from suppliers that can meet future emission standards may not be available on an economic basis, or at all, and other methods of reducing emissions to required levels may significantly increase operating costs or reduce output. There is a risk that the Canadian federal and/or provincial governments could pass legislation that would tax such emissions or require, directly or indirectly, reductions in such emissions produced by energy industry participants, including the Project.

         We will be responsible for compliance with terms and conditions set forth in the Project's environmental and regulatory approvals and all laws and regulations regarding the decommissioning and abandonment of the Project and reclamation of its lands. The costs related to these activities may be substantially higher than anticipated. It is not possible to accurately predict these costs since they will be a function of regulatory requirements at the time and the value of the equipment salvaged. In addition, to the extent we do not meet the minimum credit rating required under the Joint Venture agreement, we must establish and fund a reclamation trust fund. We currently do not hold the minimum credit rating. Even if we do hold the minimum credit rating, in the future it may be determined that it is prudent or be required by applicable laws or regulations to establish and fund one or more additional funds to provide for payment of future decommissioning, abandonment and reclamation costs. Even if we conclude that the establishment of such a fund is prudent or required, we may lack the financial resources to do so.

         The Joint Venture partners have established programs to monitor and report on environmental performance including reportable incidents, spills and compliance issues. In addition, comprehensive quarterly reports are prepared covering all aspects of health, safety and sustainable development on Lease 13 and the Upgrader to ensure that the Project is in compliance with all laws and regulations and that management are accountable for performance set by the Joint Venture partners.


OUTLOOK

Key milestones for 2003 include revenues from production of synthetic crude expected to commence in the first quarter of 2003 when the Upgrader facilities will be brought on stream and production will ramp-up through the second half of 2003. Full bitumen production of 155,000 barrels per day (31,000 barrels per day net to us) is scheduled to occur by the third quarter of 2003.

         Non-bitumen feedstocks supplied to the Upgrader to aid in the upgrading process will add an additional 35,000 barrels per day to the Project's output. Our share of total output will be 38,000 barrels per day. We are committed to sell 12,000 barrels per day of Vacuum Gas Oil (VGO) to Shell at a fixed differential to market. We will be marketing the balance of our production volumes for our own account to various refineries in North America.

         The following table details the sensitivities of cash flow and net earnings per share to certain relevant operating factors during 2004, which will be our first year of full production. The base case upon which the sensitivities are reflected assumes bitumen production for us of 31,000 barrels per day, constant WTI at US$22.00 per barrel, a foreign exchange rate of US$0.65 per Cdn$, a constant Alberta gas cost of Cdn$4.51 per thousand cubic feet and reflects the additional shares issued in the February 2003 equity offering.

                                                               Basic                        Basic
                                            Cash Flow      Cash Flow        Earnings     Earnings
Variable                    Variation    ($millions)       Per Share     ($millions)    Per Share
----------------------------------------------------------------------------------------------------------
Production             1,000 bbls/day       $   12.17      $    0.24      $     7.60    $    0.15
Oil Prices                  USD $1.00       $   17.23      $    0.34      $    11.03    $    0.22
Gas Prices                  $0.10/Mcf       $    0.71      $    0.01      $     0.46    $    0.01
Foreign Exchange (1)      USD/CDN .01       $    5.62      $    0.11      $     3.60    $    0.07
----------------------------------------------------------------------------------------------------------

(1) Excludes unrealized foreign exchange gains or losses on long-term monetary items. The impact of the Canadian dollar strengthening by US $0.01 would be an increase of $10.5 million in net earnings based on December 31, 2002 US dollar donominated debt levels.

         Our vision is to complete this Project and then expand our production base through development of the remaining oil sands leases we have access to under the Joint Venture agreement with our partners. The initial Project will develop a total of 1.7 billion barrels (336 million barrels is our share) out of a total resource base on Leases 13, 88, 89 and 90 estimated at 8.8 billion barrels (1.8 billion barrels is our share). Our partners or we have not yet begun development of the remaining resources on our leases, but we have begun evaluating long-term development plans. Any such development plans would be subject to approval by the board of directors of each Joint Venture partner, various regulatory agencies and other stakeholders, and would require significant funding obligations.

         The potential development plans include two areas of expansion. Firstly, an optimization and expansion of the Muskeg River Mine and Lease 90 has the potential to increase bitumen production to 225,000 barrels per day (45,000 barrels per day net to us) and would likely take place in the 2006 to 2007 time frame. Secondly, there is an opportunity for a new stand-alone mine on the eastern portion of Lease 13 and Leases 88 and 89, known as the Jackpine Mine, which would add a potential 300,000 barrels per day (60,000 barrels per day net to us) of bitumen production. The Jackpine Mine development would follow the expansion of the Muskeg River Mine. The Joint Venture Owners filed a Public Disclosure Document in respect of these development opportunities on August 8, 2001. The graph below outlines the potential effect on bitumen production per day assuming the development plans are undertaken successfully.


GRAPH: DEVELOPMENT POTENTIAL (BARRELS PER DAY)

                                                                      DOCUMENT 3
                                                                      ----------



AUDITORS' REPORT

TO THE SHAREHOLDERS OF WESTERN OIL SANDS INC.

We have audited the consolidated balance sheets of Western Oil Sands Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Western Oil Sands Inc. as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



/s/ "PRICEWATERHOUSECOOPERS LLP"

Chartered Accountants


Calgary, Canada
February 14, 2003

WESTERN OIL SANDS INC.
CONSOLIDATED BALANCE SHEETS

December 31                                                2002           2001
================================================================================
($ THOUSANDS)

ASSETS
Current Assets
     Cash                                           $    14,428    $    52,973
     Accounts receivable                                  6,624          7,228
     Inventory                                            4,175             --
--------------------------------------------------------------------------------
                                                         25,227         60,201
--------------------------------------------------------------------------------

Capital Assets (Note 3)                               1,306,989        761,939
Deferred Charges (Note 4)                                27,422         32,254
--------------------------------------------------------------------------------
                                                      1,334,411        794,193
--------------------------------------------------------------------------------
                                                    $ 1,359,638    $   854,394
================================================================================

LIABILITIES
Current Liabilities
     Accounts payable and accrued liabilities       $    40,953    $    51,222
     Convertible Notes (Note 5)                           4,055             --
--------------------------------------------------------------------------------
                                                         45,008         51,222

Long-term Liabilities
     Long-term Debt (Note 6)                            775,820        279,481
     Other (Note 8)                                      50,859         88,825
     Future Income Taxes (Note 7)                           454             --
--------------------------------------------------------------------------------
                                                        827,133        368,306
--------------------------------------------------------------------------------
                                                        872,141        419,528
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share Capital (Note 9)                                  426,275        447,303
Convertible Notes (Note 5)                               83,945             --
Deficit                                                 (22,723)       (12,437)
--------------------------------------------------------------------------------
                                                        487,497        434,866
--------------------------------------------------------------------------------
                                                    $ 1,359,638    $   854,394
================================================================================

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


Approved by the Board of Directors:



/s/ "ROBERT G. PUCHNIAK"                   /s/ "BRIAN F. MACNEILL"
------------------------------------      --------------------------------------
Robert G. Puchniak                        Brian F. MacNeill
Director                                  Director

WESTERN OIL SANDS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Year ended December 31                                        2002        2001
================================================================================
($ THOUSANDS, EXCEPT AMOUNTS PER SHARE)

CORPORATE EXPENSES
     General and administrative                           $  5,698    $  5,310
     Depreciation                                              192         170
     Write-off of deferred financing costs                  22,759          --
--------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                                    28,649       5,480
     Income Taxes (Note 7)                                 (19,646)      1,535
--------------------------------------------------------------------------------
NET LOSS                                                  $  9,003    $  7,015
     Charge for Convertible Notes (Note 5)                   1,283          --
--------------------------------------------------------------------------------
LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS                    10,286       7,015
================================================================================

Deficit at Beginning of Year                                12,437       5,422
--------------------------------------------------------------------------------
Deficit at End of Year                                    $ 22,723    $ 12,437
================================================================================

Loss per share (Note 9) - Basic and diluted               $   0.21    $   0.17
--------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WESTERN OIL SANDS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31                                        2002         2001
================================================================================
($ THOUSANDS)

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
     Net loss                                            $  (9,003)   $  (7,015)
Non-cash items:
     Write-off of deferred financing costs                  22,759           --
     Future Income Tax recovery                            (22,551)          --
     Depreciation                                              192          170
--------------------------------------------------------------------------------
CASH FROM OPERATIONS                                        (8,603)      (6,845)
     Increase in non-cash working capital (Note 14)         (7,965)          --
--------------------------------------------------------------------------------
                                                           (16,568)      (6,845)
--------------------------------------------------------------------------------
FINANCING ACTIVITIES
     Issue of share capital                                  1,977      143,978
     Issue of long-term debt                               773,840      279,481
     Repayment of long-term debt                          (279,481)          --
     Deferred financing costs                              (17,927)     (16,366)
     Issue of convertible notes                             88,000           --
     Charge for convertible notes                           (1,283)          --
     Repayment of long-term liabilities                    (53,687)      (2,152)
--------------------------------------------------------------------------------
CASH GENERATED                                             511,439      404,941
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
     Capital expenditures                                 (527,541)    (433,604)
     Restricted cash                                            --       12,601
     Increase in non-cash working capital (Note 14)         (5,875)     (18,231)
--------------------------------------------------------------------------------
CASH INVESTED                                             (533,416)    (439,234)
--------------------------------------------------------------------------------

Decrease in Cash                                           (38,545)     (41,138)
Cash at Beginning of Year                                   52,973       94,111
--------------------------------------------------------------------------------

CASH AT END OF YEAR                                      $  14,428    $  52,973
================================================================================


SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WESTERN OIL SANDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


(TABULAR DOLLAR AMOUNTS IN $ THOUSANDS)


     1.    BUSINESS OF THE CORPORATION

     Western Oil Sands Inc. (the "Corporation") was incorporated on June 18, 1999 under the laws of the Province of Alberta. The Corporation was created to acquire a 20 per cent working interest in an oil sands project in the Athabasca region of northeast Alberta ("the Oil Sands Project"). The oil sands project will consist of direct or indirect participation in the design, construction and operation of mining, extracting, transporting and upgrading of oil sands deposits.


     2.    SUMMARY OF ACCOUNTING POLICIES

(a) PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary corporations and limited partnership, 852006 Alberta Limited, Western Oil Sands, L.P., Western Oil Sands Finance Inc. (inactive) and Western Oil Sands (USA) Inc. (inactive). The Corporation's oil sands activities are conducted jointly with others. These financial statements reflect only the Corporation's proportionate interest in such activities.

(b) MEASUREMENT UNCERTAINTY The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

(c) CAPITAL ASSETS Capital assets are recorded at cost less accumulated provisions for depreciation, depletion and amortization. Capitalized costs include costs specifically related to the acquisition, exploration, development and construction of the oil sands project. Capital assets are reviewed for impairment whenever events or conditions indicate that their net carrying amount may not be recoverable from estimated future cash flows.

     Depletion over the life of proved and probable reserves is on a unit of production basis, commencing when the facilities are substantially complete and after commercial production has begun. Capital assets are depreciated on a straight-line basis over their useful lives, except for lease acquisition costs and certain mine assets, which are amortized and depreciated over the life of proved and probable reserves. The estimated useful lives of depreciable capital assets are as follows:

     Leasehold improvements                                        5 years
     Furniture and fixtures                                        5 years
     Computers                                                     3 years

(d) FUTURE SITE RESTORATION Estimated future site restoration and reclamation costs are provided on a unit of production method based on estimated proved and probable reserves. Actual costs are charged against the provision when incurred.

(e) FOREIGN CURRENCY TRANSLATION Transactions in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at rates of exchange in effect at the end of the period while non-monetary assets and liabilities are translated at historical rates of exchange.

(f) STOCK-BASED COMPENSATION PLAN The Corporation has a stock-based compensation plan which is described in Note 10. Effective January 1, 2002, the Corporation adopted CICA 3870 "Stock-based Compensation and Other Stock-based Payments". The new standard is applied prospectively to all stock-based payments to non-employees and to employee awards that are direct awards of stock, stock appreciation rights and similar awards to be settled in cash. The new standard is applied to all grants of stock options on or after January 1, 2002. No compensation expense is recognized for the plan when the stock options are issued. Any consideration received on exercise of stock options is credited to share capital.

(g) CONVERTIBLE NOTES Amounts drawn under the Note Purchase Facility are deemed to consist of both an equity and a liability component in accordance with Canadian GAAP. The initial carrying amount of the equity component is adjusted for accretion to bring it up to the stated principal amount of the Note Purchase Facility at maturity. This accretion is charged to the Deficit.

(h) DERIVATIVE FINANCIAL INSTRUMENTS Financial instruments are used by the Corporation to hedge its exposure to market risks relating to commodity prices and foreign currency exchange rates. The Corporation's policy is not to utilize financial instruments for speculative purposes.

     The Corporation formally documents all relationships between hedging instruments and hedged items as well as its risk management objectives and strategies for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Corporation also assesses, both at the hedges' inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

     The Corporation enters into hedges with respect to a portion of its oil production to achieve a more predictable cash flow by reducing its exposure to price and currency fluctuations. These transactions are entered into with major Canadian financial institutions. Gains and losses from these financial instruments are recognized in oil revenues as the hedge sale transactions occur.

(i) INVENTORY Inventory is stated at the lower of average cost and net realizable value.

(j) LOSS PER SHARE The Corporation uses the treasury stock method to determine the dilutive effects of stock options and other dilutive instruments. Due to losses for the years presented, all incremental shares have been excluded from the diluted earnings per share calculation as the effect would be anti-dilutive.

(k) CASH Cash presented in the consolidated financial statements is comprised of cash and cash equivalents and includes short-term investments with a maturity of three months or less when purchased.

(l) PENSION PLAN The Corporation has a defined contribution pension plan. Expense is recognized as payments are made or entitlements are earned. Expense for the year ended December 31, 2002 was $0.09 million (December 31, 2001 - $0.2 million).

(m) COMPARATIVE AMOUNTS Certain comparative amounts have been reclassified to conform to the current year's presentation.


     3.    CAPITAL ASSETS

                                                           2002           2001
================================================================================
Oil Sands Project                                   $ 1,243,061    $   721,043
Oil Sands Project assets under capital lease             50,859         35,138
Corporate Assets                                         13,601          6,098
--------------------------------------------------------------------------------
                                                      1,307,521        762,279
Less: accumulated depreciation                             (532)          (340)
--------------------------------------------------------------------------------
                                                    $ 1,306,989    $   761,939
================================================================================

It is the Corporation's policy to capitalize carrying costs including interest expense for capital assets acquired, constructed or developed over time. As at December 31, 2002, $63.6 million of net interest expense (December 31, 2001 - $15.5 million) has been capitalized as part of the cost of the oil sands project. Cash interest paid for the year ended December 31, 2002 was $40.6 million (December 31, 2001 - $6.7 million). Cash interest received for the year ended December 31, 2002 was $2.3 million (December 31, 2001 - $2.9 million).


     4.    DEFERRED CHARGES
                                                           2002          2001
--------------------------------------------------------------------------------
Deferred charges                                     $   27,422    $   32,254
================================================================================

Deferred charges include primarily debt financing costs that have been incurred in establishing the Corporation's various debt facilities. These amounts will be amortized over the term of the related debt facilities following start-up of the oil sands project.


     5.    CONVERTIBLE NOTES

On October 25, 2001 the Corporation established an $88 million two-year Note Purchase Facility (the "Note Purchase Facility") with a Canadian chartered bank. The notes issuable pursuant to draws on the Note Purchase Facility are convertible, at maturity at the option of the Corporation and in the event of a default at the option of the bank, into Common Shares of the Corporation. If converted, the conversion would be transacted at 95 per cent of the weighted average trading price on the TSX for the twenty days prior to conversion. The maturity date is October 25, 2003. Borrowings under the Note Purchase Facility bear interest at the bank's prime lending, the bankers' acceptance or the LIBOR rates plus applicable margins ranging from 125 to 225 basis points. The Note Purchase Facility is unsecured and was fully drawn at December 31, 2002.

     6.    LONG-TERM DEBT

                                                              2002        2001
================================================================================
US$450 million Senior Secured Notes                       $710,820          --
Bank Debt                                                 $ 65,000   $ 279,481
--------------------------------------------------------------------------------
                                                          $775,820   $ 279,481
================================================================================


(a) On April 23, 2002, the Corporation issued Senior Secured Notes in the amount of US$450 million, bearing interest at 8.375%, with a maturity of May 1, 2012 (the "Offering"). The net proceeds of the Offering were used to repay all amounts outstanding under the Corporation's $535 million bank facility (which was cancelled upon repayment) and repay all amounts due to Shell Canada Limited, with the balance of the proceeds used to fund the Corporation's share of remaining construction costs for the oil sands project. The Senior Secured Notes provide the holders with security over all the assets of the Corporation, subordinated to the Senior Credit Facility, until the Corporation achieves an investment grade corporate credit rating, at which time the Senior Secured Notes become unsecured.

(b) In conjunction with the Offering, the Corporation established a new $100 million Senior Credit Facility (the "Senior Credit Facility") with a syndicate of Canadian chartered banks, up to $75 million of which will be used to fund the first year's debt service under the Offering and construction completion costs; the remaining $25 million will be used for working capital and letter of credit requirements. Borrowings under the facility bear interest at the lenders' prime lending, the bankers' acceptance or the LIBOR rates plus applicable margins ranging from 100 to 200 basis points. $75 million of the Senior Credit Facility matures and is repayable by April 23, 2005. The Senior Credit Facility contains certain covenants and other provisions, which restrict the Corporation's ability to incur additional indebtedness, pay dividends or make distributions of any kind, undertake an expansion of the oil sands project, dispose of its interest in the oil sands project, or change the nature of its business. The Senior Credit Facility provides the banks with security over all of the assets of the Corporation, with the exception of certain intercompany notes and note guarantees issued in connection with the Offering detailed in Note 6(a). At December 31, 2002, an amount of $45 million had been drawn under this Senior Credit Facility and letters of credit for $15.4 million had been issued.

(c) On November 19, 2002, the Corporation established a $50 million 364-day Extendible Revolving Credit Facility (the "Revolving Facility") with a syndicate of Canadian chartered banks. Borrowings under the Revolving Facility bear interest at the lenders' prime lending, the bankers' acceptance or the LIBOR rates plus applicable margins ranging from 100 to 200 basis points. The Revolving Facility provides the banks with security over all of the assets of the Corporation, with the exception of certain intercompany notes and note guarantees in connection with the Offering detailed in Note 6(a). The Revolving Facility contains a two-year term-out provision should the facility not be renewed. At December 31, 2002, an amount of $20 million had been drawn under this facility.

(d) The Corporation defers all issue costs and charges relating to the Corporation's existing debt facilities prior to commencement of commercial operations, and will amortize the charges thereafter. Upon completion of the Offering, $22.8 million of such costs (representing amounts not related to continuing debt facilities) were written off.

     7.    INCOME TAXES

                                                             2002        2001
--------------------------------------------------------------------------------
Large Corporations Tax                                   $  2,905    $  1,535
Future Income Tax                                         (22,551)         --
--------------------------------------------------------------------------------
INCOME TAX (RECOVERY) EXPENSE                            $(19,646)   $  1,535
================================================================================

Cash taxes paid during the year ended December 31, 2002 were $2.4 million (December 31, 2001 - $1 million) and related solely to Large Corporations Tax.

At December 31, 2002, the future income tax liability consists of:

                                                               2002        2001
--------------------------------------------------------------------------------
Future Income Tax assets
   Net losses carried forward                              $ 19,069    $ 11,584
   Share issue costs                                          2,096       3,191
   Debt issue costs                                           1,386          --
Future Income Tax liabilities
   Renunciation of deductions for flow-through shares       (23,005)         --
   Debt issue costs                                              --      (4,132)
Less: valuation allowance                                        --     (10,643)
--------------------------------------------------------------------------------
NET FUTURE INCOME TAX LIABILITY                            $   (454)   $     --
================================================================================

The following table reconciles income taxes calculated at the Canadian statutory rate of 42.12% (2001 - 42.62%) with actual income taxes:

                                                              2002        2001
--------------------------------------------------------------------------------
Loss before income taxes                                  $(28,649)   $ (5,480)

Income tax recovery at statutory rate                      (12,067)     (2,336)
Unrecognized benefit of losses                                  --       2,336
Recognition of losses brought forward                      (10,484)         --
Large Corporations Tax                                       2,905       1,535
--------------------------------------------------------------------------------
INCOME TAX (RECOVERY) EXPENSE                             $(19,646)   $  1,535
================================================================================

The tax loss carry forward balances as evaluated at December 31, 2002 and the expiry dates are as follows:

       YEAR CREATED              AMOUNT          EXPIRY
     ======================================================

           1999            $   1.2 million        2006
           2000            $  11.7 million        2007
           2001            $   8.8 million        2008
           2002            $  23.6 million        2009
     ======================================================

In addition, at December 31, 2002, the Corporation had approximately $1.1 billion of tax pools available.

     8.    OTHER LONG-TERM LIABILITIES

                                                                2002      2001
================================================================================
Capital lease obligation                                     $50,859   $35,138
Payable to Shell Canada Limited                                   --    53,687
--------------------------------------------------------------------------------
                                                             $50,859   $88,825
================================================================================

The capital lease obligation relates to the Corporation's share of capital costs for the hydrogen-manufacturing unit within the oil sands project. Repayment of the principal obligation is scheduled to be $0.7 million in 2003 and $1.3 million per annum thereafter until fully repaid.

The Corporation was obligated to pay $40 million to acquire an interest in the lease and to compensate the vendor of the interest for the benefit of existing infrastructure at the Upgrader site. The Corporation elected to defer payment of the $40 million by paying an annual deferral charge which includes interest plus an adjustment for income taxes, until the Corporation issued the Senior Secured Notes, part of the proceeds of which were used to repay all amounts due to Shell Canada Limited.


     9.    SHARE CAPITAL

(a) AUTHORIZED The Corporation is authorized to issue an unlimited number of Class A shares ("Common Shares"), an unlimited number of non-voting Convertible Class B Equity Shares ("Class B Shares"), an unlimited number of non-voting Class C Preferred Shares and an unlimited number of Class D Preferred Shares, issuable in series.

     The Common Shares are without nominal or par value. The Class B Shares are convertible into Common Shares upon successful completion of a public offering or certain other events, but with no additional consideration owing to the Corporation. There have been no Class C Preferred Shares issued. The Class D Preferred Shares, Series A, which have been issued, are convertible into Common Shares prior to redemption on a one for one basis.

(b)      ISSUED AND OUTSTANDING

                                                                      NUMBER
COMMON SHARES                                                      OF SHARES         AMOUNT
============================================================================================
Balance at December 31, 2000                                       4,000,011    $    56,460
Issued on conversion of:
      Class B Shares                                              37,935,280        315,656
      Class A Special Warrants                                       279,950            912
      Class B Special Warrants                                       823,707          2,059
Issued on exercise of Class B Warrants                               465,188          3,721
Issued for cash (1)                                                  625,000         10,000
Issued upon rights offering                                        3,384,835         47,388
Share issue Costs                                                       (856)
--------------------------------------------------------------------------------------------
Balance at December 31, 2001                                      47,513,971    $   435,340
--------------------------------------------------------------------------------------------
Issued for cash                                                      228,500          1,977
Renunciation of flow-through shares (4)                                   --        (23,005)
--------------------------------------------------------------------------------------------
Balance at December 31, 2002                                      47,742,471        414,312
============================================================================================

                                                                     NUMBER
CLASS B SHARES                                                     OF SHARES         AMOUNT
============================================================================================
Balance at December 31, 2000 (2)                                  32,929,372    $   243,895
Issued for cash (3)                                                5,005,908         71,761
Converted to Common Shares                                       (37,935,280)      (315,656)
--------------------------------------------------------------------------------------------
Balance at December 31, 2001 and December 31, 2002                        --    $        --
--------------------------------------------------------------------------------------------

CLASS A SPECIAL WARRANTS
============================================================================================
Balance at December 31, 2000                                         279,950    $       912
Converted to Common Shares                                          (279,950)          (912)
--------------------------------------------------------------------------------------------
Balance at December 31, 2001 and December 31, 2002                        --    $        --
--------------------------------------------------------------------------------------------

CLASS B SPECIAL WARRANTS
============================================================================================
Balance at December 31, 2000                                         823,707    $     2,059
Converted to Common Shares                                          (823,707)        (2,059)
--------------------------------------------------------------------------------------------
Balance at December 31, 2001 and December 31, 2002                        --    $        --
--------------------------------------------------------------------------------------------

CLASS D PREFERRED SHARES
============================================================================================
Balance at December 31, 2000                                              --    $        --
Issued for cash                                                      666,667         12,000
Share issue costs                                                        (37)
--------------------------------------------------------------------------------------------
Balance at December 31, 2001 and December 31, 2002                   666,667    $    11,963
--------------------------------------------------------------------------------------------

============================================================================================
TOTAL SHARE CAPITAL                                               48,409,138    $   426,275
============================================================================================

   (1) Includes 625,000 shares issued by the Corporation on a flow-through basis.

   (2) Includes 1,491,084 shares issued by the Corporation on a flow-through basis.

   (3) Includes 1,601,179 shares issued by the Corporation on a flow-through basis.

   (4) In accordance with certain provisions of the Income Tax Act, Canadian exploration expenses or Canadian development expenses related to expenditures of the subscribed funds for shares issued on a flow-through basis are transferred to the shareholders. Effective December 31, 2002, all the expenditures related to these shares had been renounced and the tax deductions were transferred to the shareholders. Accordingly, a future income tax liability is created and share capital is reduced by the tax effect of the renounced expenditures.

(c) LOSS PER SHARE In calculating the weighted average number of Common Shares outstanding, the Corporation includes Common Shares, Class B Shares, Class A Special Warrants, and Class B Special Warrants. The Class B Shares have been included as they are entitled to dividends in parity with the Common Shares. On February 1, 2001 the Corporation qualified for distribution the Common Shares issuable on conversion or exercise of the Class B Shares and the Class A and B Special Warrants. Weighted average number of Common Shares outstanding for December 31, 2002 is 48,330,320 (December 31, 2001-41,404,904).

(d) CLASS D PREFERRED SHARES On March 14, 2001, the Corporation completed a private placement for the issuance of 666,667 Class D Preferred Shares, Series A, for proceeds of $12 million. The Class D Preferred Shares, Series A, can be converted into Common Shares prior to redemption on a one for one basis. If not previously converted, they are redeemable at the option of the Corporation at any time at a price equal to their issue price, plus a cumulative dividend of 12% per year compounded semi-annually until January 1, 2007, from which date the dividend increases by 3% per quarter to a maximum of 24% per year. Cash dividends are not paid on the Class D Preferred Shares.

(e) CALL OBLIGATIONS The Corporation has entered into call obligation agreements with certain shareholders, which obligate the holders of the obligations to purchase up to 3,040,000 Class B Shares for $5.00 per share. The Corporation is entitled to require the subscriber to exercise their call obligations at its discretion upon the satisfaction of certain conditions. These call obligations were to expire on December 31, 2001, but were extended until March 31, 2003. An additional 2,589,641 call obligations were entered into in July 2001, whereby each call obligation is exercisable into one Class B Share and one warrant to purchase a Class B Share upon the payment of $13.00 per call obligation. These call obligations are exercisable until March 31, 2003 at the Corporation's discretion and the underlying warrant is exercisable at the then market price for a period of four years after the call obligation exercise. There is a requirement imposed by the TSX to undertake a rights offering prior to exercising any of the call obligations entered into in July 2001.

(f) WARRANTS Effective February 1, 2001 the Corporation qualified for distribution 34,033,029 Common Shares, 494,224 Class A Warrants and 465,188 Class B Warrants resulting from the conversion of 32,929,372 Class B Shares; 279,950 Class A Special Warrants; and 823,707 Class B Special Warrants. In the first quarter of 2001, all Warrant Options and the 465,188 Class B Warrants were exercised. Consequently, the Corporation issued 465,188 Common Shares and received proceeds of $3.7 million. Each Class A Warrant entitles the holder to purchase one Common Share at $2.50 per share until five years after start-up of the oil sands project.

(g) ISSUANCES On July 25, 2001, the Corporation completed a private placement to certain of its existing shareholders for the issuance of 4,130,318 Class B Shares, of which 725,589 were issued on a flow-through basis, for aggregate proceeds of $57.9 million. Certain shareholders also undertook to subscribe for 725,590 Class B Shares on a flow-through basis that were issued on November 1, 2001 for proceeds of $11.3 million. In addition, the Corporation issued a further 150,000 Class B shares on a flow-through basis on November 1, 2001 at a price of $17.30 per share, for gross proceeds of $2.6 million. All 5,005,908 Class B Shares issued during 2001 were converted into Common Shares on November 27, 2001 upon qualification by prospectus, for no additional proceeds.

     On October 25, 2001 the Corporation completed a Rights Offering, whereby rights to subscribe for 3,384,835 Common Shares at a price of $14.00 per share were offered to the holders of Common Shares and Class B Shares, for aggregate proceeds of $47.4 million.


     10.   STOCK OPTIONS

(a) STOCK OPTION PLAN The Corporation has established a Stock Option Plan for the issuance of options to purchase Common Shares to directors, officers and employees of the Corporation and its subsidiaries and persons providing ongoing services to the Corporation and its subsidiaries. Options granted under the Stock Option Plan generally vest on an annual basis over four years. The stock options expire five years from each vesting date.

                                                2002                        2001
=================================================================================================
                                                      WEIGHTED                      WEIGHTED
                                        NUMBER OF     AVERAGE       NUMBER OF       AVERAGE
                                         OPTIONS   EXERCISE PRICE    OPTIONS     EXERCISE PRICE
-------------------------------------------------------------------------------------------------
                                       (thousands)                 (thousands)

Outstanding at beginning of year           1,238     $    9.52         1,077        $   8.53

Granted                                      429         23.91           201           14.61
Exercised                                   (229)         8.64            --              --
Cancelled                                   (109)         8.50           (40)           8.50

----------------------------------------------------------------------------------------------

Outstanding at end of year                 1,329     $   14.40         1,238        $   9.52

=================================================================================================
Exercisable at end of year                   550     $    9.02           526        $   8.53
=================================================================================================


     The following table summarizes Stock Options outstanding and exercisable under the Stock Option Plan at December 31, 2002:


                            OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                        ------------------------------ -------------------------------------------
                                          WEIGHTED        WEIGHTED                       WEIGHTED
                                           AVERAGE        AVERAGE                        AVERAGE
EXERCISE PRICE              NUMBER        REMAINING       EXERCISE      NUMBER OF        EXERCISE
                         OF OPTIONS         LIFE           PRICE         OPTIONS          PRICE
--------------------------------------------------------------------------------------------------
                          (thousands)      (months)                    (thousands)
  $  8.50 - $12.00            704           54.2       $      8.55            505         8.53
  $12.01 - $16.00             196           74.0             14.64             45        14.66
  $20.01 - $24.00             411           81.1             23.85             --          --
  $24.01 - $28.00              18           76.3             25.43             --          --
--------------------------------------------------------------------------------------------------
                            1,329           65.8       $     14.40            550   $     9.02
==================================================================================================

     The number of Common Shares reserved for issuance under the Stock Option Plan was 3,000,000 at December 31, 2002 (3,000,000 at December 31, 2001).


(b) STOCK-BASED COMPENSATION No compensation expense has been recognized when stock options are granted, in accordance with Note 1(f). Had compensation expense been determined based on the fair value method for awards made after December 31, 2001, the Company's net income and earnings per share would have been adjusted to the proforma amounts indicated below:

                                                      YEAR ENDED
                                                  DECEMBER 31, 2002
      ---------------------------------------------------------------
      Net loss for the year - as reported             $    9,003
      Net loss for the year - proforma                $    9,706
      Basic loss per share - as reported              $     0.21
      Basic loss per share - proforma                 $     0.23
      ---------------------------------------------------------------

     The proforma amounts exclude the effect of stock options granted prior to January 1, 2002. The weighted average fair value of the 429,000 options granted during the year was $8.39 using the Black-Scholes option pricing model. The following table sets out the assumptions used in applying the Black-Scholes model:

                                                          YEAR ENDED
                                                      DECEMBER 31, 2002
      --------------------------------------------------------------------
      --------------------------------------------------------------------
      Risk free interest rate, average for year                  4.55%
      Expected life (in years)                                   5.00
      Expected volatility                                        0.30
      Dividend per share                                           --
      --------------------------------------------------------------------


     11.   SHAREHOLDERS' RIGHTS PLAN

The Corporation has a shareholders' rights plan (the "Plan"). Under the Plan, one right will be issued with each Common Share issued. The rights remain attached to the Common Share and are not exercisable or separable unless one or more certain specified events occur. If a person or group acting in concert acquires 20 per cent or more of the Common Shares of the Corporation, the rights will entitle the holders thereof (other than the acquiring person or group) to purchase Common Shares of the Corporation at a 50 per cent discount from the then market price. The rights are not triggered by a "Permitted Bid", as defined in the Plan.


     12.   FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Corporation's financial instruments that are included in the Consolidated Balance Sheets are comprised of cash, temporary investments, accounts receivable, all current liabilities and long-term borrowings and the Convertible Notes.

(a) COMMODITY PRICE RISK The Corporation has entered into various commodity pricing agreements designed to mitigate the exposure to the volatility of crude oil prices. The agreements are summarized as follows:

                 NOTIONAL VOLUME         HEDGE PERIOD          PRICE RECEIVED       UNREALIZED
                                                                                   GAIN/(LOSS)
================================================================================================
WTI Swaps          4,500 bbls/d     April 1, 2003 to March        Cdn$39.72       ($1.1 million)
                                           31, 2004
WTI Swaps          8,500 bbls/d     April 1, 2004 to March        Cdn$36.95       ($1.5 million)
                                           31, 2005
================================================================================================

(b) CREDIT RISK A substantial portion of the Corporation's accounts receivable relates to recoverable Goods & Services Tax. All crude oil swap agreements are with major financial institutions in Canada.

(c) INTEREST RATE RISK At December 31, 2002, there would be no increase or decrease in net earnings from a one percent change in the interest rates on floating rate debt as all interest has been capitalized as part of the cost of the oil sands project.

(d) FOREIGN CURRENCY RISK Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Corporation's operating and financial results. At December 31, 2002, the Corporation's only significant exposure to these foreign exchange risks is in connection with its United States dollar denominated debt as described in Note 6(a).

(e) FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES The fair values of financial instruments that are included in the Consolidated Balance Sheet, other than long-term borrowings, approximate their carrying amount due to the relatively short period to maturity of these instruments.

     The estimated fair values of long-term borrowings have been determined based upon market prices at December 31, 2002 for other similar liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Corporation at year-end.

                                                      2002                               2001
=====================================================================================================
                                       BALANCE SHEET                 BALANCE SHEET
                                           AMOUNT       FAIR VALUE       AMOUNT          FAIR VALUE
-----------------------------------------------------------------------------------------------------
Floating rate debt:
    Revolving credit and term loan      $   65,000       $  65,000    $  279,481         $ 279,481
    borrowings
    Other long-term liabilities             50,859          50,859        88,825            88,825
Fixed rate debt:
    US Senior Secured Notes                710,820         700,158            --                --
-----------------------------------------------------------------------------------------------------
Long-term borrowings                    $  826,679       $ 816,017    $  368,306          $ 368,306
=====================================================================================================


     13.   COMMITMENTS AND CONTINGENCIES

a) COMMITMENTS On December 6, 1999 the Corporation executed an Authority for Expenditure ("AFE") related to the oil sands project. The original AFE obligated the Corporation to expend $709.4 million from 1999 to 2003. During the course of construction, additional costs of $377.6 million have been identified that will be required to complete the oil sands project. On the basis of this level of expenditures, the Corporation has funding arrangements that are sufficient to cover its share of commitments. The Corporation continues to pursue initiatives to optimize and refine its capital structure as it progresses through project construction to operations.

In addition, the Corporation has executed or will execute long-term third party agreements to provide for the following services and utilities; pipeline transportation of bitumen and upgraded products, electrical and thermal energy, production and supply of hydrogen and transportation of natural gas. Under the terms of these agreements, the Corporation is committed to pay for these utilities and services on a long-term basis, regardless of the extent that such services and utilities are actually used. If due to project delay, suspension, shut down or other reason, the Corporation fails to meet its commitment under these agreements, the Corporation may incur substantial costs and may, in some circumstances, be obligated to purchase the facilities constructed by the third parties for a purchase price in excess of the fair market value of the facilities.

The Corporation and the other owners of the oil sands Joint Venture have entered into long-term operating lease obligations for certain equipment related to the oil sands project in addition to the amounts committed to under the AFE. The term of the lease obligations is between three and seven years, and the agreements provide for a committed payment of 85 per cent of the original cost of the equipment to the lessor at the end of the terms. The Corporation anticipates its share of the final value of the leased equipment will total between $40 to $60 million. At December 31, 2002, the Corporation's share of committed payments amounted to $37.4 million. The estimate of lease interest obligations for the next five years, excluding any committed payments, is as follows:

         ---------------------------------------------------
                2003                   $          --
                2004                   $ 2.9 million
                2005                   $ 2.6 million
                2006                   $ 2.4 million
                2007                   $ 2.9 million
         ---------------------------------------------------

These long-term operating leases are held within a Special Purpose Entity ("SPE") as defined in the CICA draft guideline "Consolidation of Special Purpose Entities". The impact of consolidating the SPE at December 31, 2002 would be to increase both capital assets and long term liabilities by approximately $23.4 million.

b) CONTINGENCIES During the year, the Corporation has submitted claims, under its insurance policy for cost over-runs and delays in production, significantly in excess of the policy limit of $200 million. No amounts have been reflected in the consolidated financial statements in respect of this potential recovery. Management of the Corporation believes that while the policy amounts will be recovered, the timing of receipt cannot yet be ascertained.


     14.   SUPPLEMENTARY INFORMATION


(a)  NET CHANGE IN NON-CASH WORKING CAPITAL

SOURCE/(USE)                                                2002        2001
--------------------------------------------------------------------------------
Operating Activities
      Accounts receivable                               $ (4,071)   $     --
      Inventory                                           (4,175)         --
      Accounts payable and accrued liabilities               281          --
                                                        ------------------------
                                                        $ (7,965)   $     --
                                                        ------------------------
Investing Activities
      Accounts receivable                               $  4,675    $     --
      Accounts payable and accrued liabilities           (10,550)    (18,231)
                                                        ------------------------
                                                        $ (5,875)   $(18,231)
================================================================================

(b) CUMULATIVE STATEMENT OF CASH FLOW The following represents the Corporation's cumulative statement of cash flow from June 18, 1999 to December 31, 2002.

                                                                   CUMULATIVE
                                                                 FROM INCEPTION
================================================================================
CASH PROVIDED BY (USED IN)
OPERATING
     Net loss for the period                                       $   (21,440)

Non-cash items
     Write-off of deferred financing costs                              22,759
      Future income tax recovery                                       (22,551)

     Amortization                                                          532
================================================================================

CASH FROM OPERATIONS                                                   (20,700)

     Increase in non-cash working capital                               (7,965)
--------------------------------------------------------------------------------
                                                                       (28,665)
--------------------------------------------------------------------------------
FINANCING
     Issue of share capital                                            448,280
     Increase in long-term debt                                      1,053,320
     Repayment of long-term debt                                      (279,481)
     Increase in long-term liabilities                                   4,250
     Issue of Convertible Notes                                         88,000
     Charge for Convertible Notes                                       (1,283)
     Repayment of long-term liabilities                                (57,032)
     Debt issue and deferred charges                                   (50,181)
--------------------------------------------------------------------------------
 CASH GENERATED                                                      1,205,873
--------------------------------------------------------------------------------

INVESTING
     Capital expenditures                                           (1,199,996)
     Restricted cash                                                        --
     Decrease in non-cash working capital                               37,216
--------------------------------------------------------------------------------
 CASH INVESTED                                                      (1,162,780)
--------------------------------------------------------------------------------

Increase in cash                                                        14,428
Cash at beginning of period                                                 --
--------------------------------------------------------------------------------

CASH AT END OF PERIOD                                              $    14,428
================================================================================

     15.   SUBSEQUENT EVENTS

(a) EQUITY OFFERING On February 7, 2003, the Corporation completed a public offering for the issuance of 2,050,000 Common Shares for aggregate proceeds of $50.2 million. The offering was underwritten by a syndicate of Canadian underwriters and undertaken through the filing of a short form prospectus.

(b) CREDIT FACILITY On January 30, 2003, the Corporation increased the availability under its Revolving Facility described in Note 6(c) above by $25 million, with the addition of another Canadian chartered bank to the syndicate.

     16.   UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which, in most respect, conform to accounting principles generally accepted in the United States (US GAAP). Canadian GAAP differs from US GAAP in the following respects:

RECONCILIATION OF NET LOSS UNDER CANADIAN GAAP TO US GAAP

                                                 YEAR ENDED DECEMBER 31
                                           -------------------------------
                                   NOTE        2002        2001       2000
                                   ----    -------------------------------
Net Loss - Canadian GAAP                   $  9,003    $  7,015   $  5,422
Impact of US GAAP
   Borrowing costs                  v         3,295       4,410      5,369
   Loss on derivative financial     viii         39          --         --
     instruments
   Interest on Convertible notes    ix         (163)         --         --
   Pre-operating costs              vi        1,374          --         --
   Deferred Income Tax              iii      19,929          --         --
                                           -------------------------------
Net Loss - US GAAP                         $ 33,477    $ 11,425   $ 10,791
                                           ===============================

Net Loss per Share
Basic and diluted - Canadian GAAP          $   0.21    $   0.17   $   0.21
                                           -------------------------------
Basic and diluted - US GAAP                $   0.69    $   0.28   $   0.41
                                           -------------------------------


CONSOLIDATED STATEMENT OF CASH FLOWS - US GAAP

                                               YEAR ENDED DECEMBER 31
                                  ----------------------------------------------
                                           2002            2001           2000
                                  ----------------------------------------------
Cash provided by (used in)
  Operating activities              $   (21,074)    $   (11,255)   $   (10,621)
  Financing activities                  512,722         404,941        185,644
  Investing activities                 (530,193)       (434,824)      (147,069)
                                  ----------------------------------------------
(Decrease) Increase in Cash         $   (38,545)    $   (41,138)   $    27,954
                                  ==============================================

CONSOLIDATED BALANCE SHEET

                                                            AS AT DECEMBER 31
                                        --------------------------------------------------------
                                                     2002                         2001
                                        --------------------------------------------------------
                               NOTE     AS REPORTED       US GAAP     AS REPORTED       US GAAP
                               ----     -----------       -------     -----------       -------
ASSETS
Current Assets                          $    25,227    $    25,227    $    60,201    $    60,201
Capital Assets                v,vi,ix     1,306,989      1,293,987        761,939        752,160
Deferred Charges                             27,422         27,422         32,254         32,254
                                        --------------------------------------------------------
                                        $ 1,359,638    $ 1,346,636    $   854,394    $   844,615
                                        ========================================================
LIABILITIES
Current Liabilities           ix        $    45,008    $   128,953    $    51,222    $    54,922
Financial liabilities         viii               --          2,600             --             --
Long-term Debt                              775,820        775,820        279,481        279,481
Other long-term liabilities   iii            51,313         50,859         88,825         88,825
                                        --------------------------------------------------------
                                            872,141        958,232        419,528        423,228
SHAREHOLDERS' EQUITY
Share Capital                 x             426,275        445,580        447,303        443,603
Convertible Notes             ix             83,945             --             --             --
Deficit                       v,ix,x        (22,723)       (55,693)       (12,437)       (22,216)
Accumulated other             vii
  Comprehensive Income                           --         (1,483)            --             --
                                        --------------------------------------------------------
                                        $ 1,359,638    $ 1,346,636    $   854,394    $   844,615
                                        ========================================================

i.   STOCK BASED COMPENSATION

The Corporation accounts for its stock-based compensation plans under CICA 3870, under which no compensation expense is recognized in the consolidated financial statements when stock options are granted. If compensation expense had been recorded in accordance with Statement of Financial Accounting Standard ("FAS") No. 123, the Corporation's net loss and net loss per share would approximate the following pro forma amounts:

                                    YEAR ENDED DECEMBER 31
                                -----------------------------
                                    2002      2001      2000
                                -----------------------------
Compensation Expense            $    703   $   596   $   552
Net Loss:
  As reported - US GAAP           33,477    11,425    10,791
  Pro Forma                       34,180    12,021    11,343
Net Loss per Share:
  As reported - US GAAP             0.69      0.28      0.41
  Pro Forma                         0.71      0.29      0.43
                                -----------------------------

The fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with weighted average assumptions for grants as follows:

                                               YEAR ENDED DECEMBER 31
                                               ----------------------
                                               2002    2001    2000
                                               ----------------------
Risk free interest rate, average for year      4.55%   5.20%   5.94%
Expected life (in years)                       5.00    4.00    4.00
Expected volatility                            0.30    0.22    0.20
Dividend per share                               --      --      --


ii.  RECENT ACCOUNTING PRONOUNCEMENTS

a)   FAS 145 Accounting for Gains and Losses on Settlement of Debt

     In April 2002, FAS 145 was issued rescinding the requirement to include gains and losses on the settlement of debt as extraordinary items. FAS 145 is applicable for fiscal years beginning on or after May 15, 2002. The standard has been adopted by the Corporation with no impact.

b)   FAS 146 Accounting for Costs Associated with Exit or Disposal Activities

     In June 2002, FAS 146 was issued. The standard requires that liabilities for exit or disposal activity costs be recognized and measured at fair value when the liability is incurred. This standard is effective for disposal activities initiated after December 31, 2002.

c)   FAS 148 Accounting for Stock-based Compensation - Transition and Disclosure

     In December 2002, FASB issued FAS 148 as an amendment to FAS 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. FAS 148 is applicable for fiscal years beginning after December 15, 2003. The Corporation does not expect that the adoption of this pronouncement will have an impact on its financial statements.

d)   FASB Interpretation 46 Consolidation of Variable Indirect Entities

     In February 2003, FASB issued FASB Interpretation 46, to be effective for the first interim or annual reporting period beginning after June 14, 2003. The standard mandates that certain special-purpose entities be consolidated by their primary beneficiary. At December 31, 2002, the Corporation has an operating lease that may be consolidated under the new standard; refer to Note 13 `Commitments and Contingencies'.

e)   Hedge Accounting

     The CICA issued Accounting Guideline 13 "Hedging Relationships", effective for fiscal years beginning on or after July 1, 2003. The guideline establishes certain conditions for when hedge accounting may be applied, but does not specify hedge accounting methods. The Corporation does not expect that the adoption of this pronouncement will have an impact on its financial statements.

f)   FAS 143 Accounting for Asset Retirement Obligations

     FASB issued FAS 143, effective for fiscal years beginning after June 15, 2002. FAS 143 applies to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The effect on the Corporation's consolidated financial statements has not been determined at this time.

iii. INCOME TAXES

Under US GAAP, the net deferred income tax liability as at December 31, 2002 and 2001 consists of:

                                                          YEAR ENDED DECEMBER 31
                                                         -----------------------
                                                               2002        2001
--------------------------------------------------------------------------------
Future Income Tax assets
  Net losses carried forward                               $ 19,069    $ 11,584
  Share issue costs                                           2,096       3,191
  Debt issue costs                                            1,386          --
  Financial liabilities in excess of tax values               1,078          --
Future Income Tax liabilities
  Renunciation of deductions for flow-through shares        (23,005)         --
  Tax values in excess of book capital assets                  (579)         --
  Debt issue costs                                               --      (4,132)
Less: valuation allowance                                       (45)    (10,643)
--------------------------------------------------------------------------------
NET FUTURE INCOME TAX LIABILITY - US GAAP                  $     --    $     --
================================================================================

The following table reconciles income taxes calculated at the Canadian statutory rate of 42.12% (2001 - 42.62%) with actual income taxes:

                                                          YEAR ENDED DECEMBER 31
                                                         -----------------------
                                                               2002        2001
--------------------------------------------------------------------------------
Loss before income taxes - Canadian GAAP                   $(28,649)   $ (5,480)
US GAAP adjustments                                          (4,545)     (4,410)
                                                         -----------------------
Loss before income taxes - US GAAP                          (33,194)     (9,890)
                                                         -----------------------

Expected income tax                                         (13,981)     (4,215)
Unrecognized benefit of losses                                   --       4,215
Recognition of losses brought forward                        (7,946)         --
Large Corporations Tax                                        2,905       1,535
Renunciation of deductions for flow-through shares           19,305          --

--------------------------------------------------------------------------------
INCOME TAX EXPENSE - US GAAP                               $    283    $  1,535
================================================================================

iv.  CAPITAL ASSET IMPAIRMENT

Under Canadian GAAP when the net carrying value of a capital asset, less its related provision for future removal and site restoration costs and future income taxes, exceeds the estimated undiscounted future net cash flows together with its residual value, the excess is charge to earnings. Under US GAAP the Corporation would account for long-lived assets in accordance with the United States provision FAS 144 "Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Asset to be Disposed of". This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

v.   BORROWING COSTS

Under Canadian GAAP, standby fees and foreign exchange gains or losses associated with borrowing facilities can be deferred as costs incurred during the pre-operating period. Under US GAAP, these costs would be expensed as incurred. The effect of this difference is to increase expenses by $3.3 million for the year ended December 31, 2002 (2001 - $4.4 million, 2000 - $5.4 million), to increase Deficit brought forward by $9.8 million (2001 - $5.4 million, 2000 - $nil) and to reduce capital assets at December 31, 2002 by $13.1 million (2001 - $9.8 million, 2000 - $5.4 million).

vi.  END OF PRE-OPERATING PERIOD

Under Canadian GAAP, the Corporation is deemed to have ended its pre-operating period upon commencement of commercial production. Until that time, training and start-up costs associated with the Project during the pre-operating period are deferred and capitalized as part of the Project. Under US GAAP, the Corporation is deemed to have ended its pre-operating period upon mechanical completion of the Project, which occurred on December 1, 2002, such that training and start-up costs are expensed thereafter. The effect of this difference is to increase expenses by $1.4 million for the year ended December 31, 2002 and to reduce capital assets at December 31, 2002 by $1.4 million.

vii. OTHER COMPREHENSIVE INCOME

Comprehensive income is measured in accordance with FAS 130 "Reporting Comprehensive Income". This Standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. During the year ended December 31, 2002, the Corporation had other comprehensive income arising due to unrealized losses on derivative financial instruments designated as hedge transactions. At December 31, 2002 this other comprehensive income amounted to a loss net of tax of $1.48 million.

viii. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING

Under Canadian GAAP, the derivative financial instruments qualify for hedge accounting and the payments or receipts on these contracts are recognized in earnings concurrently with the hedged transaction and changes in the fair values of the contracts are not reflected in the consolidated financial statements. US GAAP requires that all derivative financial instruments be recorded on the balance sheet as either assets or liabilities at their fair values. When specific hedging criteria is met, then changes in the derivative's fair value can be recorded in other comprehensive income and any ineffectiveness of the hedge is recorded in earnings for the period. Management has designated the derivative financial instruments as hedges and as a result, under US GAAP, the effect is to record the change in the fair value of the hedges of $2.56 million ($1.48 million net of tax) in other comprehensive income and $0.04 million in expenses. In addition, liabilities increase by $2.6 million, being the full amount of the unrealized losses.

ix.  CONVERTIBLE NOTES

Under Canadian GAAP, amounts drawn under the Note Purchase Facility are deemed to consist of both an equity and a liability component, recognized as convertible notes. The initial carrying amount of the equity component is adjusted for accretion to bring it up to the stated principal amount of the Note Purchase Facility at maturity. This accretion is charged to the Deficit. Under US GAAP, all amounts drawn under the Note Purchase Facility are classified as a liability and any charges paid on these notes are treated as interest expense. As the Note Purchase Facility is in place to finance the oil sands project, the interest can be capitalized as part of the oil sands project costs. The effect of this difference is to reclass convertible notes of $83.9 million from shareholders' equity to current liabilities. In addition, the accretion is reversed and interest expensed under this facility can be capitalized as part of the oil sands project. The effect is to decrease expenses by $0.16 million, decrease the Deficit by $1.28 million and increase capital assets by $1.44 million.

x.   FLOW-THROUGH SHARES

Under Canadian GAAP flow-through shares are recorded at their face value within share capital. When the expenditures are renounced and the tax deductions transferred to the shareholders, future income tax liabilities will increase and the share capital will be reduced. Under US GAAP when the shares are issued the proceeds are allocated between the offering of the shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares (given no other differences between the securities). A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance. At December 31, 2002, the Corporation had recognized all renouncements of the tax deductions to the investors. The effect of this difference is to increase share capital by $19.3 million (2001 - decrease of $3.7 million) and increase deferred income tax expense by $19.3 million (2001 - $nil) and no effect on current liabilities (2001 - an increase of $3.7 million).