Form 40-F
period 2003-12-31
WESTERN OIL SANDS INC
filed 2004-05-05
CIK 1101280

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 40-F

[_] Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934


For the fiscal year ended December 31, 2003             Commission File Number:


                             WESTERN OIL SANDS INC.
             (Exact name of Registrant as specified in its charter)


                                     ALBERTA
        (Province or other jurisdiction of incorporation or organization)


                                      1311
            (Primary Standard Industrial Classification Code Numbers)


                                 NOT APPLICABLE
             (I.R.S. Employer Identification Number (if applicable))


2400 ERNST & YOUNG TOWER, 440-2ND AVENUE S.W., CALGARY, ALBERTA, CANADA, T2P 5E9
                            TELEPHONE: (403) 233-1700
   (Address and telephone number of Registrant's principal executive offices)


         CT CORPORATION SYSTEM, 111-8TH AVENUE, NEW YORK, NEW YORK 10011
                                 (212) 894-8940
 (Name, address (including zip code) and telephone number (including area code)
                   of agent for service in the United States)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
None

         SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                  TITLE OF EACH CLASS: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT:

                      8 3/8% Senior Secured Notes due 2012

FOR ANNUAL REPORTS, INDICATE BY CHECK MARK THE INFORMATION FILED WITH THIS FORM:

         [X] Annual information form    [X] Audited annual financial statements

NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

          49,956,271 Common Shares outstanding as of December 31, 2003

            666,667 Class D Preferred Shares as of December 31, 2003

Indicate by check mark whether the Registrant is furnishing the information contained in this Form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.


         Yes            [_]             No              [X]


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.


         Yes            [X]             No              [_]

PRINCIPAL DOCUMENTS
-------------------

The following documents have been filed as part of this Annual Report on Form 40-F:


A.       ANNUAL INFORMATION FORM

For the Annual Information Form of Western Oil Sands Inc. ("Western Oil Sands") for the year ended December 31, 2003, see Exhibit 1 of this Annual Report on Form 40-F.

B.       AUDITED ANNUAL FINANCIAL STATEMENTS

For Western Oil Sands' consolidated audited financial statements for the year ended December 31, 2003 and 2002, including the auditor's report with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 19 of the Notes to the Consolidated Financial Statements.

C.       MANAGEMENT'S DISCUSSION AND ANALYSIS

For Western Oil Sands' Management's Discussion and Analysis for the year ended December 31, 2003, see Exhibit 3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES
-----------------------

Western Oil Sands maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the reports filed under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Western Oil Sands' principal executive and financial officers evaluated the effectiveness of Western Oil Sands' disclosure controls and procedures as of the end of the period covered by this report and concluded that such disclosure controls and procedures are effective for the purpose for which they were designed as of the end of such period.

During the fiscal year ended December 31, 2003, there were no changes in Western Oil Sands' internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Western Oil Sands' internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT
--------------------------------

The Board of Directors of Western Oil Sands has not named anyone as an "audit committee financial expert" to serve on its Audit Committee.

AUDIT COMMITTEE
---------------

Western Oil Sands has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Messrs. Robert G. Puchniak, Brian F. MacNeill and Mac H. Van Wielingen. Mr. Puchniak chairs the Audit Committee.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
--------------------------------------

PricewaterhouseCoopers LLP ("PWC") have been the auditors of Western Oil Sands since Western Oil Sands' incorporation. The aggregate amounts billed by PWC for each of the last two fiscal years for audit fees, audit-related fees, tax fees and all other fees, including expenses, are set forth below.

         AUDIT FEES: The aggregate fees billed for each of the last two fiscal years of Western Oil Sands ending December 31, 2003 and December 31, 2002, for professional services rendered by PWC for the audit of its annual financial statements or services that are normally provided by PWC in connection with statutory and regulatory filings or engagements for those fiscal years are $41,900 and $35,000, respectively.

         AUDIT-RELATED FEES: The aggregate fees billed for each of the last two fiscal years of Western Oil Sands, ending December 31, 2003 and December 31, 2002, for audit-related services by PWC consisting of review of quarterly financial statements and for services provided in connection with debt and equity financings were $25,000and $27,115 respectively. Western Oil Sands' Audit Committee approved all of the noted services.

         TAX FEES: The aggregate fees billed for each of the last two fiscal years of Western Oil Sands, ending December 31, 2003 and December 31, 2002, for professional services rendered by PWC for tax-related services consisting of advice and assistance with tax filings and tax audits were $5,720and $43,420, respectively. Western Oil Sands' Audit Committee approved all of the noted services.

         ALL OTHER FEES: There were no other fees billed for each of the last two fiscal years of Western Oil Sands ending December 31, 2003 and December 31, 2002.

         AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES:

The Audit Committee reviews Western's interim unaudited consolidated financial statements and annual audited consolidated financial statements and certain corporate disclosure documents including the annual information form, management's discussion and analysis, annual and interim earnings press releases, offering documents including all prospectuses and other offering memoranda before they are approved by the Board. The Committee reviews and makes a recommendation to the Board in respect of the appointment and compensation of the external auditor and it monitors accounting, financial reporting, control and audit functions. The Audit Committee meets to discuss and review the audit plans of external auditors and it is directly responsible for overseeing the work of the external auditor with respect to the preparing or issuing of the auditor's report or the performance of other audit, review or attest services, including the resolution of disagreements between management and the external auditor regarding financial reporting. The Committee questions the external auditor independently of management and reviews a written statement of its independence based on the criteria found in the recommendations of the Canadian Institute of Chartered Accountants. The Committee must be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from its financial statements and it periodically assesses the adequacy of those procedures. The Audit Committee must approve or pre-approve, as applicable, any non-audit services to be provided to the Corporation by the external auditor. In addition, it reviews and reports to the Board on Western's risk management policies and procedures and reviews the internal control procedures to determine their effectiveness and to ensure compliance with Western's policies and avoidance of conflicts of interest. The Committee has established procedures for dealing with complaints or confidential submissions which come to its attention with respect to accounting, internal accounting controls or auditing matters.

         The Audit Committee is also charged with reviewing the report of the independent qualified reserves evaluator relating to the Corporation's reserves and resources. The Committee meets independently of management with the independent qualified reserves evaluator to review the evaluation report, the corporate summary of the reserves and future net revenues of the oil sands properties and other related matters. In addition, it reviews the Corporation's relationship with the independent consulting firm and makes a recommendation to the Board in respect of the appointment of the qualified reserves evaluator.


OFF-BALANCE SHEET ARRANGEMENTS
------------------------------

Western Oil Sands has no off-balance sheets transactions that require further disclosure.

CONTRACTUAL OBLIGATIONS
-----------------------

Western Oil Sands has assumed various contractual obligations and commitments in the normal course of its operations. Summarized below are significant financial obligations that are known as of February 18, 2004, and which represent future cash payments that Western Oil Sands will be required to make under existing contractual agreements that it has entered into either directly, or as a partner in the Joint Venture.

                                                      PAYMENTS DUE BY PERIOD
                                --------------------------------------------------------------
                                  <1 YEAR    1 - 3 YEARS  4 - 5 YEARS  AFTER 5 YEARS    TOTAL
                                ----------   ----------   ----------   ----------   ----------
US$450 Million Senior
     Secured Notes............. $       --   $       --   $       --   $  581,580   $  581,580

Senior Credit Facility.........         --       91,000           --           --       91,000

Revolving Credit Facility (1)..         --           --           --      188,000      188,000

Obligations Under Capital
     Lease.....................      1,340        2,680        2,680       46,250       52,950

Obligations Under Operating
     Lease.....................      2,380        8,900       13,140       26,340       50,760

Feedstock and Transportation...     71,581      154,017       98,282      305,600      629,480

Electrical and Thermal Energy..     21,102       41,801       42,180      307,709      412,792
                                ----------   ----------   ----------   ----------   ----------
Total Contractual Obligations.. $   96,403   $  298,398   $  156,282   $1,455,479   $2,006,562
                                ==========   ==========   ==========   ==========   ==========

(1) THE REVOLVING CREDIT FACILITY IS A 364-DAY EXTENDIBLE FACILITY THAT INCORPORATES A TWO YEAR TERM-OUT. MANAGEMENT CONSIDERS THIS TO BE PART OF OUR LONG-TERM CAPITAL STRUCTURE.

(2) IN ADDITION, WE HAVE AN OBLIGATION TO FUND WESTERN'S SHARE OF THE PROJECT'S PENSION FUND AND HAVE MADE COMMITMENTS RELATED TO OUR RISK MANAGEMENT
     PROGRAM: SEE NOTES 15 AND 16, RESPECTIVELY, OF THE CONSOLIDATED FINANCIAL STATEMENTS.


CODE OF ETHICS
--------------

The Company does not have a code of ethics; it does not plan on enacting a code of ethics until it has attained a much larger size. With so few employees and officers (27 currently) and directors, it does not feel that developing and adopting a code of ethics would impact or change its operations or its employees, directors or officers. The Company feels that the few current employees, officers and directors it now has know sufficiently all of the actions of the Company such that unethical behavior would be discovered quickly.

UNDERTAKING

Western Oil Sands undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of Western Oil Sands shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, Western Oil Sands Inc. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated this 23rd day of April, 2004.

                                    WESTERN OIL SANDS INC.


                                    By: /s/ David A. Dyck
                                        ---------------------------------------
                                        Name:   David A. Dyck
                                        Title:  Vice President, Finance, and
                                                Chief Financial Officer

Documents filed as part of this report:

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------

1.       Annual Information Form for the fiscal year ended December 31, 2003.

2. Consolidated Financial Statements for the fiscal years ended December 31, 2003 and 2002 including U.S. GAAP reconciliation note, together with the auditors' report thereon.

3. Management's Discussion and Analysis for the fiscal year ended December 31, 2003.

4. Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

5. Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

6. Certification of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

7. Certification of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

8. Consent of PricewaterhouseCoopers LLP, independent chartered accountants.

9. Consent of Gilbert Laustsen Jung Associates Ltd., independent petroleum engineering consultants.

10. Consent of Norwest Corporation, independent petroleum engineering consultants.