Form 40-F
period 2004-12-31
WESTERN OIL SANDS INC
filed 2005-04-01
CIK 1101280

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 40-F

   [_] Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934

   [X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004    Commission File Number:__________

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

          53,278,762 Common Shares outstanding as of December 31, 2004

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

                           Yes [X]      No [_]

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.       ANNUAL INFORMATION FORM

For the Annual Information Form of Western Oil Sands Inc. ("Western Oil Sands") for the year ended December 31, 2004, see Exhibit 1 of this Annual Report on Form 40-F.

B.       AUDITED ANNUAL FINANCIAL STATEMENTS

For Western Oil Sands' consolidated audited financial statements for the year ended December 31, 2004 and 2003, including the auditor's report with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 20 of the Notes to the Consolidated Financial Statements.

C.       MANAGEMENT'S DISCUSSION AND ANALYSIS

For Western Oil Sands' Management's Discussion and Analysis for the year ended December 31, 2004, see Exhibit 3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES


Western Oil Sands maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the reports filed under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Western Oil Sands' principal executive and financial officers evaluated the effectiveness of Western Oil Sands' disclosure controls and procedures as of the end of the period covered by this report and concluded that such disclosure controls and procedures are to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified and communicated to the Registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the Registrant's principal executive officer and principal financial officer believe that the Registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

During the fiscal year ended December 31, 2004, there were no changes in Western Oil Sands' internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Western Oil Sands' internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's Board of Directors has determined that Messrs. Robert Puchniak, Randall Oliphant and Mac Van Wielingen are audit committee financial experts (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its audit committee. Mr. Oliphant recently joined the Board of Directors and Audit Committee in February 2005 and is therefore not associated with the 2004 financial statements. Mr. Oliphant replaced Mr. Brian MacNeill. Mr. MacNeill served on the Board and Audit Committee for the duration of fiscal 2004. Pursuant to paragraph 8(a)(2) of General Instruction B to Form 40-F, the Board has applied the definition of independence applicable to the audit committee members of the New York Stock Exchange ("NYSE") listed companies. All above mentioned members are corporate directors and meet the NYSE definition of independence. For a description of the Audit Committee member's relevant experience in financial matters with the exception of Mr. MacNeill, see the section "Directors and Officers" in the Registrant's Annual Information Form for the year ended December 31, 2004, which is included as Exhibit 1 to this Annual Report on Form 40-F.

AUDIT COMMITTEE

Western Oil Sands has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Messrs. Robert G. Puchniak, Randall Oliphant and Mac H. Van Wielingen. Mr. Puchniak chairs the Audit Committee.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP ("PWC") have been the auditors of Western Oil Sands since Western Oil Sands' incorporation. The aggregate amounts billed by PWC for each of the last two fiscal years for audit fees, audit-related fees, tax fees and all other fees, including expenses, are set forth below.

         AUDIT FEES: The aggregate fees billed for each of the last two fiscal years of Western Oil Sands ending December 31, 2004 and December 31, 2003, for professional services rendered by PWC for the audit of its annual financial statements, review of the Annual Information Form, Management Discussion and Analysis, completion of limited reviews of quarterly financial information and for services that are normally provided by PWC in connection with debt and equity financings for those fiscal years were $131,980 and $66,900, respectively.

         AUDIT-RELATED FEES: There were no fees billed for each of the last two fiscal years of Western Oil Sands, ending December 31, 2004 and December 31, 2003, for audit-related services by PWC.

         TAX FEES: The aggregate fees billed for each of the last two fiscal years of Western Oil Sands, ending December 31, 2004 and December 31, 2003, for professional services rendered by PWC for tax-related services consisting of advice and assistance with tax filings and tax audits were $24,960 and $5,720, respectively. Western Oil Sands' Audit Committee approved all of the noted services.

         ALL OTHER FEES: There were no other fees billed for each of the last two fiscal years of Western Oil Sands ending December 31, 2004 and December 31, 2003.

         AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES:

The Registrant has not yet established set policies and procedures for pre-approval of audit and non-audit related services conducted by the Registrant's accountant. At the present time, all such services are approved by the Chair of the Audit Committee before an engagement is executed.

OFF-BALANCE SHEET ARRANGEMENTS

Western Oil Sands has no off-balance sheet arrangements that require disclosure.

CONTRACTUAL OBLIGATIONS

Western Oil Sands has assumed various contractual obligations and commitments in the normal course of its operations. Summarized below are significant financial obligations that are known as of February 25, 2005, and which represent future cash payments that Western Oil Sands will be required to make under existing contractual agreements that it has entered into either directly, or as a partner in the Joint Venture. The following information can also be found in Western's Management Discussion and Analysis attached as Exhibit 3.

                                                               PAYMENTS DUE BY PERIOD
                                     <1 YEAR      1 - 3 YEARS     4 - 5 YEARS    AFTER 5 YEARS       TOTAL
US$450 Million Senior
     Secured Notes ..........      $       --      $       --      $       --      $  541,620      $  541,620

Senior Credit Facility ......          95,000              --              --              --          95,000

Revolving Credit Facility(1)               --              --              --         121,000         121,000

Obligations Under Capital
     Lease ..................           1,340           2,680           2,680          44,909          51,609

Feedstocks ..................          79,437         220,368         168,520          62,117         530,442

Utilities ...................          31,807          65,690          69,513         590,377         757,387

Mobile Equipment Lease ......           5,960           6,280          27,440           8,700          48,380

Total Contractual Obligations      $  213,544      $  295,018      $  268,153      $1,368,723      $2,145,438


(1) THE REVOLVING CREDIT FACILITY IS A 364-DAY EXTENDIBLE FACILITY THAT INCORPORATES A TWO YEAR TERM-OUT. MANAGEMENT CONSIDERS THIS TO BE PART OF OUR LONG-TERM CAPITAL STRUCTURE.

(2) IN ADDITION, WE HAVE AN OBLIGATION TO FUND WESTERN'S SHARE OF THE PROJECT'S PENSION FUND AND HAVE MADE COMMITMENTS RELATED TO OUR RISK MANAGEMENT
     PROGRAM: SEE NOTES 16 AND 17, RESPECTIVELY, OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CODE OF ETHICS

The Company does not have a code of ethics; it does not plan on enacting a code of ethics until it has attained a much larger size. With so few employees and officers (33 currently) and directors, it does not feel that developing and adopting a code of ethics would impact or change its operations or its employees, directors or officers. The Company feels that the few current employees, officers and directors it now has know sufficiently all of the actions of the Company such that unethical behavior would be discovered quickly.

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

Dated this 30th day of March, 2005.

                                         WESTERN OIL SANDS INC.



                                         By: /s/ David A. Dyck
                                             ---------------------
                                             Name:   David A. Dyck
                                             Title:  Vice President, Finance,
                                                     and Chief Financial Officer

                                  EXHIBIT INDEX


EXHIBIT NO.    DESCRIPTION
-----------    -----------

   1.          Annual Information Form for the fiscal year ended December 31,
               2004.

   2. Consolidated Financial Statements for the fiscal years ended December 31, 2004 and 2003 including U.S. GAAP reconciliation note, together with the auditors' report thereon.

   3. Management's Discussion and Analysis for the fiscal year ended December 31, 2004.

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

   10. Consent of Norwest Corporation, independent mining engineering consultants.