Form 40-F/A
period 2004-12-31
WESTERN OIL SANDS INC
filed 2005-11-08
CIK 1101280

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 40-F/A

                                 AMENDMENT NO. 1

   [_] Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934

   [X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004    Commission File Number: 333-90736

                             WESTERN OIL SANDS INC.
             (Exact name of Registrant as specified in its charter)

       ALBERTA, CANADA                        1311                    NOT APPLICABLE
(Province or other jurisdiction   (Primary Standard Industrial      (I.R.S. Employer
    of incorporation or            Classification Code Number)     identification no.)
        organization)

                  2400 ERNST & YOUNG TOWER, 440-2ND AVENUE S.W.
                        CALGARY, ALBERTA, CANADA T2P 5E9
                                 (403) 233-1700
   (Address and telephone number of registrant's principal executive offices)

                              CT CORPORATION SYSTEM
                    111-8TH AVENUE, NEW YORK, NEW YORK 10011
                                 (212) 894-8940
            (Name, address including zip code, and telephone number
                   including area codes of agent for service)

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

            53,278,762 Common Shares outstanding at December 31, 2004

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

                          Yes    [X]          No    [_]

                                EXPLANATORY NOTE

         The Registrant is filing this Amendment No. 1 to Form 40-F for the year ended December 31, 2004 to (a) revise Item C, Controls and Procedures to state with specificity that its controls are effective; and (b) insert a signed Auditor's Report, the signature of which was inadvertently omitted from the original filing of the Form 40-F.

         Other than as expressly set forth above, this Form 40-F/A does not, and does not purport to, update or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

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

C.   MANAGEMENT'S DISCUSSION AND ANALYSIS

         For Western Oil Sands' Management's Discussion and Analysis for the year ended December 31, 2004, see Exhibit 3 of this Annual Report on Form 40-F.

                             CONTROLS AND PROCEDURES

         Western Oil Sands maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Western Oil Sands' principal executive and financial officers evaluated the effectiveness of Western Oil Sands' disclosure controls and procedures as of the end of the period covered by this report and concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified and (ii) accumulated and communicated to the Registrant's management, including its principal executive officer and principal financial officer, to allow timely decision regarding required disclosure. However, as recommended by the Commission in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures to ensure that information is recorded, processed, summarized and reported within the time period's specified in the Commission's rules and forms.

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

                        AUDIT COMMITTEE FINANCIAL EXPERT

         The Registrant's Board of Directors has determined that Messrs. Robert Puchniak, Randall Oliphant and Mac Van Wielingen are audit committee financial experts (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its audit committee. Mr. Oliphant recently joined the Board of Directors and Audit Committee in February 2005 and is therefore not associated with the 2004 financial statements. Mr. Oliphant replaced Mr. Brian MacNeill. Mr. MacNeill served on the Board and Audit Committee for the duration of fiscal 2004. Pursuant to paragraph 8(a)(2) of General Instruction B to Form 40-F, the Board has applied the definition of independence applicable to the audit committee members of the New York Stock Exchange ("NYSE") listed companies. All above mentioned members are corporate directors and meet the NYSE definition of independence. For a description of the Audit Committee member's relevant experience in financial matters with the exception of Mr. MacNeill, see the section "Directors and Officers" in the Registrant's Annual Information Form for the year ended December 31, 2004, which is included as Exhibit 1 to this Annual Report on Form 40-F

                                 AUDIT COMMITTEE

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

                                              PAYMENTS DUE BY PERIOD

                              < 1 YEAR       1-3 YEARS       4-5 YEARS         AFTER 5           TOTAL
                                                                                 YEARS
 US$450 Million Senior
     Secured Notes          $       --      $       --      $       --      $  541,620      $  541,620

Senior Credit Facility          95,000              --              --              --          95,000

   Revolving Credit
      Facility(1)                   --              --              --         121,000         121,000

   Obligations Under
     Capital Lease               1,340           2,680           2,680          44,909          51,609

      Feedstocks                79,437         220,368         168,520          62,117         530,442

      Utilities                 31,807          65,690          69,513         590,377         757,387

Mobile Equipment Lease           5,960           6,280          17,440           8,700          48,380

   Total Contractual
      Obligations           $  213,544      $  295,018      $  268,153      $1,368,723      $2,145,438

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

                          CONSENT TO SERVICE OF PROCESS

         The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises. Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

                                    SIGNATURE

         Pursuant to the requirements of the Exchange Act, each Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this amendment No.1 to Annual Report on Form 40-F/A to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  November 4, 2005

                                         WESTERN OIL SANDS INC.


                                         By:   /s/ David A. Dyck
                                               ---------------------------------
                                         Name:   David A. Dyck
                                         Title:  Senior Vice President, Finance,
                                                 and Chief Financial Officer

                                    EXHIBITS

         The following exhibits are filed as part of this report.


Exhibit
 Number                             Description

   1* Annual Information Form of the Registrant for the fiscal year ended December 31, 2004.

   2*+ Consolidated Financial Statements for the fiscal years ended December 31, 2004 and 2003 including U.S. GAAP reconciliation note, together with the auditors' report thereon.

   3* Management's Discussion and Analysis for the fiscal year ended December 31, 2004.

   4* Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

   5* Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

   6* Certification of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

   7* Certification of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

    8 Consent of PricewaterhouseCoopers LLP, independent chartered accountants.

   9* Consent of Gilbert Laustsen Jung Associates Ltd., independent petroleum engineering consultants.

   10* Consent of Norwest Corporation, independent mining engineering consultants.


* PREVIOUSLY FILED.

+ THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003 INCLUDING U.S. GAAP RECONCILIATION NOTE HAVE BEEN PREVIOUSLY FILED. HOWEVER, THIS FORM 40-F/A IS ACCOMPANIED BY A SIGNED AUDITOR'S REPORT THEREON.