Form 40-F
period 2005-12-31
WESTERN OIL SANDS INC
filed 2006-03-29
CIK 1101280

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 40-F

   [_] Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934

   [X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934


For the fiscal year ended December 31, 2005    Commission File Number:333-90736

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

 The Registrant is a "voluntary filer" and files annual reports on Form 40-F, amendments to such reports and furnishes information on Form 6-K to the Securities and Exchange Commission, pursuant to its obligations under its indenture dated April 23, 2002 relating to its 8 3/8% Senior Secured Notes due
                                 May 1, 2012

FOR ANNUAL REPORTS, INDICATE BY CHECK MARK THE INFORMATION FILED WITH THIS
FORM:

       [X] Annual information form      [X] Audited annual financial statements

  NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR
   COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

         160,518,041 Common Shares outstanding as of December 31, 2005

Indicate by check mark whether the Registrant is furnishing the information contained in this Form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

              Yes [_]                  No [ X ]


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


              Yes [X]                  No [_]

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:


A.       ANNUAL INFORMATION FORM

For the Annual Information Form of Western Oil Sands Inc. ("Western Oil Sands") for the year ended December 31, 2005, see Exhibit 1 of this Annual Report on Form 40-F.

B.       AUDITED ANNUAL FINANCIAL STATEMENTS

For Western Oil Sands' consolidated audited financial statements for the year ended December 31, 2005 and 2004, including the auditor's report with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 21 of the Notes to the Consolidated Financial Statements.

C.       MANAGEMENT'S DISCUSSION AND ANALYSIS

For Western Oil Sands' Management's Discussion and Analysis for the year ended December 31, 2005, see Exhibit 3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

Western Oil Sands maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the reports filed under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Western Oil Sands' principal executive and financial officers evaluated the effectiveness of Western Oil Sands' disclosure controls and procedures as of the end of the period covered by this report and concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified and (ii) accumulated and communicated to the Registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. However, as recommended by the Commission in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures to ensure that information is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

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

During the fiscal year ended December 31, 2005, there were no changes in Western Oil Sands' internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, Western Oil Sands' internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's Board of Directors has determined that Messrs. Robert Puchniak, Randall Oliphant and Mac Van Wielingen are audit committee financial experts (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its audit committee. Pursuant to paragraph 8(a)(2) of General Instruction B to Form 40-F, the Board has applied the definition of independence applicable to the audit committee members of the New York Stock Exchange ("NYSE") listed companies. All above mentioned members are corporate directors and meet the NYSE definition of independence. For a description of the Audit Committee member's relevant experience in financial matters, see the section "Directors and Officers" in the Registrant's Annual Information Form for the year ended December 31, 2005, which is included as Exhibit 1 to this Annual Report on Form 40-F.

AUDIT COMMITTEE

Western Oil Sands has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Messrs. Robert G. Puchniak, Randall Oliphant and Mac H. Van Wielingen. Mr. Puchniak chairs the Audit Committee.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP ("PWC") have been the auditors of Western Oil Sands since Western Oil Sands' inception. The aggregate amounts billed by PWC for each of the last two fiscal years for audit fees, audit-related fees, tax fees and all other fees, including expenses, are set forth below.

         AUDIT FEES: The aggregate fees billed for each of the last two fiscal years of Western Oil Sands ending December 31, 2005 and December 31, 2004, for professional services rendered by PWC for the audit of its annual financial statements, review of the Annual Information Form, Management Discussion and Analysis, completion of limited reviews of quarterly financial information and for services that are normally provided by PWC in connection with debt and equity financings for those fiscal years were $146,396 and $131,980, respectively.

         AUDIT-RELATED FEES: There were no fees billed for each of the last two fiscal years of Western Oil Sands, ending December 31, 2005 and December 31, 2004, for audit-related services by PWC.

         TAX FEES: The aggregate fees billed for each of the last two fiscal years of Western Oil Sands, ending December 31, 2005 and December 31, 2004, for professional services rendered by PWC for tax-related services consisting of advice and assistance with tax filings and tax audits were $133,108 and $24,960, respectively. Western Oil Sands' Audit Committee approved all of the noted services.

         ALL OTHER FEES: There were no other fees billed for each of the last two fiscal years of Western Oil Sands ending December 31, 2005 and December 31, 2004.

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

CONTRACTUAL OBLIGATIONS

Western Oil Sands has assumed various contractual obligations and commitments in the normal course of its operations. Summarized below are significant financial obligations that are known as of February 16, 2006, and which represent future cash payments that Western Oil Sands will be required to make under existing contractual agreements that it has entered into either directly, or as a partner in the Joint Venture. The following information can also be found in Western's Management Discussion and Analysis attached as
Exhibit 3.

                                                               Payments Due By Period
                                         <1 Year    1 - 3 Years      4 - 5 Years      After 5 Years            Total
--------------------------------------------------------------------------------------------------------------------
US$450 Million Senior Secured Notes   $        -    $         -      $         -      $     524,655     $    524,655
Revolving Credit Facility (1)                  -              -                -             41,000           41,000
Obligations Under Capital Lease            1,340          2,680            2,680             43,566           50,266
Option Premium Liability                       -         95,642                -                  -           95,642
Feedstocks                               106,423        128,758           18,242             64,138          317,561
Pipelines and Utilities                   39,715         68,337           69,890            556,036          733,978
Mobile Equipment Lease                     3,647         11,941           26,740                  -           42,328
--------------------------------------------------------------------------------------------------------------------
Total Contractual Obligations         $  151,125    $   307,358      $   117,552      $   1,229,395     $  1,805,430
--------------------------------------------------------------------------------------------------------------------

(1) THE REVOLVING CREDIT FACILITY IS A 3-YEAR BANK FACILITY MATURING INITIALLY ON OCTOBER 31, 2008, EXTENDIBLE ANNUALLY AT THE LENDERS' DISCRETION. MANAGEMENT CONSIDERS THIS TO BE PART OF OUR LONG-TERM CAPITAL STRUCTURE.

(2) IN ADDITION, WE HAVE AN OBLIGATION TO FUND WESTERN'S SHARE OF THE PROJECT'S PENSION FUND AND HAVE MADE COMMITMENTS RELATED TO OUR RISK MANAGEMENT PROGRAM: SEE NOTES 17 AND 18, RESPECTIVELY, OF THE CONSOLIDATED FINANCIAL STATEMENTS.


CODE OF ETHICS

The Company has adopted a Code of Conduct and Conflict of Interest Policy which applies to directors, officers, employees, contractors and consultants. This Code deals with such matters as compliance with applicable laws, rules and regulations, compliance with Western's policy addressing treatment of confidential information in addition to several other pertinent areas of focus. The complete Policy is available on the Company's website.

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

Dated this 28th day of March, 2006.

                                  WESTERN OIL SANDS INC.



                                  By: /s/ David A. Dyck
                                      ------------------------------------------
                                      Name:  David A. Dyck
                                      Title: Senior Vice President, Finance, and
                                             Chief Financial Officer

Documents filed as part of this report:

                                 EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION
-----------     -----------

    1.       Annual  Information  Form for the fiscal year ended  December 31,
             2005.

    2. Consolidated Financial Statements for the fiscal years ended December 31, 2005 and 2004 including U.S. GAAP reconciliation note, together with the auditors' report thereon.

    3. Management's Discussion and Analysis for the fiscal year ended December 31, 2005.

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

    9. Consent of GLJ Petroleum Consultants Ltd., independent petroleum engineering consultants.

    10. Consent of Norwest Corporation, independent mining engineering consultants.