Form 40-F/A
period 2005-12-31
WESTERN OIL SANDS INC
filed 2006-09-12
CIK 1101280

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

For the fiscal year ended December 31, 2005    Commission File Number: 333-90736

                            WESTERN OIL SANDS INC.
            (Exact name of Registrant as specified in its charter)

    ALBERTA, CANADA                           1311                      NOT APPLICABLE.
  (PROVINCE OR OTHER             (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
JURISDICTION OF INCORPORATION     CLASSIFICATION CODE NUMBER)         IDENTIFICATION NO.)
     OR ORGANIZATION)

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

         SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT
          TO SECTION 15(D) OF THE ACT: The Registrant is a "voluntary filer" and files annual reports on Form 40-F, amendments to such reports and furnishes information on Form 6-K to the Securities and
     Exchange Commission, pursuant to its obligations under its indenture dated April 23, 2002 relating to its 8 3/8% Notes due May 1, 2012.

          For annual reports, indicate by check mark the information filed with this Form:

  [X] Annual information form           [X] Audited annual financial statements

       Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

          160,518,041 Common Shares outstanding at December 31, 2005

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

                     Yes   [X]                      No   [_]

                               EXPLANATORY NOTE

            The Registrant is filing this Amendment No. 1 (this "Amendment") to Form 40-F for the year ended December 31, 2005 to insert a signed auditor's report relating to the Registrant's consolidated financial statements for the fiscal years ended December 31, 2005 and 2004, which was inadvertently omitted from the original filing of the Form 40-F.

            Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

                              PRINCIPAL DOCUMENTS

            The following documents have been filed as part of this Amendment to Form 40-F:

A.    ANNUAL INFORMATION FORM

            Annual Information Form of Western Oil Sands Inc. for the year ended December 31, 2005.*

B.    AUDITED ANNUAL FINANCIAL STATEMENTS

            Consolidated audited financial statements for the years ended December 31, 2005 and 2004, including the auditor's report with respect thereto and a U.S. GAAP reconciliation note.*+

C.    MANAGEMENT'S DISCUSSION AND ANALYSIS


  Management's Discussion and Analysis for the year ended December 31, 2005.*
-------------------------------------------------------------------------------

*   Previously filed.

+ THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004 INCLUDING U.S. GAAP RECONCILIATION NOTE HAVE BEEN PREVIOUSLY FILED. HOWEVER, THIS AMENDMENT IS ACCOMPANIED BY A SIGNED AUDITOR'S REPORT THEREON.

                                   SIGNATURE

            Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this amendment No.1 to Annual Report on Form 40-F/A to be signed on its behalf by the undersigned, thereto duly authorized.


Dated:  September 11, 2006

                                             WESTERN OIL SANDS INC.



                                             By: /s/ David A. Dyck
                                                 ----------------------------
                                                 Name:  David A. Dyck
                                                 Title: SR Vice President,
                                                        Finance & CFO

                                   EXHIBITS

           The following exhibits are filed as part of this report.


-------------------------------------------------------------------------------
EXHIBIT NUMBER                            DESCRIPTION
-------------------------------------------------------------------------------

     1* Annual Information Form of the Registrant for the fiscal year ended December 31, 2005.

     2*+ Consolidated Financial Statements for the fiscal years ended December 31, 2005 and 2004 including U.S. GAAP reconciliation note, together with the auditors' report thereon.

     3* Management's Discussion and Analysis for the fiscal year ended December 31, 2005.

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

     8* Consent of PricewaterhouseCoopers LLP, independent chartered accountants.

     9*        Consent  of  GLJ  Petroleum   Consultants   Ltd.,   independent
               petroleum engineering consultants.

     10* Consent of Norwest Corporation, independent mining engineering consultants.

-------------
*   PREVIOUSLY FILED.

+ THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004 INCLUDING U.S. GAAP RECONCILIATION NOTE HAVE BEEN PREVIOUSLY FILED. HOWEVER, THIS FORM 40-F/A IS ACCOMPANIED BY A SIGNED AUDITOR'S REPORT THEREON.