Form 40-F
period 2006-12-31
WESTERN OIL SANDS INC
filed 2007-02-27
CIK 1101280

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 40-F

             [_] Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934


             [X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934


For the fiscal year ended December 31, 2006     Commission File Number:333-90736

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

  The Registrant is a "voluntary filer" and files annual reports on Form 40-F, and furnishes information on Form 6-K to the Securities and Exchange Commission, pursuant to its obligations under its indenture dated April 23,
                   2002 relating to its 8 3/8% Senior Secured
                              Notes due May 1, 2012


FOR ANNUAL REPORTS, INDICATE BY CHECK MARK THE INFORMATION FILED WITH THIS FORM:

      [X] Annual information form      [X] Audited annual financial statements

   NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR
    COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.
          161,378,399 Common Shares outstanding as of December 31, 2006


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


              Yes [X]                               No [_]

================================================================================

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:


A.       ANNUAL INFORMATION FORM

For the Annual Information Form of Western Oil Sands Inc. ("Western Oil Sands") for the year ended December 31, 2006, see Exhibit 1 of this Annual Report on Form 40-F.

B.       AUDITED ANNUAL FINANCIAL STATEMENTS

For Western Oil Sands' consolidated audited financial statements for the year ended December 31, 2006 and 2005, including the auditor's report with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F. The audit by PricewaterhouseCoopers LLP ("PWC") of management's evaluation of the effectiveness of internal control over financial reporting is set forth in
Exhibit 2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 21 of the Notes to the consolidated audited financial statements for the year ended December 31, 2006.

C.       MANAGEMENT'S DISCUSSION AND ANALYSIS

For Western Oil Sands' Management's Discussion and Analysis for the year ended December 31, 2006, see Exhibit 3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS

As of December 31, 2006, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures as defined in Canada in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the SECURITIES AND EXCHANGE ACT OF 1934, as amended (the "Exchange Act"). Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2006 to ensure that information required to be disclosed by us in reports that we file under the Exchange Act, is gathered, reported, processed, summarized and reported within the time periods specified in the Securities and Exchange Commissions rules and forms and is accumulated and communicated to the management of Western Oil Sands, including the CEO and CFO, to allow timely decisions regarding required disclosure as specified under Canadian and U.S. securities laws.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended and in Canada as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and preparation of our financial statements for external purposes in accordance with accounting principles generally accepted in Canada. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of the assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of our assets are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

There was one exclusion from our evaluation. Our 20% undivided working interest in the Alberta Oil Sands Project (the "AOSP"), was excluded from our evaluation as we do not have the ability to dictate or modify this entity's internal control over financial reporting, and we do not have the ability, in practice, to assess those controls. However, we have assessed our internal control over financial reporting with respect to the inclusion of our share of the AOSP and its results of operations in our consolidated financial statements. For further discussion of this exclusion from the scope of our evaluation see "Scope of Management's Report on Internal Control over Financial Reporting" below.

Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management's evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by PWC, as stated in their report in Exhibit 2 of this Annual Report on Form 40-F.


SCOPE OF MANAGEMENT'S EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Western Oil Sands is the holder of a 20% undivided interest in the AOSP and conducts the operation of the AOSP through a joint venture agreement (the "Agreement") with Chevron Canada Limited, the other 20% interest holder, and Shell Canada Limited ("Shell"), the 60% interest holder. The Agreement is structured such that Shell, as the project administrator and controller of the executive committee of the AOSP, is delegated all managerial responsibilities, including the ability to control operations, create accounts and keep internal controls over the AOSP. Shell charges us our proportionate share of the expenditures and provides us with our proportionate share of saleable synthetic crude which we market directly to third parties.

Pursuant to the Agreement, and as described below, we have the contractual right to audit Shell's determination of our share of costs and outputs of the AOSP. During our 2006 fiscal year, our 20% undivided working interest in the AOSP comprised 96% of our total Property, Plant and Equipment, 100% of Operating Expenses, 54% of Purchased Feedstock, and 64% of Research and Business Development Expense as at and for the year ended December 31, 2006. However, we do not have the right or ability to dictate or modify the internal control over financial reporting of the AOSP, and we do not have the ability, in practice, to evaluate those controls. Further, we are not able to influence the control environment or control evaluations of the AOSP. As a result, we have excluded the AOSP from our evaluation of internal control over financial reporting relating to the AOSP.

Pursuant to the Agreement, we have a control structure which includes, among other things, the following:

     o the right to participate in the committee that grants the authority under which all other committees operate including the approval of the annual budget;

     o the right to participate in the committee that reviews operations and capital spending as well as the approval of certain spending and contracts;

     o the right to participate in quarterly accounting and audit committee meetings; and

     o the right to participate in other committees and work groups as needed.

In addition, we have and we exercise our right to audit, on a routine basis, Shell's determination of our share of costs as noted and outputs of the AOSP. Although these activities do not provide the ability to evaluate the internal control over financial reporting of the AOSP, the foregoing constitute a control environment for the purposes of evaluating our internal control over financial reporting. Accordingly, despite the exclusion of the AOSP from our management's review, our management has evaluated our internal control over financial reporting with respect to the inclusion of our share of the AOSP and its results in our consolidated financial statements.


CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.


AUDIT COMMITTEE FINANCIAL EXPERT

Western Oil Sands' Board of Directors has determined that Messrs. Robert Puchniak, Randall Oliphant, Oyvind Hushovd and Fred Dyment (Mr. Dyment was appointed to the Audit Committee on January 1, 2007) are audit committee financial experts (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its audit committee. Pursuant to paragraph 8(a)(2) of General Instruction B to Form 40-F, the Board has applied the definition of independence applicable to the audit committee members of the New York Stock Exchange ("NYSE") listed companies. All above mentioned members are corporate directors and meet the NYSE definition of independence. For a description of the Audit Committee member's relevant experience in financial matters, see the section "Directors and Officers" in the Registrant's Annual Information Form for the year ended December 31, 2006, which is included as Exhibit 1 to this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

Western Oil Sands has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Messrs. Robert G. Puchniak, Randall Oliphant and Oyvind Hushovd . Mr. Puchniak chairs the Audit Committee.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PWC have been the auditors of Western Oil Sands since Western Oil Sands' inception. The aggregate amounts billed by PWC for each of the last two fiscal years for audit fees, audit-related fees, tax fees and all other fees, including expenses, are set forth below.

         AUDIT FEES: The aggregate fees billed for each of the last two fiscal years of Western Oil Sands ending December 31, 2006 and December 31, 2005, for professional services rendered by PWC for the audit of its consolidated audited financial statements, review of the Annual Information Form, Management Discussion and Analysis, completion of limited reviews of quarterly financial information and for services that are normally provided by PWC in connection with debt and equity financings for those fiscal years were $136,529 and $146,396, respectively. The aggregate fees billed for each of the last two fiscal years of Western Oil Sands ending December 31, 2006 and December 31, 2005, for professional services rendered by PWC for costs related to the 2006 audit (first year of adoption) of Western Oil Sands' internal control over financial reporting were $160,000 and nil, respectively.

         TAX FEES: The aggregate fees billed for each of the last two fiscal years of Western Oil Sands, ending December 31, 2006 and December 31, 2005, for professional services rendered by PWC for tax-related services consisting of advice and assistance with tax filings and tax audits were nil and $133,108, respectively. Western Oil Sands' Audit Committee approved all of the noted services.

         ALL OTHER FEES: There were no other fees billed for each of the last two fiscal years of Western Oil Sands ending December 31, 2005 and December 31, 2004.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Western Oil Sands has not yet established set policies and procedures for pre-approval of audit and non-audit related services conducted by the Registrant's accountant. At the present time, all such services are approved by the Chair of the Audit Committee before an engagement is executed.

OFF-BALANCE SHEET ARRANGEMENTS

Western Oil Sands has no off-balance sheet arrangements that require disclosure.

CONTRACTUAL OBLIGATIONS

Western Oil Sands has assumed various contractual obligations in the normal course of its operations. Summarized below are significant contractual obligations that are known as of December 31, 2006, and which represent future cash payments that Western Oil Sands will be required to make under existing contractual agreements that it has entered into either directly, or as a partner in the AOSP. The following information can also be found in Western Oil Sands' Management Discussion and Analysis attached as Exhibit 3.

                                                     Payments Due By Period (in Thousands)
                                      <1 Year      1-3 Years   4-5 Years      After5 Years          Total
---------------------------------------------------------------------------------------------------------
US$450 Million Senior Secured Notes $       -      $       -    $       -      $   524,385    $   524,385
Revolving Credit Facility (1)               -              -            -           77,000         77,000
Obligations Under Capital Lease         1,341          2,680        2,680           42,227         48,928
Option Premium Liability               25,971         69,775            -                -         95,426
Feedstocks                            106,352         39,612       20,726           58,727        225,417
Pipelines and Utilities                33,300         78,801       86,347          558,641        757,089
Mobile Equipment Lease                  5,242         32,174        8,625                -         46,041
Exploration Work                        8,728            500            -                -          9,228
---------------------------------------------------------------------------------------------------------
Total Contractual Obligations       $ 180,434      $ 223,542    $ 118,378      $ 1,260,980    $ 1,783,334
---------------------------------------------------------------------------------------------------------

(1)  THE  REVOLVING  CREDIT  FACILITY  IS A 3-YEAR  BANK  FACILITY  MATURING ON
     OCTOBER 31, 2009, EXTENDABLE ANNUALLY AT THE LENDERS' DISCRETION. MANAGEMENT CONSIDERS THIS TO BE PART OF OUR LONG-TERM CAPITAL STRUCTURE.
(2) IN ADDITION, WE HAVE AN OBLIGATION TO FUND WESTERN'S SHARE OF THE PROJECT'S PENSION FUND AND HAVE MADE COMMITMENTS RELATED TO OUR RISK MANAGEMENT PROGRAM: SEE NOTES 17 AND 18, RESPECTIVELY, OF THE CONSOLIDATED FINANCIAL STATEMENTS.

CODE OF ETHICS

The Board has adopted a written Code of Ethics and Business Conduct (the "Code") for directors, officers and employees of Western Oil Sands and its subsidiaries. A copy of the Code was filed on November 24, 2006 and is accessible through SEDAR at www.sedar.com. A copy of the Code may also be obtained upon request by contacting Western Oil Sands at Suite 2400, Ernst & Young Tower, 440 Second Avenue S.W., Calgary, Alberta, T2P 5E9, telephone:
(403) 233-1700.

         The Code provides that directors, officers and employees must, among other things: (a) avoid situations that may result in a conflict or perceived conflict between personal interests of directors, officers and employees and the interests of Western Oil Sands; (b) provide full disclosure of any actual or potential conflicts of interest in accordance with applicable legislation;
(c) at all times comply fully with applicable law and avoid any situation which could be perceived as improper or unethical; (d) maintain the confidentiality of all non-public information relating to Western Oil Sands; (e) protect the property of Western Oil Sands and use such property only for authorized business purposes; and (f) not hold any significant financial interest, either directly or indirectly, in an organization which has a relationship with Western Oil Sands.

         Compliance with the Code is monitored by the Board. Where a director or officer has any interest in or a perceived conflict involving a contract or business relationship with Western Oil Sands, that director or officer is excluded from all discussions and deliberations regarding the contract or relationship and such director abstains from voting in respect thereof. Members of the Board and executive officers have disclosed to Western Oil Sands all directorships held by such member and the existence and nature of any interests that could result in a conflict situation with Western Oil Sands.

         The Board has also adopted a policy relating to the reporting of inappropriate activity to encourage and promote a culture of ethical business conduct. This policy is intended to encourage and facilitate the reporting of
(a) questionable accounting, internal accounting controls and/or auditing matters, (b) the reporting of fraudulent financial information to shareholders, regulatory authorities and the financial markets, and (c) conduct which results in a violation of law by Western Oil Sands or in substantial mismanagement of Western Oil Sands' resources that, if proven, would constitute a criminal offence or reasonable grounds for dismissal of the person engaging in this conduct, without the fear of recrimination, retaliation or harassment. Since the adoption of the Code, there have not been any amendments to the Code or waivers, including implicit waivers, from any provisions in the Code. In addition, to the knowledge of the Board, there have been no departures from the Code during the year ended December 31, 2006 that would require the filing of a material change report under Canadian security laws.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS


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

Dated this 22nd day of February, 2007.

                                              WESTERN OIL SANDS INC.



                                              By:  /s/ David A. Dyck
                                                  ------------------------------
                                                  Name:   David A. Dyck
                                                  Title:  Senior Vice President,
                                                          Finance, and Chief
                                                          Financial Officer

Documents filed as part of this report:

                                  EXHIBIT INDEX

EXHIBIT
  NO.               DESCRIPTION
-------             -----------


1.    Annual Information Form for the fiscal year ended December 31, 2006.

2. Consolidated Financial Statements for the fiscal years ended December 31, 2006 and 2005 including U.S. GAAP reconciliation note, together with the auditors' report thereon.

3. Management's Discussion and Analysis for the fiscal year ended December 31, 2006.

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