Form 40-F/A
period 2006-12-31
WESTERN OIL SANDS INC
filed 2007-07-19
CIK 1101280

================================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

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

                                      1311
    (Primary Standard Industrial Classification Code Number (if applicable))

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

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT:
  The Registrant is a "voluntary filer" and files annual reports on Form 40-F and amendments to such reports, and furnishes information on Form 6-K to the Securities and Exchange Commission, pursuant to its obligations under its indenture dated April 23, 2002 relating to its
                  8 3/8% Senior Secured Notes due May 1, 2012

FOR ANNUAL REPORTS, INDICATE BY CHECK MARK THE INFORMATION FILED WITH THIS FORM:

     [_] Annual information form       [_] Audited annual financial statements

       INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S
       CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD
                         COVERED BY THE ANNUAL REPORT.
         161,378,399 Common Shares outstanding as of December 31, 2006


Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

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


              Yes [X]                               No [_]

================================================================================

                                EXPLANATORY NOTE

         The Registrant is filing this Amendment No. 1 (this "Amendment") to the Annual Report on Form 40-F for the year ended December 31, 2006 to correct a typographical error in the date of the fiscal year referenced in the certification signed by the Registrant's Senior Vice President, Finance and Chief Financial Officer (Principal Financial Officer) required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

         Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

                 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

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

CONSENT TO SERVICE OF PROCESS

         A Form F-X signed by the Registrant and its agent for service of process has been filed with the Commission in connection with its 8 3/8% Senior Secured Notes due May 1, 2012.

         Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

                                   SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

Dated this 19th day of July, 2007


                                      WESTERN OIL SANDS INC.



                                      By: /s/ David A. Dyck
                                          ---------------------------
                                          Name:  David A. Dyck
                                          Title: Senior Vice President, Finance
                                                 and Chief Financial Officer

Documents filed as part of this report:


                                 EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION
-----------     -----------

   1*        Annual Information Form for the fiscal year ended December 31,
             2006.

   2* Consolidated Financial Statements for the fiscal years ended December 31, 2006 and 2005 including U.S. GAAP reconciliation note, together with the auditors' report thereon.

   3* Management's Discussion and Analysis for the fiscal year ended December 31, 2006.

   4* Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

   5* Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

   6* Certification of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

   7 Certification of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

   8* Consent of PricewaterhouseCoopers LLP, independent chartered accountants.

   9*        Consent  of  GLJ  Petroleum   Consultants  Ltd.,   independent
             petroleum engineering consultants.

   10* Consent of Norwest Corporation, independent mining engineering consultants.


-----------------
*  previously filed